NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR as of May 10, 2022 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 22, 2022

TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 1 NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS When: Where: Wednesday, June 22, 2022 at Virtually via live webcast at: https://Web.lumiagm.com/413104394 10:00 a.m. (Toronto time) Password: tricon2022 Business of the Meeting 1. Receive the financial statements of Tricon Residential Inc. (the “Company”) for the 12-month period ended December 31, 2021, together with the auditor’s report thereon; 2. Elect Directors of the Company for the ensuing year; 3. Appoint the auditor of the Company and authorize the Board of Directors to fix their remuneration; 4. Consider, and, if deemed advisable, to pass a resolution, the full text of which is attached as Appendix D to the Information Circular, with or without variation to continue, amend and restate the Company’s shareholder rights plan; and 5. Transact any other business which may properly come before the annual and special meeting (the “Meeting”) of holders of the Company’s common shares (“Shareholders”). Your Vote is Important If you held common shares of the Company (“Common Shares”) on May 3, 2022, you are entitled to receive notice and to vote on each of the matters listed above to be voted on at the Meeting. Due to the virtual nature of the Meeting, Shareholders are encouraged to express their vote in advance by completing a form of proxy or voting instruction form, or where advanced voting is not possible, to do so at the virtual Meeting. Detailed voting instructions can be found starting on page 9 of the accompanying management information circular (“Information Circular”). Virtual Meeting This year, like last year, in order to mitigate risks to the health and safety of the Company’s Shareholders, communities, employees and other stakeholders – and to avoid the uncertainty of changing local health restrictions – posed by the ongoing COVID-19 pandemic the Meeting will be in a virtual-only format, which will be conducted via live webcast. All Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://Web.lumiagm.com/413104394. Guests and non-registered Shareholders (being shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting. Meeting Materials This year, the Company is again using notice-and-access delivery to furnish the Notice of Meeting and Information Circular (the “Meeting Materials”) to Shareholders electronically. Therefore, instead of receiving the Meeting Materials by mail, you can view them online under the Company’s profile at www.sedar.com or at https://docs.tsxtrust.com/2234. Requests for paper copies of the Meeting Materials may be made, at no charge, up to one year from the date the Information Circular is filed on SEDAR by calling 1-866-600-5869 or by emailing tsxtis@tmx.com. The Company believes that this delivery process will expedite Shareholders’ receipt of proxy materials and both lower the costs and reduce the environmental impact of the Meeting. By order of the Board of Directors “David Veneziano” David Veneziano Chief Legal Officer Toronto, Ontario, Canada May 10, 2022

2 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL LETTER TO SHAREHOLDERS Dear fellow Shareholders, It is our pleasure to invite you to the 2022 Annual and Special Meeting of Shareholders of Tricon Residential Inc. (“Tricon” or the “Company”) on Wednesday June 22, 2022 at 10:00 a.m. (Toronto time) (the “Meeting”). This year, like last year, in order to mitigate risks to the health and safety of the Company’s common shareholders (“Shareholders”), communities, employees and other stakeholders – and to avoid the uncertainty of changing local health restrictions – posed by the ongoing COVID-19 pandemic, the Meeting will be in a virtual-only format, which will be conducted via live webcast. All Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate or vote at the Meeting online at https://Web.lumiagm.com/413104394. Guests and non-registered Shareholders (being shareholders who hold their common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting. As a Shareholder, you have the right to vote your shares on all items that come before the Meeting. Your vote is important, and we encourage you to exercise your right in the manner that suits you best. The accompanying management information circular provides details about all of the items for consideration at the Meeting, such as information about nominated directors and their compensation, the Company’s auditor, and our Shareholder Rights Plan. It also contains detailed information about our philosophy, policies and programs for executive compensation, our corporate governance practices, and how the board of directors receives input from Shareholders on these matters. At the Meeting, we will review our financial position, business operations and the value we are delivering to Shareholders. Thank you for your support and continued confidence in Tricon and we look forward to your participation at this year’s virtual Meeting. Sincerely, “David Berman” David Berman Executive Chairman of the Board of Directors

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 3 TABLE OF CONTENTS PROXY SUMMARY 4 ABOUT THIS INFORMATION CIRCULAR 7 VOTING INFORMATION 7 BUSINESS OF THE MEETING 10 DIRECTOR NOMINEES 14 DIRECTOR COMPENSATION 27 GOVERNANCE PRACTICES 30 COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE LETTER TO SHAREHOLDERS 39 COMPENSATION DISCUSSION AND ANALYSIS 41 APPENDIX A GLOSSARY OF TERMS 64 APPENDIX B KEY TERMS OF COMPENSATION PLANS 66 APPENDIX C CHARTER OF THE BOARD OF DIRECTORS 73 APPENDIX D RESOLUTION TO CONTINUE, AMEND AND RESTATE SHAREHOLDER RIGHTS PLAN 75 APPENDIX E THIRD AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT 76

2022 MANAGEMENT INFORMATION CIRCULAR 4 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL TRICON RESIDENTIAL INC. MANAGEMENT INFORMATION CIRCULAR This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by management of Tricon Residential Inc. (“Tricon” or the “Company”) for use at the 2022 annual and special meeting of shareholders of Tricon (the “Meeting”) to be held on Wednesday, June 22, 2022 at 10:00 a.m. (Toronto time) and at any postponement or adjournment thereof, for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”). The Meeting will be held in a virtual-only format. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to participate in the Meeting online is provided in this Information Circular. PROXY SUMMARY This summary sets forth certain performance highlights, as well as information contained elsewhere in this Information Circular. You should read the entire Information Circular before casting your vote. You may also wish to review the Company’s Annual Report for the fiscal year ended December 31, 2021, which is available on the Company’s website at www.triconresidential.com and on SEDAR at www.sedar.com. Board Voting Recommendations Proposals Board Voting Recommendations Page Election of each of the nominees to the Board of Directors FOR each of the nominees 10 Appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company and authorizing the Board of Directors to fix the auditor’s remuneration FOR 10 To, continue, amend and restate the Company’s Rights Plan FOR 11 Director Nominees Every member of our Board of Directors is elected annually. You are being asked to vote on the election of the following ten nominees, each of whom currently serves as a Director. Mr. Cohen’s nomination has been confirmed by Blackstone pursuant to its right, conditional upon maintaining a certain beneficial ownership interest in the Company, to nominate one member of the Board of Directors in connection with the closing of the Blackstone Private Placement. Name Age Director Since Independent Committee Memberships Audit Compensation, Nominating and Corporate Governance Mr. David Berman 74 Prior to IPO in 2010 No Mr. J. Michael Knowlton 71 2011 Yes Chair ✔ Mr. Peter D. Sacks* 76 2014 Yes ✔ Ms. Siân M. Matthews 61 2015 Yes Chair Mr. Ira Gluskin 79 2016 Yes ✔ Ms. Camille Douglas 70 2018 Yes ✔ Mr. Frank Cohen 49 2020 Yes Ms. Renée L. Glover 72 2021 Yes ✔ Mr. Gary Berman 48 2014 No Mr. Geoff Matus 72 Prior to IPO in 2010 No *Lead director

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 5 Corporate Governance Highlights Governance Elements Board Independence and Diversity • Majority of independent Directors (7/10 of nominees are independent) • Independent Lead Director • Fully independent committees • Regular independent Board and committee meetings • Gender diversity policy targeting 1⁄₃ of Directors of each gender Meeting Attendance • Strong Director engagement with 99% attendance at Board and committee meetings1 • There were eight Board meetings in 2021 • There were six Audit Committee meetings and four Governance Committee meetings in 2021 Director Age and Tenure • Balanced Director tenure with an average tenure of approximately seven years since IPO in 2010 • Average director nominee age of 67 years (1) Individual meeting attendance of Directors who are nominees for election at the Meeting is set out in the Director profiles beginning on page 16. Tracy Sherren, who served as a Director until June 23, 2021, attended both Board meetings that occurred prior thereto during Fiscal 2021. Performance and CEO Compensation Highlights Tricon’s performance in 2021 was marked by numerous strategic and operating successes. A key 2021 accomplishment was the listing of our common shares on the NYSE and closing of our initial public offering in the United States, with a concurrent public offering in Canada and private placement. In total, these offerings yielded aggregate gross proceeds to the Company of approximately $570 million. Prior to this, in March 2021, Tricon completed the syndication of its wholly-owned portfolio of 23 U.S. multi-family apartments to two institutional investors. Under the joint venture arrangement, the investors acquired a combined 80% interest in the existing portfolio, with Tricon retaining a 20% interest. The transaction reflected a total portfolio value of $1.331 billion, including in-place debt, and provided Tricon with approximately $425 million of gross proceeds which we used to repay outstanding debt and for general corporate purposes. As a result of these two initiatives, Tricon reduced its leverage from approximately 55% net debt/assets1 (excluding then-outstanding convertible debentures) to 35% over the course of the year, significantly enhancing its balance sheet flexibility. Tricon also raised more third-party capital in 2021 than in its previous 32 years of history combined. In addition to the creation of our US multi- family joint venture mentioned above, we expanded our third-party assets under management and associated recurring fee streams with the formation of three other new joint venture arrangements during the year. In May, Tricon formed our “Homebuilder Direct” joint venture arrangement with two leading institutional investors which aims to acquire newly built single-family rental homes, either as scattered homes or recently completed single-family rental communities. The joint venture is funded by a total equity commitment of $450 million with Tricon serving as the asset and property manager. Then, in July, we formed SFR JV-2, a joint venture arrangement with three leading institutional investors which serves as a successor to SFR JV-1, targeting the acquisition of single-family homes via resale channels and existing portfolio acquisitions. Tricon acts as the asset and property manager for the joint venture, which is funded by a total equity commitment of $1.55 billion. Finally, north of the border, Tricon’s new joint venture with the Canada Pension Plan Investment Board was formed in March and is investing in build-to-core multi-family rental projects in the Greater Toronto Area with Tricon serving as the projects’ developer, asset manager and property manager. The joint venture will provide equity capital allowing for the expected development of 2,000–3,000 units at an expected gross development cost of C$1.5 billion. While reaching (and surpassing) these strategic goals, Tricon also delivered outstanding performance in 2021, benefitting from robust rental housing demand driven by de-urbanization, de-densification and work-from-home trends that have accelerated over the course of the COVID-19 pandemic. Tricon’s single-family rental business, which accounts for 94% of our real estate assets, recorded strong home occupancy of 97.6%, a 360-basis point decrease in same home resident turnover to 19.7%, record net operating income margin of 67.8% and blended rent growth of 8.2% for the same home portfolio. Tricon’s portfolio of managed homes also expanded by 28%, to 29,237 homes. The strong performance of this business, coupled with robust results from our residential developments and private funds and advisory businesses, resulted in a 359% increase in net income from continuing operations in 2021, to $517.1 million, a 35% increase in Core FFO to $152 million and a 12% increase in Core FFO per share to $0.57. Please refer to the Company’s Annual Report for the fiscal year ended December 31, 2021 for further details.2 (1) Net debt/assets is a non-IFRS ratio. See “Non-IFRS Measures”. (2) Core FFO and net operating income margin are non-IFRS measures, and this paragraph also contains supplemental measures of the Company’s performance. See “Non-IFRS Measures”.

2022 MANAGEMENT INFORMATION CIRCULAR 6 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Reflective of our watershed year, the President and Chief Executive Officer’s total direct compensation (in Canadian dollars) increased by 77% in 2021 compared to 2020. This increase is reflective of both the Company’s outstanding operational and financial performance in 2021, as well as the CEO’s strong performance in respect of the ambitious CEO scorecard targets set for 2021. The extent of the increase is also exaggerated by fact that our 2020 executive compensation had been reduced meaningfully from the 2019 fiscal year as a result of the COVID-19 pandemic. Despite this, the year-over-year direct CEO compensation increase is consistent with Tricon’s exceptional 2021 total shareholder return (“TSR”) of 72.5%, a return almost three times the 25.1% TSR of the S&P/TSX Index in 2021. 2021 Total Direct Compensation The Company has structured its executive compensation program to create a high-performance culture by placing a large proportion of executive pay at-risk and deferred over time in order to align the interests of executives with those of long-term Shareholders. 90% of the President and Chief Executive Officer’s total direct compensation for Fiscal 2021 is considered at-risk, and 39% is deferred over time in the form of Deferred Share Units (“DSUs”), Performance Share Units (“PSUs”) and Restricted Shares. Continuous Assessment of Our Compensation Program 2021 was a year of super-charged growth and strategic focus for Tricon and would not have been possible without our dedicated employees and executive leadership. The Compensation, Nominating and Corporate Governance Committee (the “Governance Committee”) is continuously evaluating our compensation program to ensure that the Company is able to attract, retain and motivate a world-class executive team, achieve alignment with Shareholders, and reflect best practices in corporate governance. Some of the more significant recent measures implemented include: • Comprehensive review of our compensation philosophy • Complete redesign of the Annual Incentive Plan • Compensation structure anchored at market median with predetermined variable pay targets • Performance Share Unit Plan with cliff vesting based on annual Adjusted EPS performance over three years • Restricted Share Plan with long-term vesting of awards (the Restricted Shares awarded in 2021 will cliff vest in either 5, 10 or 12 years) • Executive Common Share ownership guidelines We continue always to pursue opportunities to improve our compensation program and achieve greater Shareholder alignment, and in 2021 the Company implemented a new performance assessment process aimed at reinforcing alignment between our CEO’s compensation and the achievement of annual individual performance targets set by the Board in respect of six key pillars of our success: shareholder value, employees, residents, technology and innovation, ESG, and risk management & governance. An additional pillar identified as critical to Tricon’s performance, operating efficiency, was included in the scorecard targets set by the Governance Committee for 2022. See page 39 for further details. At-risk pay includes non-dilutive PSUs with vesting based on Adjusted EPS performance over three years AIP (DSU-BASED) 12.3% DEFERRED OVER TIME 39%AIP (RESTRICTED SHARES) 8.9% AIP (PSU-BASED) 16.4% LTIP (CASH-BASED) 9.9% LTIP (DSU-BASED) 1.3% AIP (CASH-BASED) 41.2% BASE SALARY 9.9% AT-RISK PAY 90%

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 7 ABOUT THIS INFORMATION CIRCULAR Unless otherwise indicated, the information presented in this Information Circular is as of May 10, 2022 and all dollar amounts are expressed in U.S. dollars, which is the presentation currency of the Company’s financial statements. All references to “$”, “USD” or “US$” are to U.S. dollars and all references to “C$” or “CAD” are to Canadian dollars. All references to “Fiscal 2021” refer to the 12-month period ended December 31, 2021. Unless stated otherwise, wherever the value of the Common Shares (or securities deriving their value from Common Shares) is expressed in this Information Circular as of a particular date, that value is calculated using the closing share price of the Common Shares on the TSX as of that date. Unless stated more precisely, values and figures expressed herein have been rounded to the nearest thousand. In this Information Circular, references to ‘‘Tricon’’, the ‘‘Company’’, ‘‘our’’, “us” or ‘‘we’’ mean Tricon Residential Inc. and its direct and indirect subsidiaries. References to “Common Shares” means the common shares in the capital of the Company, and references to “Shareholders” means the holders of Common Shares. The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting online is provided herein. This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting to be held virtually via live webcast at https://Web.lumiagm.com/413104394 on Wednesday, June 22, 2022 at 10:00 a.m. (Toronto time) or at any postponement or adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. A glossary of defined terms used in this Information Circular can be found in Appendix A. NON-IFRS MEASURES In addition to reported International Financial Reporting Standards (“IFRS”) measures, the Company uses certain non-IFRS financial measures and non-IFRS ratios, some of which may be referred to in this Information Circular, including, but not limited to, net operating income (“NOI”), NOI margin, proportionate same-home NOI and NOI margin, funds from operations (“FFO”), core funds from operations (“Core FFO”), adjusted funds from operations (“AFFO”), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. See the Company’s management’s discussion and analysis in respect of the year ended December 31, 2021 (the “MD&A”) available on the SEDAR website at www.sedar.com for a further explanation and reconciliation of non-IFRS measures to the most directly comparable IFRS measure. The Section titled “Non-IFRS Measures”, Section 4, Section 6 and Appendix A of the MD&A are hereby incorporated by reference herein. VOTING INFORMATION The record date for determining Shareholders entitled to vote is May 3, 2022 and Shareholders as of that date are entitled to one vote for each Common Share held on all business matters proposed to come before the Meeting. As of May 3, 2022, there were 273,653,385 Common Shares outstanding. To the knowledge of the Directors, there are no persons who beneficially own or exercise control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares. However, Blackstone became an insider of the Company in connection with the Blackstone Private Placement and currently owns 240,000 Preferred Units and 6,815,242 Common Shares, representing approximately 11.6% of the outstanding Common Shares (assuming the exchange of its Preferred Units at the Exchange Price) as of May 1, 2022.

2022 MANAGEMENT INFORMATION CIRCULAR 8 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Solicitation of Proxies The solicitation of proxies for the Meeting will be made using the notice-and-access mechanism in accordance with the provisions of National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of a Reporting Issuer (“NI 54-101”). Under the notice-and-access system, reporting issuers are permitted to deliver Meeting Materials by posting them on SEDAR at www.sedar.com, as well as a website other than SEDAR, and sending a notice package to Shareholders that includes: (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Meeting Materials; and (iv) a plain language explanation of how the notice and access system operates and how the Meeting Materials can be accessed online. Proxies may also be solicited personally, in writing, by mail or by telephone by employees of the Company, at nominal cost. The Company will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of the Information Circular. The Company intends to pay for intermediaries to deliver Meeting Materials and Form 54-101F7 (the request for voting instructions) to “objecting beneficial owners”, in accordance with NI 54-101. Virtual Meeting This year, like last year, to mitigate risks to the health and safety of the Company’s Shareholders, communities, employees and other stakeholders – and to avoid the uncertainty of changing local health restrictions – posed by the ongoing COVID-19 pandemic, the Meeting will be in a virtual- only format, which will be conducted via live webcast. All Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate or vote at the Meeting online at https://Web.lumiagm.com/413104394. Guests and non- registered Shareholders (being shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting. You can participate online using your smartphone, tablet or computer. Confirm that the browser for whichever device you are using is compatible by visiting https://Web.lumiagm.com/413104394 in advance of the Meeting. You will need the latest version of Chrome, Safari, Edge or Firefox (please do not use Internet Explorer). As usual, you may also provide voting instructions before the Meeting by completing the form of proxy or voting information form that has been provided to you, and we encourage Shareholders to do so. By participating online as described herein, you will be able to hear / view a live webcast of the Meeting, ask the presenters questions online and, if you have not already voted by proxy, submit your votes in real time. The online Meeting will ensure that Shareholders who attend the Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. Further information regarding the virtual Meeting interface can be found at https://go.lumiglobal.com/faq. If you should have any technical difficulties in attending the virtual Meeting, please contact support-ca@lumiglobal.com.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 9 How to Vote Due to the virtual nature of the Meeting Shareholders are encouraged to express their vote in advance by completing a form of proxy or voting instruction form, or where advanced voting is not possible, to do so online at the Meeting. Please follow the instructions below based on whether you are a non-registered (beneficial) Shareholder or a registered Shareholder. Registered Shareholders (proxy form) Non-registered Beneficial Shareholders (voting instruction form) Registered shareholders whose names are on record with the Company as the registered holders of Common Shares Non-registered beneficial holders who own Common Shares, but whose Common Shares are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee) Your intermediary will send you a voting instruction form1 Voting Prior to the Meeting • Complete and sign the Form of Proxy and return the form in the envelope provided or vote online at www.voteproxyonline.com or submit your proxy by fax at 416-595-9593 or as otherwise indicated on the Form of Proxy no later than 10:00 a.m. (Toronto time) on June 20, 2022 • If attending the virtual Meeting, log in by following the instructions below. • Complete the voting instruction form and return it in the envelope provided or as otherwise permitted by your intermediary no later than 10:00 a.m. (Toronto time) on June 20, 2022 • If attending the virtual Meeting, log in by following the instructions below. Voting at the Meeting • If you are unable to vote in advance by completing a Form of Proxy, you may vote online at the Meeting: • Log in at https://Web.lumiagm.com/413104394 at least 15 minutes before the Meeting starts • Click on “I have a control number” • Enter your 12-digit control number (on your proxy form) • Enter the password: tricon2022 • You must be connected to the Internet at all times to be able to vote. If you are unable to vote in advance by completing a voting instruction form, follow the instructions on your voting instruction form: • Complete your name in the space provided to instruct your intermediary to appoint you as proxyholder • Do not complete the voting instructions section of the form as you will be voting at the Meeting • Sign and return the voting instruction form according to the delivery instructions provided • Get a control number by completing the request for control number form located online at https://tsxtrust.com/resource/en/75 and submitting it by email to tsxtrustproxyvoting@tmx.com by 10:00 a.m. (Toronto time) on June 20, 2022 • Vote online at the Meeting: • Log in at https://Web.lumiagm.com/413104394 at least 15 minutes before the Meeting starts • Click on “I have a control number” • Enter the control number provided to you by tsxtrustproxyvoting@tmx.com • Enter the password: tricon2022 • You must be connected to the Internet at all times to be able to vote. Changing Your Vote • Revoke the proxy by: – Completing and signing a proxy bearing a later date and depositing it as described above; – Depositing an instrument in writing executed by the Shareholder or by their attorney authorized in writing: • at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or • with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or – In any other manner permitted by law • Change your vote by: – Sending in another properly completed and signed proxy form with a later date, as long as it is received by the cut-off time noted above. • Contact your intermediary for instructions in advance of the proxy cut-off. (1) Intermediaries are required to forward Meeting Materials to non-registered beneficial holders who own Common Shares unless such non-registered beneficial holders have waived the right to receive them. Typically, intermediaries will use a service company, such as Broadridge Investor Communication Solutions, to forward Meeting Materials to non-registered beneficial holders.

2022 MANAGEMENT INFORMATION CIRCULAR

How Your Proxy Will Be Voted

You can choose to vote "For", "Against" or "Withhold", depending on the item to be voted on at the Meeting.

When you sign the proxy form or voting instruction form, you authorize Mr. David Berman (or, in his absence, the alternate individuals set out on the forms) to vote your Common Shares in accordance with your instructions.

In the absence of such instructions, such Common Shares will be voted at the Meeting as follows:

- FOR the election of each of the nominees to the Board of Directors listed under the heading "Business of the Meeting – Election of Directors";
- FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company and to authorize the Board of Directors to fix the auditor's remuneration; and
- FOR the passing of a resolution, the text of which is included at Appendix D to the Information Circular, to continue, amend and restate the Company's Rights Plan.

You may also appoint another proxyholder, who need not be a Shareholder, to attend the virtual Meeting and vote your Common Shares for you on your behalf by completing the proxy form or voting instruction form accordingly. If you are a non-registered beneficial shareholder, please consult your intermediary for instructions.

BUSINESS OF THE MEETING

1. Financial Statements

The financial statements of the Company for Fiscal 2021 and the auditor's report thereon, which were filed by the Company, made available at www.sedar.com and mailed to those Shareholders who requested a paper copy, will be tabled at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, they may be brought forward at the Meeting.

2. Election of Directors

The number of Directors to be elected at the Meeting is ten (10). Information on each of the nominees is presented starting on page 16 of this Information Circular. Each nominee elected as a Director will hold office until the next annual meeting of Shareholders or until their successor is elected or appointed. Mr. Cohen's nomination has been confirmed by Blackstone pursuant to its right to nominate one member of the Board of Directors in connection with the closing of the Blackstone Private Placement.

The Board recommends you vote FOR each nominee

3. Appointment and Remuneration of Auditor

The Audit Committee of the Board (the **"Audit Committee"**) has recommended to the Board that it propose to Shareholders that PricewaterhouseCoopers LLP (**"PWC"**) be reappointed as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and that the Board of Directors be authorized to fix the auditor's remuneration. PWC was first appointed as auditor of the Company on January 26, 2010, and has been the auditor of the funds that the Company manages since 1997.

A simple majority of the votes cast at the Meeting, whether by proxy or voted online, will constitute approval of this matter.

The Board recommends you vote FOR PWC as our auditor

External Auditor's Fees

The aggregate fees paid to PWC for the fiscal years 2020 and 2021 are as follows.

Fiscal Year Ended December 31[1] ($)	Audit Fees[2] ($)	Audit-Related Fees[3] ($)	Tax Fees ($)	All Other Fees[4] ($)
2021	1,837,582	450,000	Nil	5,623
2020	1,032,287	333,960	Nil	2,572

(1) An additional 7% administrative fee and sales taxes were charged on the fee amounts noted above. For the purposes of translating these amounts into U.S. dollars, the CAD/USD conversion rates used for Fiscal 2021 and 2020 were 0.7980, and 0.7461, respectively, based on the average yearly exchange rates posted on the Bank of Canada website.

(2) "Audit Fees" comprise services that would normally be provided by the external auditor in connection with the Company's annual audit, its subsidiaries' statutory audits and the Company-managed investment vehicles' financial statements audits. This category also includes reasonable services provided to the Company with respect to its filings with securities commissions.

(3) "Audit-Related Fees" comprise specified audit procedures performed in connection with the Company's securitization transaction that was not considered to be a statutory requirement.

(4) "All Other Fees" relate to the Company's subscription to PWC's online technical accounting library.

10 2022 MANAGEMENT INFORMATION CIRCULAR **TRICON RESIDENTIAL**

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 11 4. Confirmation and Amendment of Shareholder Rights Plan The Company’s existing second amended and restated shareholder rights plan (the “Existing Rights Plan”), must be re-confirmed by Shareholders every three years pursuant to its terms and the rules of the TSX. The Existing Rights Plan was last confirmed by Shareholders at the annual and special meeting held on June 26, 2019, which plan included certain amendments to reflect the updated Canadian take-over bid regime and best corporate practices and institutional investor guidelines. On May 10, 2022, the Board of Directors determined that it is in the best interests of the Company that the Existing Rights Plan be amended and restated with minor administrative amendments reflecting the Company’s new name and be presented to Shareholders for approval. Other than such administrative amendments, there are no substantive changes to the Existing Rights Plan. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass a resolution (the “Rights Plan Resolution”), with or without variation, to continue and amend and restate the Existing Rights Plan. The full text of the Rights Plan Resolution is attached as Appendix D to this Information Circular. The proposed amendments to the Amended Rights Plan will be made by way of a third amended and restated rights plan (the “Third Amended Rights Plan” or the “Rights Plan”), which will continue in effect only if the Rights Plan Resolution is approved by a majority of the votes cast by Shareholders at the Meeting. If reconfirmed by Shareholders at the Meeting, the Third Amended Rights Plan is required to be reconfirmed again by Shareholders at the 2025 annual meeting of Shareholders. The Board of Directors believes that the Third Amended Rights Plan remains consistent with the Canadian take-over bid regime and current best practices. Neither the Existing Rights Plan nor the Third Amended Rights Plan was or is intended to prevent a take-over of the Company. Reconfirmation of the Rights Plan is not being sought in response to, or in anticipation of, any pending or threatened take-over bid and the Board is not aware of any third party considering or preparing any proposal to acquire control of the Company. The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of approving the Rights Plan Resolution. A simple majority of the votes cast at the Meeting, whether by proxy or in person, will constitute approval of this matter. The Board recommends you vote FOR the continuation, amendment and restatement of the Company’s Rights Plan Summary of Rights Plan Background This summary of certain material provisions of the Rights Plan is qualified entirely by reference to the full text of the Rights Plan, which is attached as Appendix E to this Information Circular. Capitalized terms used in this summary and not otherwise defined have the meaning ascribed thereto in the Rights Plan in Appendix E. Copies of the Existing Rights Plan and the Second Amended Rights Plan are available upon written request to the Corporate Secretary of the Company, 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7, and may also be found on SEDAR at www.sedar.com. Pursuant to the Rights Plan, the Company has issued one right (a “Right”) for each Common Share that is currently outstanding and will issue one Right for each Common Share issued during the currency of the Rights Plan. The Rights Plan utilizes the mechanism of the “Permitted Bid” (as described below) to require all potential bidders for the Company to comply with the conditions specified in the Permitted Bid provisions or else be subject to the dilutive features of the Rights Plan. The Rights Plan is designed to make it impractical for any person to acquire more than 20% of the outstanding Common Shares without the approval of the Directors, except pursuant to the Permitted Bid procedures, or pursuant to certain other exempt transactions outlined below. Separation Time The Rights will separate and trade separately from the Common Shares after the Separation Time (as defined below). Following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be provided to shareholders with effect as of the Separation Time and each separate Rights Certificate alone will evidence the Rights. Registration of interests in and transfer of the Rights will be made only through a book entry system administered by CDS Clearing and Depository Services Inc. The “Separation Time” is the close of business on the 10th Business Day following the earliest of: (a) the date of the first public announcement made by Tricon or an Acquiring Person (as defined below) that a person has become an Acquiring Person; (b) the date of the commencement of, or first public announcement in respect of, a take-over bid by any person (an “Offeror”) for the Common Shares; (c) the date upon which a Permitted Bid ceased to be a Permitted Bid; or (d) such later date as may be determined by the Board. If any take-over bid triggering the Separation Time expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, the bid shall be deemed, for the purposes of determining the Separation Time, never to have been made.

2022 MANAGEMENT INFORMATION CIRCULAR 12 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Exercise Price of Rights The initial exercise price established under the Rights Plan is C$100 per Common Share. After the Separation Time and prior to the occurrence of a Flip-in Event (as defined below), each Right entitles the registered holder to purchase one Common Share at the exercise price of C$100 per Common Share, subject to certain anti-dilution adjustments and other rights as are set out in the Rights Plan. The terms of the Rights adjust significantly upon the occurrence of a “Flip-in Event”, as described below. Flip In Event A “Flip-in Event” is triggered when a person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, Tricon must take such action as shall be necessary to ensure that each Right (except for Rights beneficially owned by the persons specified below) shall thereafter constitute the right to purchase from Tricon upon exercise thereof in accordance with the terms of the Rights Plan that number of Common Shares having an aggregate market price on the date of the consummation or occurrence of such Flip-in Event equal to twice the exercise price, for an amount in cash equal to the exercise price. By way of example, if at the time of such announcement the exercise price of the Rights is C$100 and the Common Shares have a market price of C$10 per Common Share, the holder of each Right would be entitled to purchase the number of Common Shares that has, in the aggregate, a market price of C$200 (i.e., 20 Common Shares in this example) for a price of C$100; that is, at a 50% discount. The Rights Plan provides that Rights that are beneficially owned by: (a) an Acquiring Person, any affiliate or associate of an Acquiring Person, any person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (b) a transferee, direct or indirect, of Rights from any of the foregoing, shall in certain circumstances become null and void without any further action and any holder of such Rights (including transferees) shall not have any rights whatsoever to exercise such Rights under any provision of the Rights Plan. Acquiring Person An “Acquiring Person” is a person who beneficially owns 20% or more of the outstanding Common Shares. An Acquiring Person does not, however, include: (a) Tricon or any other affiliate controlled by Tricon; (b) any person who owns, directly or indirectly, 20% or more of the securities of Tricon on closing of its initial public offering (a “Grandfathered Person”), provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after closing of the initial public offering, become the owner, directly or indirectly, of an additional 1% of the outstanding Common Shares, other than pursuant to certain exempt transactions described below; or (c) any person who becomes the beneficial owner of 20% or more of the Common Shares as a result of certain exempt transactions. Where a Person is deemed to beneficially own the Common Shares issuable under that Person’s Convertible Securities, those Common Shares will be considered to be outstanding for purposes of calculating the number and percentage of Common Shares beneficially owned by that Person. Exempt transactions include: (a) specified acquisitions or redemptions of Common Shares; (b) acquisitions pursuant to a Permitted Bid (which may include a Competing Permitted Bid), as described below; and/or (c) acquisitions where the acquiror maintains its pro rata ownership interest in the Company. Permitted Bids and Competing Permitted Bids A “Permitted Bid” means a bid which is made by an Offeror by means of a take-over bid circular and which also complies with the following additional provisions: (a) the bid is made to all holders of Common Shares, other than the Offeror, as registered on the books of the Company; (b) the bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that (A) no Common Shares shall be taken up or paid for pursuant to the bid prior to the close of business on the date which is not earlier than 105 days following the date of the bid or such shorter period as is permitted under applicable Canadian securities laws and (B) no Common Shares shall be taken up or paid for pursuant to the bid unless, at the date referred to in (A) above, more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the bid and not withdrawn;

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 13 (c) the bid contains an irrevocable and unqualified provision that, unless the bid is withdrawn, Common Shares may be deposited pursuant to such bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and that any Common Shares deposited pursuant to the bid may be withdrawn until taken up and paid for; and (d) the bid contains an irrevocable and unqualified provision that if, on the date on which Common Shares may be taken up or paid for, more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the bid and not withdrawn, the Offeror will make a public announcement of that fact and the bid will remain open for deposits and tenders of Common Shares for not less than 10 days from the date of such public announcement; provided that if a bid constitutes a Competing Permitted Bid, the term “Permitted Bid” shall also mean the Competing Permitted Bid. A “Competing Permitted Bid” means a bid that: (a) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of the Permitted Bid or other Competing Permitted Bid; (b) satisfies all components of the definition of a Permitted Bid other than the requirements set out in paragraph (b)(A) of such description above; and (c) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Common Shares will be taken up or paid for pursuant to the bid prior to the close of business on the last day of the minimum initial deposit period for which the bid must remain open under applicable Canadian securities laws. Neither a Permitted Bid nor a Competing Permitted Bid is required to be approved by the Board and such bids may be made directly to Shareholders. Acquisitions of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event. Redemption and Waiver The Board, with the consent of the holders of voting securities of the Company, may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the Rights at a redemption price of C$0.0001 per Right (the “Redemption Price”). Rights will be deemed to immediately be redeemed at the Redemption Price where a person acquires Common Shares pursuant to a Permitted Bid or Competing Permitted Bid. If the Board elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate and each Right will after redemption be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Board, with the consent of the holders of voting securities of the Company, may waive application of the Rights Plan to a take-over bid prior to the occurrence of a Flip-in Event that would occur as a result of an acquisition of Common Shares otherwise than pursuant to a take-over bid made by way of a take-over bid circular sent to all holders of voting securities of the Company. The Board, in its discretion, may waive application of the Rights Plan to a take-over bid prior to the occurrence of a Flip-in Event that would occur as a result of a take-over bid made by way of a take-over bid circular sent to all holders of voting securities of the Company. Once the Board has exercised its discretion to waive application of the Rights Plan in respect of any particular take-over bid and another take-over bid is made, the Board shall be deemed to have waived the application of the Rights Plan to such other take-over bid provided that such other take-over bid is made by way of a formal take-over bid circular to all holders of Common Shares prior to the expiry of the take-over bid in respect of which the waiver has been granted. Third Amended Rights Plan As noted above, the Third Amended Rights Plan has been amended and restated with only minor administrative amendments to the Existing Rights Plan in order to reflect the change of the name of the Company to “Tricon Residential Inc.” which occurred in July 2020. The Third Amended Rights Plan is otherwise identical to the Existing Rights Plan in all material respects. If the Rights Plan Resolution is passed at the Meeting, the Third Amended Rights Plan will be effective as of the date the resolution is passed. If the Rights Plan Resolution is not passed, the Rights Plan will become void and of no further force and effect and the Company will no longer have any form of shareholder rights plan. Interest of Certain Persons in Matters to be Acted Upon No Director or executive officer of the Company, no proposed nominee for election as a Director of the Company, and no associate or affiliate of any such person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of Directors.

2022 MANAGEMENT INFORMATION CIRCULAR

2021 Voting Results

Voting results of the Meeting will be filed on SEDAR at www.sedar.com following the Meeting. The voting results from the Company's annual and special meeting of Shareholders held on June 23, 2021 were:

1. Election of Directors

Nominee	# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
David Berman	139,152,315	98.31	2,397,393	1.69
J. Michael Knowlton	139,226,229	98.36	2,323,479	1.64
Peter D. Sacks	139,951,189	98.87	1,598,519	1.13
Siân M. Matthews	125,496,971	88.66	16,052,737	11.34
Ira Gluskin	140,433,854	99.21	1,115,854	0.79
Camille Douglas	140,960,162	99.58	589,546	0.42
Frank Cohen	140,835,205	99.50	714,503	0.50
Gary Berman	140,844,644	99.50	705,064	0.50
Geoff Matus	140,767,797	99.45	781,911	0.55

2. Appointment and Remuneration of Auditor

# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
140,791,865	99.05%	1,353,572	0.95%

3. Special Resolution Approving the Exchange Price Resolution

# of Disinterested Votes For	% of Disinterested Votes For	# of Disinterested Votes Against	% of Disinterested Votes Against
126,025,798	99.65%	447,266	0.35%

DIRECTOR NOMINEES

Every member of our Board of Directors is elected annually. You are being asked to vote on the election of ten nominees, each of whom currently serves as a Director. Mr. Cohen's nomination has been confirmed by Blackstone pursuant to its right, conditional upon maintaining a certain beneficial ownership interest in the Company, to nominate one member of the Board of Directors in connection with the closing of the Blackstone Private Placement.

This section provides you with information about each of our ten director nominees standing for election.

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2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 15 0–2 YEARS 20% U.S. 30% 40–49 20% NON-INDEPENDENT 30% FEMALE 30% 2–5 YEARS 10% 70–79 70% 10+ YEARS 30% INDEPENDENT 70% 60–69 10% 5–10 YEARS 40% WESTERN CANADA 10% Total Shareholding of our Nominees in Common Shares, Restricted Shares and DSUs (as a percentage of the 273,653,385 Common Shares outstanding on May 1, 2022) Average Board Tenure (since the IPO in 2010) Each Board committee is 100% independent 7 of 10 of Directors are Independent ~3% Independence7 YEARS Gender Independence Age Range Location Board Tenure MALE 70% ONTARIO 60%

2022 MANAGEMENT INFORMATION CIRCULAR 16 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL DAVID BERMAN, Executive Chairman Toronto, Ontario, Canada Director Since: Pre-IPO Non-Independent David Berman has been involved in all phases of Tricon’s development since co-founding the Company in 1988. He served as the Company’s Chairman and Chief Executive Officer until March 2015, and has since transitioned into the role of Executive Chairman. Mr. Berman is a member of Tricon’s Executive Committee and is Chair of its Investment Committee. He has close to 50 years of experience in the real estate industry in the United States, Canada and abroad. Mr. Berman began his career in North America in 1978 at what is now Citibank Canada, where he was Vice President of real estate lending. In 1982, he joined First City Development Corporation as Vice President, focusing on real estate acquisitions and equity lending. Prior to co-founding Tricon, Mr. Berman was an Executive Vice President at Lakeview Estates Limited, where he was responsible for land development and single-family homebuilding. At the end of 2019, he stepped down from the University of Toronto’s Real Estate Advisory Committee, where he had served for many years. He previously held a similar position at the Fisher Center at the University of California at Berkeley. Mr. Berman has a Master of Business Administration degree, graduating with high distinction, and a Bachelor of Science degree from the University of the Witwatersrand in Johannesburg, South Africa. Equity Ownership/Control (as of May 1, 2022) Common Shares (voting securities) DSUs (non-voting securities) Stock Options (non-voting securities) 4,070,988 413,954 110,000 Board Committee Membership None Other Public Board Membership None 2021 Meeting Attendance Board Meetings Attended Applicable Committee Meetings Attended 8 of 8 N/A

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 17 J. MICHAEL KNOWLTON Toronto, Ontario, Canada Director Since: 2011 Independent Michael Knowlton is the Chair of the Audit Committee of the Board. Michael Knowlton retired from Dundee Realty Corporation in 2011, where he was President and COO of Dundee Real Estate Investment Trust. He joined Dundee Realty in 1998, and held a variety of positions with Dundee Realty and Dundee Real Estate Investment Trust, including Executive Vice President and COO, Executive Vice President and CFO and Managing Director of Limited Partnerships, before becoming President of the REIT in 2006. Prior to that, he was Senior Vice President and CFO of OMERS Realty Corp. from 1990 until 1998. Mr. Knowlton is a trustee and the Chair of Crombie Real Estate Investment Trust (TSX: CRR.UN) and a trustee and member of the Audit Committee and Governance Committee of Dream Industrial Real Estate Investment Trust (TSX: DIR.UN). He is a former member of the boards of trustees of Dream Global Real Estate Investment Trust, True North Apartment Real Estate Investment Trust and Northwest Healthcare Properties Real Estate Investment Trust. Mr. Knowlton has a Bachelor of Science (Engineering) degree and a Master of Business Administration degree from Queen’s University. He is a Chartered Accountant and has an ICD.D designation. Equity Ownership/Control (as of May 1, 2022) Common Shares (voting securities) DSUs (non-voting securities) Stock Options (non-voting securities) 22,659 40,781 Nil Board Committee Membership Audit Committee (Chair) Compensation, Nominating and Corporate Governance Committee Other Public Board Membership Crombie Real Estate Investment Trust (TSX: CRR.UN) Dream Industrial Real Estate Investment Trust (TSX: DIR.UN) 2021 Meeting Attendance Board Meetings Attended Applicable Committee Meetings Attended 8 of 8 6 of 6 (Audit Committee) 4 of 4 (Governance Committee)

2022 MANAGEMENT INFORMATION CIRCULAR 18 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL PETER D. SACKS Toronto, Ontario, Canada Director Since: 2014 Independent Peter Sacks (B.Comm., CA) is the Lead Director of the Company. Mr. Sacks retired as the founding partner of Cidel Asset Management Inc., now part of Cidel – a Canadian Private Bank. His experience in Wealth Management followed an extensive career in banking during which he held executive positions in Treasury Management at CIBC, Chase Manhattan Bank Canada and Midland Bank Canada. Mr. Sacks was formerly an independent director/trustee of several U.S. publicly-traded closed-end funds managed by Standard Life Aberdeen PLC, and a former trustee of Aberdeen Funds. His past directorships in Canada include Kinross Mortgage Corporation Ltd., CIBC Trust Company Ltd., CIBC Limited and Horizons BetaPro ETFs. He also served on the Investment Advisory Committee of the Ontario Public Guardian and Trustee and was Chair of the Independent Review Committee of Children’s Education Funds Inc. His community service has included directorships of Young People’s Theatre, Childhood Now and TSCC 1849. Equity Ownership/Control (as of May 1, 2022) Common Shares (voting securities) DSUs (non-voting securities) Stock Options (non-voting securities) 54,144 12,894 50,000 Board Committee Membership Compensation, Nominating and Corporate Governance Committee Other Public Board Membership None 2021 Meeting Attendance Board Meetings Attended Applicable Committee Meetings Attended 8 of 8 4 of 4

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 19 SIÂN M. MATTHEWS Calgary, Alberta, Canada Director Since: 2015 Independent Siân Matthews is the Chair of the Compensation, Nominating and Corporate Governance Committee of the Board. Ms. Matthews is a corporate director. Until 2009, she was a partner and head of the Private Services Group at Bennett Jones LLP and she began her legal career at Macleod Dixon LLP in Calgary. Ms. Matthews is also a director of Cidel Bank Canada, The Calgary Foundation and the Southern Alberta Opera Association, and a past director and Chair of the Governance Committee of the Calgary Municipal Lands Corporation, a past director and Chair of the Governance Committee of the Heritage Park Society and a past director of the Calgary Opera Association. She is also a director of several private corporations. Ms. Matthews is the past Chair of Canada Post Corporation, where she had also served as Chair of the Strategic Initiatives Oversight Committee, Chair of the Corporate Social Responsibility and Environmental Risks Committee and a member of the Audit Committee, Governance Committee, Human Resources Committee and Pension Committee. Ms. Matthews has nationally recognized legal expertise in the areas of taxation and governance and has been distinguished by her peers by inclusion on the Best Lawyers in Canada and the Lexpert Leading Practitioners lists. Ms. Matthews is a member of the Law Society of Alberta and has a Bachelor of Arts degree from the University of Waterloo, a Juris Doctor degree from the University of Ottawa and an ICD.D designation. Equity Ownership/Control (as of May 1, 2022) Common Shares (voting securities) DSUs (non-voting securities) Stock Options (non-voting securities) 7,500 73,233 75,000 Board Committee Membership Compensation, Nominating and Corporate Governance Committee (Chair) Other Public Board Membership None 2021 Meeting Attendance Board Meetings Attended Applicable Committee Meetings Attended 8 of 8 4 of 4

2022 MANAGEMENT INFORMATION CIRCULAR 20 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL IRA GLUSKIN Toronto, Ontario, Canada Director Since: 2016 Independent Ira Gluskin is the Chief Investment Officer of Irager + Associates Inc., a family office overseeing strategy and investments. He is also the co-founder of Gluskin Sheff + Associates Inc., one of Canada’s pre- eminent wealth management firms. He served as the firm’s President and Chief Investment Officer until 2009, and as a Director and the firm’s Vice-Chairman until 2013. Before co-founding Gluskin Sheff, Mr. Gluskin was a highly-ranked real estate securities analyst at a leading Canadian investment dealer. Mr. Gluskin serves on the Board of Directors of European Residential Real Estate Investment Trust (TSX-V: ERE.UN) and is a member of the Advisory Boards of Vision Capital Corporation, Ewing Morris & Co. Investment Partners Ltd. and the University of Toronto’s Real Estate Advisory Committee. He is also a member of the University of Toronto’s Boundless Campaign Executive Committee, the Sinai Health System’s Board of Directors and Investment Committee and the boards of the Canadian Jewish News, The Walrus Magazine, Capitalize for Kids and the National Theatre School of Canada. Mr. Gluskin is the former Chair of the University of Toronto Asset Management Corporation and the former Chair of the Investment Advisory Committee for the Jewish Foundation of Greater Toronto, where he is currently a member of its Investment Committee. Mr. Gluskin has a Bachelor of Commerce degree from the University of Toronto. In 2019, he received an Honorary Doctorate of Laws degree from Wilfrid Laurier University. Equity Ownership/Control (as of May 1, 2022) Common Shares (voting securities) DSUs (non-voting securities) Stock Options (non-voting securities) 975,717 61,646 50,000 Board Committee Membership Audit Committee Other Public Board Membership European Residential REIT (TSX-V: ERE.UN) 2021 Meeting Attendance Board Meetings Attended Applicable Committee Meetings Attended 8 of 8 6 of 6

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 21 CAMILLE DOUGLAS New York, New York, United States Director Since: 2018 Independent Camille Douglas is a senior executive in the real estate industry with more than 30 years of experience in real estate transactions and financial strategy. Her work has included corporate and project-based acquisitions, dispositions and financing, including pioneering work on commercial mortgage-backed securities and cross-border equity investment. Ms. Douglas is Senior Managing Director, Acquisitions and Capital Markets at LeFrak, a real estate investment and development company. Since joining LeFrak in 2010, she has been responsible for strategic real estate acquisition and development initiatives. Ms. Douglas serves on the Board of Trustees of Starwood Property Trust (NYSE: STWD), where she is a member of the Audit Committee. In addition, she has been an Adjunct Professor in Finance and Economics at Columbia Business School since 2004. Ms. Douglas has a Master of Urban Planning degree from Harvard University Graduate School of Design and a Bachelor of Arts degree from Smith College. Equity Ownership/Control (as of May 1, 2022) Common Shares (voting securities) DSUs (non-voting securities) Stock Options (non-voting securities) 23,365 Nil 25,000 Board Committee Membership Audit Committee Other Public Board Membership Starwood Property Trust (NYSE MKT: STWD) 2021 Meeting Attendance Board Meetings Attended Applicable Committee Meetings Attended 8 of 8 6 of 6

2022 MANAGEMENT INFORMATION CIRCULAR 22 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL FRANK COHEN New York, New York, United States Director Since: 2020 Independent Frank Cohen is a Senior Managing Director at Blackstone, a leading global investment firm that he joined in 1996. In this capacity, he is the Global Head of Core+ Real Estate and the Chairman and CEO of Blackstone Real Estate Income Trust. During his career with the firm, he has been involved in more than $100 billion of real estate transactions. Mr. Cohen serves as a director for several Blackstone-affiliated companies, including Blackstone Real Estate Income Trust and EQ Office, and was formerly a director of Hudson Pacific Properties (NYSE: HPP). He is also active in several industry and civic organizations; he is a Trustee of the Urban Land Institute, on the NAREIT Advisory Board of Governors, on the Board of the Regional Plan Association and on the Board of Visitors of the Weinberg College of Arts and Sciences at Northwestern University. Mr. Cohen has a Bachelor of Arts degree from Northwestern University, where he graduated from the Honours Program in Mathematical Methods in the Social Sciences, with a double major in political science. Equity Ownership/Control (as of May 1, 2022) Common Shares (voting securities) DSUs (non-voting securities) Stock Options (non-voting securities) Nil Nil Nil Board Committee Membership N/A Other Public Board Membership None 2021 Meeting Attendance Board Meetings Attended Applicable Committee Meetings Attended 7 of 8 N/A

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 23 RENÉE L. GLOVER Atlanta, Georgia, United States Director Since: 2021 Independent Renée Lewis Glover is the founder and managing member of the Catalyst Group LLC, a national consulting firm focused on urban revitalization, real estate development, community building and urban policy. She previously served as President and CEO of the Atlanta Housing Authority for almost 20 years, where she pioneered the implementation of master-planned, mixed-use and mixed-income communities. Ms. Glover currently serves on the Board of Directors of Fannie Mae, the Board of Trustees of Enterprise Community Partners, the Board of Advisors of the University of Pennsylvania’s Institute of Urban Research and the Azimuth GRC Advisory Board. She formerly served on the Boards of Habitat for Humanity International and the Federal Reserve Bank of Atlanta, among other organizations. This broad experience is augmented by numerous accolades and awards, including induction as a National Academy of Public Administration Fellow. Ms. Glover has also been honoured by HousingWire as one of 40 Women of Influence in Real Estate. Ms. Lewis was appointed to the Board of Directors on July 13, 2021. Equity Ownership/Control (as of May 1, 2022) Common Shares (voting securities) DSUs (non-voting securities) Stock Options (non-voting securities) 10,898 Nil Nil Board Committee Membership Audit Committee Other Public Board Membership None 2021 Meeting Attendance Board Meetings Attended Applicable Committee Meetings Attended 5 of 5 following appointment1 1 of 1 following appointment1 (1) Ms. Glover was appointed to the Board on July 13, 2021 and to the Audit Committee on November 8, 2021.

2022 MANAGEMENT INFORMATION CIRCULAR 24 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL GARY BERMAN Toronto, Ontario, Canada Director Since: 2014 Non-Independent Gary Berman is President and Chief Executive Officer of Tricon. Mr. Berman is responsible for Tricon’s overall operations, including strategic planning, investment decisions, capital commitments, relationship management and private fundraising. Since joining the Company in 2002, Mr. Berman has helped transform Tricon from a private provider of equity and mezzanine capital to the for-sale housing industry to a publicly-listed company focused on rental housing. Under his leadership, Tricon has established itself as a diversified residential company with a growing portfolio of single-family rental homes, multi-family properties, development projects, and build-to-rent communities. Mr. Berman is a member of the Company’s Board of Directors as well as its Investment Committee and Executive Committee. Mr. Berman is a Trustee of the Urban Land Institute, a member of the University of Toronto Real Estate Advisory Committee, and a Governor of the Corporation of Massey Hall and Roy Thomson Hall, where he also serves on the Massey Hall Revitalization Committee. He is the co-founder of the Pug Awards, an online awards and education-based charity that, for a decade, helped to increase architectural awareness and elevate planning and design standards in Toronto. Mr. Berman has a Master of Business Administration degree from Harvard Business School, where he was designated a Baker Scholar, and a Bachelor of Commerce degree from McGill University, where he graduated first overall in the Faculty of Management. Equity Ownership/Control (as of May 1, 2022) Common Shares (voting securities) (including Restricted Shares) DSUs (non-voting securities) Stock Options (non-voting securities) 1,870,560 755,462 525,000 Board Committee Membership None Other Public Board Membership None 2021 Meeting Attendance Board Meetings Attended Applicable Committee Meetings Attended 8 of 8 N/A

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 25 GEOFF MATUS Toronto, Ontario, Canada Director Since: Pre-IPO Non-Independent Geoff Matus co-founded Tricon in 1988 and continues to provide consulting services to the Company. He is a member of the Board of Directors, chairs the Executive Committee and is a member of the Investment Committee. Mr. Matus is the Chair and co-founder of Cidel Bank of Canada, an international financial services group. He is a past member of the board of Mount Sinai Hospital (where he currently serves on the Research Advisory Committee), the board of Governing Council of the University of Toronto (where he currently chairs the Pension and Endowment Investment Advisory Committee and the Real Estate Committee) and the Canadian Opera Company. He is a director of the MaRS Discovery District (where he is Chair of the Real Estate Committee) and an honorary director and past Chair of the board of directors of the Baycrest Centre for Geriatric Care. He is the honorary Chair of the Hospital for Sick Kids/Nelson Mandela Children’s Hospital Project. Mr. Matus has founded several other companies and remains a director of some of them. In 2005, Mr. Matus received the Jewish Federation award for outstanding service to his community. In 2010, he received the Arbor Award for outstanding service to the University of Toronto and, in 2011, was honoured as a “Man of Distinction” by the Israel Cancer Research Fund. Mr. Matus has Bachelor of Commerce and Law degrees from the University of the Witwatersrand in Johannesburg, South Africa, and a Master of Laws degree from Columbia University in New York. In 2018, the University of Toronto conferred upon Mr. Matus an honorary Doctor of Laws degree. Equity Ownership/Control (as of May 1, 2022) Common Shares (voting securities) DSUs (non-voting securities) Stock Options (non-voting securities) 728,355 27,176 207,856 Board Committee Membership None Other Public Board Membership None 2021 Meeting Attendance Board Meetings Attended Applicable Committee Meetings Attended 8 of 8 N/A

2022 MANAGEMENT INFORMATION CIRCULAR 26 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Additional Information About the Director Nominees Biographies for each Director nominee, which include a summary of such nominee’s principal occupation and employment within the five preceding years, as well as a discussion of such nominee’s independence, are set out in the tables above and in the Company’s Annual Information Form dated March 1, 2022 (the “AIF”), and such information is incorporated by reference herein. The AIF can be found under the Company’s profile at www.sedar.com and on our website at www.triconresidential.com/investors. The Company will promptly provide a copy of the AIF free of charge to a Shareholder upon written request to the Company at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7; Attention: Corporate Secretary. Advance Notice Provisions Consistent with its focus on good corporate governance, the Company’s by-laws contain provisions (the “Advance Notice Provisions”) providing a clear framework for advance notice of nominations of individuals for election to the Board. A copy of the relevant by-law of the Company is included in the Company’s Management Information Circular dated April 16, 2013, available on SEDAR at www.sedar.com. A copy is also available on the Company’s website at www.triconresidential.com/investors/corporate-governance/. The Advance Notice Provisions set deadlines a certain number of days before a Shareholders’ meeting for a Shareholder to notify the Company of their intention to nominate one or more individuals for election to the Board, and explains the information that must be included with the notice for it to be valid. The Advance Notice Provisions apply at an annual meeting of Shareholders or a special meeting of Shareholders that is called to elect Directors, and may be waived by the Board. These provisions do not affect the ability of Shareholders to requisition a meeting or to make a proposal under the Business Corporations Act (Ontario). Pursuant to the Advance Notice Provisions, any nominations of individuals for election at the Meeting are required to be submitted by May 20, 2022. As of the date of this Information Circular, no such nominations had been received. Majority Voting Effective April 18, 2011, the Board adopted, in accordance with the rules of the TSX, a majority voting policy for the election of Directors at an annual Shareholders’ meeting. This includes the practice of ensuring that the proxy forms used for the election of Directors by Shareholders enable Shareholders to vote in favour of, or withhold their vote for, each Director nominee separately. In an uncontested election, any Director nominee who receives a greater number of votes “withheld” than votes “for” shall promptly submit to the Board their resignation, which shall take effect only upon the acceptance by the Board. The Board, upon the recommendation of the Governance Committee, shall within 90 days following the date of the applicable meeting determine either to accept or not accept the Director’s resignation, and the Board shall promptly disclose, via press release, the determination, including, in cases where the Board has determined not to accept a resignation, the reasons therefor. It is generally expected that the Governance Committee will recommend that the Board accept such resignation except in extraordinary circumstances. If a resignation is accepted, the Board may appoint a new Director to fill any vacancy, or may reduce the size of the Board. A copy of the majority voting policy is available on the Company’s website at www.triconresidential.com/investors/corporate-governance/. Cease Trade Orders, Bankruptcies, Penalties or Sanctions None of the Directors or proposed Directors of the Company is, as at the date of this Information Circular, or has been, within the ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to any of the following orders, that was in effect for a period of more than 30 consecutive days: (a) a cease trade order, an order similar to a cease trade order or an order that denied the Company access to any exemption under securities legislation that was issued while the Director was acting in their capacity as director or executive officer; or (b) a cease trade order, an order similar to a cease trade order or an order that denied the Company access to any exemption under securities legislation that was issued after the Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in their capacity as director, chief executive officer or chief financial officer. None of the Directors or proposed Directors of the Company: (c) is, as at the date of this Information Circular, or has been, within the ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (d) has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or (e) has had imposed any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had imposed any penalties or sanctions by a court or a regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed Director.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 27 DIRECTOR COMPENSATION HIGHLIGHTS • No change to the independent Director fee structure for 2021 • The independent Director fee structure for 2022 has been amended as described below • At least 50% of the annual base retainer is deferred in DSUs • Minimum share ownership guidelines require shareholdings equal to 3 times a Director’s annual retainer • Collectively our Directors have approximately $133 million invested in the Company in Common Shares, DSUs and Restricted Shares (as of May 1, 2022) The Board of Directors’ compensation is designed to attract and retain committed and qualified Directors and to align their compensation with the long-term interests of Shareholders and the Company. The Governance Committee is responsible for the development and implementation of the Directors’ compensation arrangements. The Governance Committee reviews and, if necessary, makes recommendations to the Board with respect to the compensation of Board members, the Executive Chairman of the Board, and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming. The fee structure for independent Directors in Fiscal 2021 was as follows: Board Service Base Annual Retainer • Cash C$ 75,000 • DSUs C$ 75,000 Stock options None Supplemental retainer for Lead Director C$ 15,000 Committee Service Chair of the Audit Committee C$ 15,000 Chair of the Governance Committee C$ 10,000 Meeting Fees Meeting attendance fees None On August 10, 2021 the Board approved an amendment to the independent Director fee structure, effective January 1, 2022. The amendment followed the Governance Committee’s review of comparative market data on board compensation prepared by an external independent consultant, Hexarem Inc. (“Hexarem”), taking into account the Company’s relative size and complexity and the composition and effectiveness of the Board. The fee structure applicable to independent Directors beginning January 2022 is summarized below: Board Service Base Annual Retainer • Cash C$ 75,000 • DSUs C$ 105,000 Stock options None Supplemental retainer for Lead Director C$ 22,500 Committee Service Chair of the Audit Committee C$ 22,500 Chair of the Governance Committee C$ 15,000 Member of the Audit Committee C$ 7,500 Member of the Governance Committee C$ 5,000 Meeting Fees Meeting attendance fees None

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Non-independent Directors do not receive any additional remuneration for their role as Directors of the Company. A minimum of one-half of each independent Director's base annual retainer is paid in DSUs, which vest immediately upon grant. In addition, an independent Director may elect each year to receive all or a portion of the balance of their fees (including their base annual retainer and any additional retainer) in DSUs, which vest immediately upon grant. Any remaining balance of such fees not payable in DSUs is paid in cash.

Highlights of the DSU Plan are presented in the "Compensation Discussion and Analysis" section of this Information Circular and the plan is summarized in detail in Appendix B.

The following table details the compensation for Fiscal 2021 for Directors who are not NEOs:

Name[1]	Fees Paid in Cash	Fees Paid in DSUs	Option-Based Awards[2]	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total[3]
J. Michael Knowlton	$ 72,000	$ 60,000	nil	nil	N/A	nil	$ 132,000
Peter D. Sacks	72,000	60,000	nil	nil	N/A	nil	132,000
Siân M. Matthews	–	128,000	nil	nil	N/A	nil	128,000
Ira Gluskin	–	120,000	nil	nil	N/A	nil	120,000
Camille Douglas	60,000	60,000	nil	nil	N/A	nil	120,000
Frank Cohen[4]	120,000	nil	nil	nil	N/A	nil	120,000
Renée L. Glover[5]	28,000	28,000	nil	nil	N/A	nil	56,000
Geoff Matus[6]	N/A	N/A	nil	$ 856,000	N/A	$ 436,000	1,292,000
Tracy Sherren[7]	43,000	15,000	nil	nil	N/A	nil	58,000

(1) Gary Berman's and David Berman's compensation for Fiscal 2021 is summarized in the Summary Compensation Table on page 58.

(2) No option-based awards were granted in 2021.

(3) For the purposes of translating all amounts in this table into U.S. dollars, the CAD/USD conversion rate used was 0.7980, being the average yearly exchange rate for Fiscal 2021 posted on the Bank of Canada website.

(4) The terms of the Blackstone Investor Rights Agreement pursuant to which Mr. Cohen was nominated provide that his annual retainer is to be paid entirely in cash.

(5) Ms. Glover was appointed as a Director on July 13, 2021.

(6) Amounts reflect compensation paid to Mandukwe Inc. for the provision of Geoff Matus' services as a consultant to the Company for Fiscal 2021, including an award of 8,435 PSUs each valued at C$18.85, 5,249.75 DSUs each valued at C$18.85, and 2,329 DSUs each valued at C$16.25, included under All Other Compensation. The details of Mr. Matus' consulting arrangement with the Company are provided under the heading "Employment Contracts".

(7) Tracy Sherren served as a Director until June 23, 2021 and did not stand for re-election at the Shareholder meeting held on that date.

28 2022 MANAGEMENT INFORMATION CIRCULAR **TRICON RESIDENTIAL**

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Minimum Share Ownership Guidelines

The Board compensation structure is designed to encourage the accumulation of equity in the Company through DSUs, and the Company has had Director minimum share ownership guidelines in place since 2019. However, in 2020, the Board approved an increase to the minimum Common Share ownership guidelines for Directors to three times an independent Board member's annual retainer. This resulted in a required ownership threshold of C$450,000 in Fiscal 2021 and, with the increase of our Directors' annual retainer to C$180,000 beginning in 2022, makes the minimum required ownership C$540,000 starting this year. Directors are required to achieve compliance with the more strenuous guidelines by the later of (i) six years following the respective Director's appointment to the Board, and (ii) January 1, 2022. The Common Share (including DSU) ownership of Directors who are not NEOs is summarized below.

Minimum Common Share ownership guidelines for Directors set at three times a Board member's annual retainer

	Ownership as of December 31, 2021[2]				Progress[3]	
Name[1]	Common Shares	DSUs Vested	DSUs Unvested	Total	Requirement	Multiple Achieved[4]
J. Michael Knowlton	$ 571,386	$ 568,345	$ 14,258	$ 1,153,989	$ 355,000	3.3x (meets)
Peter D. Sacks	752,731	219,455	14,258	986,445	355,000	2.8x (meets)
Siân M. Matthews	114,534	1,043,581	14,258	1,172,373	355,000	3.3x (meets)
Ira Gluskin	14,900,338	853,586	14,258	15,768,183	355,000	44.4x (meets)
Camille Douglas	337,340	0	14,258	351,598	355,000	1.0x (meets)
Frank Cohen[5]	0	0	0	0	–	–
Renée L. Glover[6]	92,268	0	0	92,268	355,000	0.3x
Geoff Matus	11,122,832	196,391	215,476	11,534,699	355,000	31.9x (meets)

(1) Gary Berman's and David Berman's compliance with the minimum share ownership guidelines for senior executives for Fiscal 2021 (representing a higher ownership requirement) is summarized in the Share Ownership of Named Executive Officers Table on page 55.

(2) Values are based on the market value of the Common Shares as of December 31, 2021 (C$19.36). For the purpose of translating ownership values and requirements into U.S. dollars, a CAD/USD conversion rate of 0.7888 was used, being the daily exchange rate as of December 31, 2021 posted on the Bank of Canada website.

(3) Compliance with minimum ownership guidelines is a fluid and ongoing requirement determined on the basis of the current market value of the Common Shares. If (i) a drop in the value of the Common Shares, or (ii) an increase in Director compensation, has the effect of reducing any Director's ownership below the required minimum guidelines, such Director is required to increase their ownership accordingly.

(4) Each Director's progress toward the minimum Common Share ownership guidelines ignoring their unvested DSUs is as follows: Mr. Knowlton 3.2x (meets); Mr. Sacks 2.7x (meets); Ms. Matthews 3.3x (meets); Mr. Gluskin 44.4x (meets); Ms. Douglas 1.0x (meets); Ms. Glover 0.3x; Mr. Cohen (N/A – see footnote 5, below); and Mr. Matus 31.9x (meets).

(5) The terms of the Blackstone Investor Rights Agreement pursuant to which Mr. Cohen was nominated provide that his annual retainer is to be paid entirely in cash and that he is exempt from the Company's minimum share ownership guidelines.

(6) Ms. Glover was appointed to the Board on July 13, 2021.

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2022 MANAGEMENT INFORMATION CIRCULAR 30 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL GOVERNANCE PRACTICES HIGHLIGHTS • Governance structure includes clear accountabilities, risk oversight and cross-membership between our two standing committees • Well-defined Board roles and responsibilities • Written position descriptions for the Chair of the Board, Lead Director, Committee Chairs and President and CEO • Board with 70% independent Directors • Entirely independent Audit Committee and Compensation, Nominating and Corporate Governance Committee • Independent Director meetings • Directors elected individually (and not by slate voting) • Majority voting policy for the election of Directors • Gender diversity policy targeting at least 1/3 of Directors of each gender, which target has been met • Board evaluation process and Director skills matrix used as tools for Board renewal and succession • Director orientation and continuous education • Code of Business Conduct and Ethics, Insider Trading Policy and Whistleblower Policy Governance Structure The Company believes that good corporate governance improves corporate performance and benefits all Shareholders and other Company stakeholders. The Company is firmly committed to acting in an ethical manner across all of our business dealings, and to working transparently with stakeholders and investors to enhance trust and reduce risks. The Board of Directors has adopted a structure and a set of policies to provide stewardship to the Company and to ensure compliance with sound corporate governance practices. BOARD OF DIRECTORS Management Reports to the Board of Directors and its standing committees Compensation, Nominating and Corporate Governance Committee External audit + Internal audit Cross-membership between the two standing committees provides more efficient committee discussions and decisions Independent compensation advisor Audit Committee Risk Oversight The Board is responsible for identifying the principal risks of the Company’s business and ensuring these risks are being appro- priately managed. The Board periodically discusses with management guidelines and policies with respect to risk assessment, risk management, and major strategic, financial and operational risk exposures, and the steps management has taken to monitor and control any exposure resulting from such risks. The Board relies on the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer to supervise day-to-day risk management, and management reports quarterly to the Audit Committee and Board of Directors on risk management matters. A discussion of the primary risks facing the Company’s business is included in the AIF. A strong and engaged Board of Directors with overall meeting attendance of 99% in 2021

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 31 Roles and Responsibilities The Board is responsible for the stewardship of the Company and in that regard is specifically responsible for: (a) adopting a strategic planning process and approving, on at least an annual basis, a budget, and evaluating and discussing a strategic plan for the upcoming year which takes into account, among other things, the opportunities and risks of the Company’s business and investments and the Company’s ESG priorities; (b) supervising the activities and managing the investments and affairs of the Company; (c) approving major decisions regarding the Company; (d) defining the roles and responsibilities of management; (e) reviewing and approving the business and investment objectives to be met by management; (f) assessing the performance of and overseeing management; (g) reviewing the Company’s capital and debt strategy; (h) identifying and managing risk exposure; (i) ensuring the integrity and adequacy of the Company’s internal controls and management information systems; ( j) director and management succession planning; (k) establishing committees of the Board, where required or prudent, and defining their respective mandates; (l) approving policies and supporting practices that guide conduct, ethics and fidelity; (m) receiving and evaluating reports and recommendations from the committees of the Board from time to time; (n) maintaining records and providing reports to Shareholders; (o) ensuring effective and adequate communication with Shareholders, other stakeholders and the public; (p) overseeing the Company’s ESG program and initiatives; and (q) determining the amount and timing of dividends or distributions to Shareholders. The charter of the Board of Directors is attached as Appendix C to this Information Circular and, along with the charters of the Audit Committee and Governance Committee, can be found on our website at www.triconresidential.com/investors/corporate-governance/. It is recognized that every Director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interests of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence. Position Descriptions The Board has developed written position descriptions for the Chair of the Board, Lead Director, Committee Chairs and President and CEO. These position descriptions are available on our website at www.triconresidential.com/investors/corporate-governance/. Independence and Diversity Currently, seven of the ten members of the Board, and all members of the Board’s committees, are independent Directors. Three of the ten current members of the Board (Ms. Matthews, Ms. Douglas and Ms. Glover) are women. The current composition of the Board is set out below. Director Audit Committee Governance Committee Lead Director Independent Director Non-Independent Director Reason for Non- Independent Status Mr. David Berman (Co-founder) ✔ Executive Chairman Mr. J. Michael Knowlton Chair Member ✔ Mr. Peter D. Sacks Member ✔ ✔ Ms. Siân M. Matthews Chair ✔ Mr. Ira Gluskin Member ✔ Ms. Camille Douglas Member ✔ Mr. Frank Cohen ✔ Ms. Renée L. Glover Member ✔ Mr. Gary Berman ✔ President and CEO Mr. Geoff Matus (Co-founder) ✔ Consultant to the Company and member of management committees

2022 MANAGEMENT INFORMATION CIRCULAR 32 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Meetings of Independent Directors The independent Directors function independently of the non-independent Directors by holding in camera sessions after each Board and committee meeting and informally conferring on Board matters as such members determine necessary or desirable. The Lead Director also chairs all in camera sessions of the independent members of the Board. Board/Committee Meeting In Camera Sessions Held in 2021 Board Every Meeting, Chaired by the Lead Director Audit Committee Every Meeting Compensation, Nominating and Corporate Governance Committee Every Meeting The opinions of independent Directors are also actively solicited by the Executive Chairman and Lead Director at each meeting of the Board of Directors. Independent Advice The independent Directors may also retain the services of legal, financial, executive compensation and other experts at the Company’s expense whenever they decide they need independent advice or analyses. Selection of Board Nominees The Governance Committee, which is comprised entirely of independent Directors, is responsible for recommending a proposed list of nominees for election to the Board. On March 1, 2022, the Governance Committee and the Board recommended the nomination of incumbent Directors for election at the Meeting. Mr. Cohen’s nomination has been confirmed by Blackstone pursuant to its right, conditional upon maintaining a certain beneficial ownership interest in the Company, to nominate one member of the Board of Directors in connection with the closing of the Blackstone Private Placement. Board committees comprised entirely of independent Directors

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 33 In coming to its recommendation, the Governance Committee considered its assessment of potential candidates; the size, composition, performance and effectiveness of the Board of Directors as a whole; and the competencies, experience, diversity, background and skills of the proposed candidates in view of the Board’s ability to operate efficiently and effectively in fulfilling its mandate. More specifically, the list of nominees is determined annually according to the following nomination process: Nomination Process Applicable Practices and Policies Evaluation ✔ Annual review and assessment of professional skills, abilities, personality and other qualifications of each proposed nominee ✔ Evaluation of the time and energy that the nominee is able to devote to the role ✔ Determination of the specific contribution that each nominee can make to the Board Competencies ✔ Annual review of the competencies of the Board as a whole, and of Directors individually, using a skills matrix identifying key competencies and individual Director’s proficiency ✔ Any assessed gap triggers a search by the Governance Committee for new nominees with the required missing competencies and qualifications Term Limits and Renewal ✔ No term limits, retirement age policy or formal policy on Board renewal for Directors; Board renewal is ensured through more interactive Director evaluation and succession planning ✔ Nominees are selected by balancing (i) the benefit of adding new perspectives to the Board from time to time and (ii) the benefits associated with continuity and in-depth knowledge of each facet of Tricon’s business, which necessarily takes time to develop, and is important to retain given the unique nature of our industry ✔ Annual Director, Board and committee assessments and performance evaluations are the main mechanisms to ensure Board renewal and continuous improvement ✔ Effectiveness of the Board’s approach to ensuring appropriate Board renewal is evidenced by the fact that seven new Directors (representing 70% of the Board), including six independent Directors, have been elected or appointed to the Board since 2014 Board Interlocks ✔ The Board considers it to be good governance to avoid interlocking Board relationships, if possible ✔ No formal limit on Board interlocks, but it is a nonexistent issue at the moment ✔ Interlocking memberships will be considered, as they may arise, on a case-by-case basis based on recommendations from the Governance Committee, taking into account any circumstances which could impact a Director’s ability to exercise independent judgment Diversity ✔ The Board has adopted a formal gender diversity policy according to which a target of at least 1/3 of the Board would be of either gender which is in line with the gender diversity standards set by the 30% Club Canada ✔ The Governance Committee believes that leadership diversity is a matter of importance and needs careful consideration, and remains committed to seeking qualified individuals of diverse backgrounds in selecting candidates for membership on the Board of Directors ✔ When recruiting new Board members, the Governance Committee ensures that lists of potential candidates include female and racially diverse representation ✔ Three of our seven independent Directors, and three of the ten current members of the Board, are women ✔ 10% of our Board members are BIPOC Corporate Governance Guidelines The Board has adopted Corporate Governance Guidelines (the “Guidelines”) to provide a structure within which our Directors and senior management can effectively pursue Tricon’s objectives and promote the highest standards of ethical behaviour and risk management. It is a working structure for principled actions, effective decision-making, and appropriate monitoring of compliance and performance. The Guidelines reflect Tricon’s commitment to good corporate governance and compliance with regulatory requirements for listed companies and other legal requirements. It is intended to serve as a flexible framework, not a set of binding legal obligations, within which to conduct business. The Guidelines address, among other things: Director qualification standards, Director responsibilities, Director access to management and independent advisers, Director compensation, Director orientation and continuing education, management succession and an annual performance evaluation. A copy of the Guidelines are available under the Company’s profile at www.sedar.com, can be found on our website at www.triconresidential.com/investors/corporate-governance/, and may be obtained upon written request to the Company at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7; Attention: Corporate Secretary.

2022 MANAGEMENT INFORMATION CIRCULAR 34 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Orientation and Continuing Education The Board encourages Directors to take relevant training programs to expand their knowledge of best practices in corporate governance, the nature and operation of the Company’s business, and broader industry issues affecting the Company. It is within the mandate of the Governance Committee to recommend to the Board continuing education activities or programs for Directors. The Company periodically arranges for guest speakers to attend Board or committee meetings to provide information and education to Directors on a variety of subjects relevant to the Company and the role of its Directors. Funds are also set aside for Directors to attend conferences and seminars as they deem appropriate to further their knowledge and ability to carry out their responsibilities. To further facilitate Director’s continuing education, each regularly-scheduled Board meeting dedicates a segment of the agenda to providing information or training on one or more topics of relevance, and Directors will participate in compliance and other educational programs provided to employees of the Company from time to time. The Company also pays for publication subscriptions and memberships in associations, such as the Institute of Corporate Directors, to enable the Directors to keep informed of industry trends and best practices in corporate governance. The Company has an orientation program for new Directors under which a new Director meets with members of senior management and the Board to discuss the role of the Board, its committees and its Directors, as well as the nature and operation of Tricon’s business. In addition, a new Director is presented with a Director manual that contains reference information to assist in the new Director’s orientation to the Company and their role, including key Company policies and procedures, the Company’s current strategic plan, the most recent annual and quarterly reports of the Company, and materials relating to key business issues. The Director manual is updated and provided to all Directors at least annually. Director Assessment and Performance Evaluation The Board, its committees and individual Directors are assessed annually through surveys of their effectiveness and contribution in order for the Board to satisfy itself that the Board, its committees, and its individual Directors are performing effectively. The Governance Committee surveys all Directors to provide feedback on the effectiveness of the Board, committees, and individual Directors (with components relating to both self-assessment as well as peer evaluation). Assessment surveys consider the effectiveness of the chairs, the adequacy and timeliness of materials and the sufficiency and time allowed for discussions of relevant issues at the Board or committee level. The surveys additionally provide for confidential and subjective comment on areas for improvement or issues that are relevant or notable for the Board or committee under evaluation. Each director is given the opportunity to assess the contribution of each of their peers relative to the performance standards. The chair of the Governance Committee compiles the results and assesses the operation of the Board and the committees, the adequacy of information provided to Directors, and the strategic direction and processes of the Board and committees. If concerns are raised, the chair of the Governance Committee will review the feedback individually with each affected Director on a confidential basis to encourage the relevant Director to develop an action plan to continue to hone and improve their contribution to the Board. The Board as a group is provided with an opportunity to discuss the assessment results in order to identify and address areas requiring attention or improvement. The assessments are also used by the Governance Committee to inform its recommendation of nominees for election to the Board. Ethical Business Conduct The Board of Directors has adopted a code of business conduct, fidelity and ethics (the “Code”) that sets out the principles that should guide the behaviour of Directors, officers and employees of the Company. The Code addresses, among others, the following issues: • Conflicts of interest; • Protection and proper use of corporate assets and opportunities; • Confidentiality of corporate information; • Fair dealing with the Company’s competitors and persons with whom the Company has a business relationship; • Obligations to the Company’s advisory clients; • Compliance with laws, rules and regulations; and • Reporting of any illegal or unethical behaviour. The Board of Directors (or any committee to which that authority has been delegated) can grant waivers of compliance with the Code. No such waiver has been granted since the adoption of the Code and, consequently, the Company has not filed any material change report during the last fiscal year pertaining to any conduct of a Director or executive officer of the Company that constitutes a departure from the Code. A copy of the Code is available under the Company’s profile at www.sedar.com, can be found on our website at www.triconresidential.com/ investors/corporate-governance/, and may be obtained upon written request to the Company at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7; Attention: Corporate Secretary. We provide annual compliance training to ensure our people understand the laws and regulations impacting our business and their responsibility to ensure ongoing compliance in their day-to-day job responsibilities. The program covers corporate policies and procedures, information security, as well as policies and procedures that are specific to investment adviser roles. These sessions reinforce our principles and help our people make appropriate business decisions and reduce exposure to unnecessary risks. Over 98 percent of all new employees and 99 percent of head office employees completed compliance training in 2021 and we are targeting a completion rate of 90% for all employees over the next three years.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 35 To ensure the Directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a Director or executive officer has a material interest, the Director or (if in attendance) executive officer is required to recuse themselves from the Board meeting at the time such transaction, agreement or decision is considered by the Board and such individual will not be permitted to cast a vote on the matter. Whistleblower Policy Through the Company’s whistleblower policy, the Board has established procedures that allow employees of the Company to confidentially, securely and anonymously submit concerns through a third-party service provider regarding any accounting or auditing matter or any other matter which such employee believes to be in violation of the Code. Any complaints received are acknowledged and promptly investigated, and a log of all complaints that are received is maintained, tracking their receipt, investigation and resolution. Any complaints that relate to questionable accounting or matters of a financial nature will be immediately brought to the attention, and reviewed under the direction, of the Audit Committee. We believe in fostering an open and honest workplace where our people accept and share the responsibility for reporting misconduct, with the understanding that an ethical workplace is in all our best interests. Insider Trading Policy According to the Company’s insider trading policy, no one with any knowledge of a material fact or a material change in the affairs of the Company that has not been generally disclosed to the public should purchase or sell any securities of the Company, inform anyone of such material information (other than in the necessary course of business) or advise anyone to purchase, sell, hold or exchange securities of the Company (or any other securities whose price or value may reasonably be expected to be affected by the material information) until such information has been generally disclosed to the public and sufficient time has elapsed for such information to have been adequately disseminated to the public. Privacy Policy Protecting the personal information of shareholders, residents, investors and employees is a key priority of the Company. This is reflected by Tricon’s privacy policy, the recent implementation of more robust procedures aimed at the protection of confidentiality in the course of day-to-day operations, as well as the appointment of a privacy officer tasked with ensuring that the Company remains compliant with privacy-related rules and regulations in each jurisdiction in which it operates. The whistleblower policy, insider trading policy and privacy policy can be found on our website at www.triconresidential.com/investors/corporate-governance/. Information Technology Policies Tricon’s information technology policies and procedures cover key topics such as system, data, email and internet usage and access, as well as acceptable use, password protocols and work device protection. All employees participate in regular cybersecurity awareness training to ensure they understand the policies and procedures regarding acceptable use. We also conduct annual assessments of our cybersecurity framework. In 2021, we began an independent assessment of IT governance, key processes and controls to identify gaps and define a continuous improvement plan. This will pave the way for establishing an even more robust IT governance and cybersecurity framework to help govern, execute and monitor all key IT domains and processes. Respectful Workplace Policy With the goal of further fostering a respectful and safe work environment, the Company has adopted a formal policy to reflect its commitment to providing a workplace free from discrimination, harassment and violence, to educate employees on their rights and available recourse (including the confidential reporting of incidents of concern), and to set out the procedures to be followed in handling any such complaints. The policy is intended to ensure that the Company’s employees are aware of their rights and responsibilities relating to maintaining a safe and respectful workplace. Business Continuity Plan A key element of Tricon’s overall risk management strategy is the Business Continuity Plan (“BCP”), which was finalized in early 2020. The BCP specifies the actions we take in case of potential business disruptions that would lead to inaccessibility of business premises or primary systems and services. The objectives of the plan are to keep Tricon staff, stakeholders and third parties out of harm’s way and to provide the capacity to operate at a level of business activity that meets legal, fiduciary and regulatory obligations. When the COVID-19 pandemic began, Tricon was quick to respond and put its Business Continuity Plan into action. Our employees were able to leverage our substantial investments in technology to continue to conduct operations without interruption while working from home. Tricon’s call centre staff members were fully equipped to begin working from home almost immediately, and leasing activities quickly transitioned to virtual tours and self-showings. In-person contact was minimized for our local market staff and protective equipment was used where necessary in order to continue providing essential maintenance requests and initiatives. Our whistleblower procedures allow for the confidential reporting of potential illegal or unethical behaviour

2022 MANAGEMENT INFORMATION CIRCULAR 36 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Enterprise Risk Management We believe that value is maximized when management sets strategy and objectives that strike an optimal balance between growth and performance goals and their related risks, and efficiently and effectively deploys resources to achieve those objectives. The Board has overall responsibility for the integrity of Tricon’s risk management systems and has delegated responsibility for risk oversight to the Audit Committee, which is also responsible for ensuring that internal controls are appropriately designed, implemented and monitored, and that financial reporting is complete and accurate. Company management, under the auspices of the Board and Audit Committee, is responsible for the maintenance of our Enterprise Risk Management program. Embodying COSO risk management principles, our management, as a first line of defence, works closely with our team of legal and compliance professionals and our newly formed internal audit department to analyze the risks confronting the company and its business by identifying and prioritizing those risks and designing, establishing, and ultimately testing risk controls and mitigation strategies. Our internal audit department is the newest element of the company’s enterprise risk management program, having been launched in late 2021. Reporting directly to the Audit Committee independently from management, the department will focus in the near term on the company’s Sarbanes- Oxley Act compliance following our listing on the New York Stock Exchange. The next step in the evolution of our risk management program will be the development of a more formal enterprise-wide system of risk identification and prioritization to better ensure that the company is focusing its risk mitigation efforts and resources as effectively as possible and striking the appropriate balance between mitigating risks and seizing opportunities. Succession Planning The Board is responsible for providing guidance and oversight on succession planning, both in terms of immediate response as well as long- term arrangements, for the Chief Executive Officer and each key executive and reviews such succession plans annually. Specifically, the annual succession planning process includes a review of the Company’s organizational structure and considering policies and principles for the selection and retention of the executive management in addition to succession planning. Discussions on this basis include prospects for high- performing executives, replacement scenarios for unexpected events and cross-training and development opportunities for the senior management team. When required, the Company also supplements with external hiring to address talent gaps and acquire critical skills. Specific customized succession plans are prepared to address any identified gaps or anticipated exits. In addition, management works with the Board to assess and enhance talent within its senior management team and internal talent more generally, investing time and resources in developing the managerial capabilities of the Company’s existing and future leaders. Leadership Diversity We understand that embracing diversity leads to improved employee performance, more resilient decision-making, and higher rates of innovation and creativity. Tricon is committed to the principles of, diversity, inclusion and belonging in our business, free from discrimination and harassment. We seek to enable all Tricon employees, regardless of race, ethnic origin, religion, sexual orientation, gender identity and expression, age, disability, or any other personal characteristics, to achieve their full potential in an environment characterized by equality of value, respect and opportunity. This principle extends across our organization and is embedded into our Company’s policies and practices. Tricon’s diversity, inclusion and belonging priorities are a key part of our efforts to attract and retain talent, reduce employee turnover, increase job satisfaction, and build a culture of trust and collaboration. These priorities include: • Creating policies and programs for fostering diversity in our business (including our Diversity, Inclusion and Belonging Council, described below), and a culture of inclusivity and open communication; • Promoting diverse, inclusive and accessible work environments that facilitate collaboration and give employees the support they need to succeed; and • Building teams with a diverse range of thought and perspectives to encourage innovative thinking, and flexible, thoughtful decision-making. The Governance Committee and the Company also consider the level of female representation on the Board and in executive officer positions in identifying and nominating Director candidates and when making executive officer appointments. Tricon’s policy provides for a target of 1/3 of Directors being of either gender, which target the Company currently meets. This aligns the Company’s policy with the gender diversity standards set by the 30% Club Canada. While the Company has not adopted a similar target for the representation of women in executive officer appointments for the reasons noted below, it does consider the level of female and general diversity representation in such positions as well as in the Company’s succession planning, including in our leadership development programs. The Company currently has three female Directors (amounting to female representation of 30% of the Board and 43% of independent Directors). As of May 1, 2022, one of the seven executive officers of the Company (14%) identify as a woman and six of the twenty-three members of the Company’s senior management team (26%), which includes Tricon’s executive officers, identify as women.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 37 Our gender diversity policy aligns with the standards set by the 30% Club Canada As part of our commitment to strengthen Tricon through diversity and combat systemic racism, we have joined the BlackNorth Initiative, an enterprise that is on a mission to remove barriers that negatively affect the lives of Black Canadians. By signing the BlackNorth Initiative CEO Pledge in 2020, we locked arms with Canada’s largest businesses and resolved to acknowledge and counter systemic anti-Black racism. With that pledge, Tricon established a goal to fill at least 3.5 percent of our executive and Board roles with Black leaders by 2025. We achieved our goal in July 2021 and will continue our advocacy. While diversity is one issue of significant importance, the Governance Committee continues to believe that the key to effective leadership is to choose Directors and officers who, having regard to a wide array of factors, possess the range of necessary skills, experience, commitment and qualifications that are best suited to fostering effective leadership and decision-making at the Company. In addition to being proud to support broader diversity initiatives, the Board will continue to identify and select candidates based on additional and indispensable criteria such as: • merit, skills, experience and qualifications; • expected contribution and value-added to the group as a whole; • maximization of Board effectiveness and decision-making abilities; and • needs of the Company at the time. Diversity, Inclusion and Belonging Council In an effort to further strengthen the exceptionally diverse talents and abilities of our team members, and leverage their uniqueness, Tricon created a Diversity, Inclusion and Belonging Council in late 2021. The Council, with broad membership from across the organization, is charged with creating an ongoing plan that fosters an inclusive and supportive workplace, which ultimately will serve the Company by attracting, developing and retaining a talented and diverse workforce. Specifically, the Council will: • Guide the diversity management process by influencing policies and practices that create and maintain a diverse workforce in an inclusive environment, where everyone feels fulfilled and enjoys a sense of belonging; • Support diversity initiatives, sharing updates, celebrating successes and inspiring team members to be open and embrace change, diversity and inclusion; and • Establish metrics by which to measure and evaluate diversity, inclusion and belonging initiatives, recognize successes, track progress and identify opportunities. Shareholder Engagement Maintaining a dialogue with Shareholders is a key priority of the Company, especially on the topics of governance and compensation practices. Shareholders who are interested in engaging with the Company can attend the Meeting and pose questions to management. They can also learn more about the Company through the following: • webcasts of our quarterly earnings conference calls with research analysts; • webcasts of our annual investor day for institutional investors and analysts with presentations by our executives; • executive presentations at institutional and industry conferences; and • investor road shows, property tours, and various retail and institutional investor marketing events in Canada and the United States throughout the year. The Company takes Shareholder feedback seriously. This is reflected by the Company’s implementation of numerous material changes in recent years in direct response to Shareholder input, including: • adopting consolidated accounting and other financial disclosure practices that reduce complexity and improve comparability of results with real estate peers, including launching a comprehensive supplemental information package; • adopting a comprehensive ESG plan and publishing an inaugural ESG Roadmap, as well as enhancing ESG disclosure in the Company’s quarterly results; • launching a new corporate website with easily accessible investor materials, regulatory filings, and ESG disclosure; • broadening the application of our diversity policy, setting and meeting a target that at least 1/3 of Directors would be of either gender; and • the multi-year overhaul of our executive compensation program which better aligns management and Shareholder interests and better reflects the latest and best practices employed by our corporate peer group, including the recent adoption of an innovative performance assessment process which aligns our CEO’s compensation with the achievement of annual targets set by the Board in respect of metrics identified as being essential to Tricon’s success.

2022 MANAGEMENT INFORMATION CIRCULAR 38 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL In order to provide Shareholders with further clarity on ways in which they can engage with the Company, the Board has adopted a Shareholder Engagement Policy (the “Engagement Policy”). The Engagement Policy prescribes governance topics for discussion between the Board and Shareholders, guidelines regarding meeting attendance, and a means for Shareholders to contact the Board to request a meeting. Shareholders who are interested in directly engaging with the Board regarding those topics specified in the Engagement Policy are encouraged to review the Engagement Policy, which can be found on our website (www.triconresidential.com), and to contact the Board at: Tricon Board of Directors Tricon Residential Inc. Attention: Corporate Secretary 7 St. Thomas Street, Suite 801 Toronto, ON M5S 2B7 Email: board@triconresidential.com Environmental, Social and Governance Program Environmental, Social, and Governance (“ESG”) principles have guided Tricon throughout its 34-year history of delivering business excellence. We remain focused on the following five strategic ESG priorities: Our People Tricon is committed to engaging, supporting, and enriching the lives of our employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. To align our purpose-driven culture with our ESG strategy, Tricon focuses on: (i) creating an exceptional employee experience by empowering and enabling employees to unlock their potential; (ii) delivering company-wide professional development opportunities that promote high-performing work teams; and (iii) fostering a culture of diversity, inclusion and belonging to increase cognitive diversity and perspective. Our Residents Tricon’s goal is to build meaningful communities where people can connect, grow, and prosper. In that continued effort, Tricon focuses on: (i) providing residents with high-quality housing and best-in-class resident experience; (ii) delivering Tricon Vantage – a market-leading program aimed at providing its U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability; and (iii) giving back to the communities where we operate through our volunteer services and charitable giving programs. Launched in early 2022, Tricon Vantage is a program that represents the evolution of Tricon’s resident-centric approach to single-family rental property management. At the core of this program is the Company’s long-standing practice of voluntary self-governing on renewal rents, whereby Tricon caps annual rent increases for existing residents at rates typically below market. Tricon Vantage expands the Company’s commitment to go above and beyond to enrich the lives of residents by offering the following new services: • Financial Literacy – In partnership with Operation HOPE, Tricon Vantage offers residents complimentary programs focused on enhancing their financial wellbeing, including workshops, one-on-one coaching and guided group sessions tailored to residents’ individual financial goals. Residents also have access to information and guidance on improving their FICO score, budgeting and debt management, as well as customized approaches to personal savings to help them achieve financial freedom. If homeownership is a resident’s goal, Tricon Vantage can help by providing tools and information needed to put homeownership within reach. • Credit Builder – Tricon provides residents access to a credit builder program, which reports on-time rent payment history and paid-in-full status to TransUnion, Experian and Equifax to help residents build better credit scores. Residents also have access to credit score insights, such as the factors that affect their score, and instant alerts to any changes or updates related to their credit report. To date, participating residents reported an average credit score improvement of 48 points since the start of their participation, and over 1,380 residents are currently enrolled in the program. • Resident Home Purchase Program – Tricon’s home purchase program gives qualifying residents the first opportunity to purchase the home they are renting in the event Tricon elects to sell it. To date, five residents have purchased their homes from Tricon, and an additional 25 residents are under contract to acquire homes from Tricon in early 2022. • Resident Emergency Assistance Fund – Tricon has established a fund to help support residents experiencing unexpected hardships such as job loss, health issues, death of a relative or other catastrophic events. The fund provides grants to residents on a case-by-case basis to help them pay rent, utilities, medical bills and insurance, and assist with short-term accommodations if necessary while repairs are being made to their home. In 2021, the program assisted over 40 residents in 10 markets. • Resident Down Payment Assistance Program – Tricon plans to launch a resident down payment assistance program in Q3 2022 to provide qualifying long-term residents with a portion of their down payment to buy a home, should they choose to do so in the future. This program will reward long-term residents in financial good standing and help them with a crucial step toward homeownership – funding the down payment. Tricon Vantage provides residents with access to tools, resources and services to help them realize their financial goals.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 39 Our Innovation Tricon is firmly committed to leveraging innovative technologies and housing solutions to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences and (ii) developing offerings that enhance the lives of residents while addressing their housing needs. Our Impact Tricon is committed to making investments and operational decisions that reduce environmental impact and enhance the sustainability and resource efficiency of our portfolio. The environmental impact portion of our ESG program focuses on: (i) developing and implementing sustainable methodologies to ensure our investments, developments and renovation projects adhere to our ESG objectives and commitments; (ii) investigating and investing in new technologies, materials, and renovation methods to reduce resource consumption across our real estate portfolio and (iii) investigating and investing in the reduction of resource consumption across our property management and corporate office operations. Our Governance Tricon aims to proactively identify, understand, and manage the risks to our business while acting in a manner that exemplifies our commitment to ethics, integrity, trust, and transparency. Tricon’s ESG program focuses on the following governance initiatives: (i) maintaining a culture of compliance, integrity and ethics among all our employees and contractors; (ii) embedding a strong risk management culture by setting a foundation for effectively identifying, analyzing and managing material and systemic risks; and (iii) maintaining a diverse Board of Directors composition, in which either gender is represented by at least one-third of all directors and the diversity targets of the BlackNorth Initiative CEO Pledge are met. Our second ESG annual report is slated for publication in mid-2022. Details of our key ESG commitments, initiatives, policies, and reported performance progress can be found at https://triconresidential.com/investors/sustainability/. COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE LETTER TO SHAREHOLDERS Strong Governance, Proven Commitment, Exceptional Operating Performance By all accounts, 2021 was a breakout year for Tricon as we successfully navigated a second year of the COVID-19 pandemic while delivering exceptional operational and financial results and achieving significant strategic milestones. We harnessed powerful demand trends to deliver on our business plan and execute on bold strategic initiatives. Our ability to capitalize on these opportunities was only made possible due to our disciplined efforts over recent years to implement a simplified and differentiated business strategy. The results resonated with investors and culminated in Tricon’s successful completion of one of the largest U.S. real estate IPOs and Canadian follow-on offerings in history. In 2021, we continued to improve our executive compensation program, seeking to maximize alignment of management and Shareholder interests and reflecting the latest and best practices employed by our corporate peer group. Although significant strides have already been made in this effort, we continue in our pursuit of improvement because alignment with Shareholder interests is one of the Board’s primary objectives, and we take this responsibility very seriously. The most recent example of these efforts is our adoption of an even more robust performance assessment process which creates direct alignment between our CEO’s compensation and the achievement of annual performance goals. At the outset of each calendar year the Governance Committee reviews and recommends for Board approval a CEO scorecard setting individual performance targets for the year. At year end, the Board assesses the CEO’s performance on these targets with the results dictating a multiplier to be applied to the CEO’s AIP award otherwise determined within a significant range of 80% to 120%. In 2021, the scorecard targets were set in respect of six pillars essential to Tricon’s success: shareholder value, employees, residents, technology and innovation, ESG, and risk management & governance. These same six pillars, together with an additional pillar identified as critical to Tricon’s performance, operating efficiency, form the basis of the scorecard targets set by the Governance Committee for 2022. For NEOs, our compensation philosophy has resulted in an increased reliance on the use of fully at-risk PSUs which vest based on Adjusted EPS performance over three years. Similarly, the use of the Restricted Share Plan allows NEOs (and in particular, the CEO) to demonstrate to Shareholders a commitment to Tricon over the very long term. This is evidenced by the fact that the Restricted Shares awarded to our CEO in 2021 will not become unrestricted until 2031 and 2033 (10 and 12 years following the respective grant) and will be forfeited in their entirety in the event of a termination for cause or earlier resignation (subject to certain exceptions). Furthermore, LTIP equity subscription opportunities, awards and payments reward the long-term performance of our private investment vehicles and ensure absolute and direct alignment with the interests of our Shareholders and private investors.

2022 MANAGEMENT INFORMATION CIRCULAR 40 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Our executive compensation governance program has also resulted in measurable improvement in our NEOs’ equity ownership levels, with each of them currently exceeding our senior executive share ownership guidelines. Furthermore, this was achieved with a 2021 equity-based compensation burn rate of only 0.45%, thanks in large part to our reliance on our PSU and Restricted Share Plans to create alignment with Shareholders without undue pay-related dilution. Consistent with our goal of strengthening alignment with Shareholders the Governance Committee engaged Hexarem as an external independent consultant in 2021 to carry out a market benchmark study of executive and director compensation, assess compensation program effectiveness and assist with ongoing improvement of the Company’s compensation program. In 2021, on Hexarem’s recommendation, Tricon updated its current executive compensation comparator group for benchmarking purposes. While we believe that Tricon truly is a one-of-a-kind organization in its ability to achieve operational excellence as well as aggregate and manage third- party capital, we recognize the ongoing importance of gauging the appropriateness of the peers to which we compare ourselves as our business grows and evolves. Finally, over the last year, our governance has also been meaningfully strengthened. In May 2021, the Company published its inaugural ESG report summarizing Tricon’s accomplishments in the year following the launch of its ESG roadmap in January 2020. The ESG roadmap formalizes the Environmental, Social and Governance principles that have guided Tricon’s decision-making and strategy for the past 34 years and highlights its ongoing commitment to five strategic priorities: Our People, Our Residents, Our Innovation, Our Impact and Our Governance. The Company continues in its commitment to diversity throughout its business across a range of factors, including expertise and experience, gender, geography, age, race and ethnicity. Examples of this commitment include efforts to achieve consistency between the Company’s diversity policy and the gender diversity standards set by the 30% Club Canada, setting and meeting a target that at least 1/3 of Directors would be of either gender and Tricon’s support of the BlackNorth Initiative CEO Pledge, committing the Company to longer-term diversity targets (which it currently meets) and other measures to combat anti-Black systemic racism. 2021 Performance and CEO Pay Our approach to executive compensation is designed to attract, retain and motivate a world-class executive team, achieve alignment with Shareholders, and reflect best practices in corporate governance. Tricon’s team once again delivered strong operational and financial results in 2021, a breakout year for the Company. Tricon’s net income from continuing operations increased meaningfully by 359% year-over-year, while Core FFO increased by 35% year-over-year to $152 million and Core FFO per share increased by 12% to $0.57 driven by strong performance in single-family rental, residential development and private funds and advisory. The result surpassed our 3-year target of $0.52–0.57 set in 2019 and was achieved one year ahead of schedule. Moreover, the FFO per share growth was achieved while significantly de-leveraging our balance sheet from 55% net debt/assets to 35% over the course of the year. Tricon’s achievements were recognized by the capital markets, with a 72.5% total return for Tricon’s stock in 2021. Given the Company’s strong Core FFO performance relative to its initial targets for the year, a final pool multiplier of 131% was justified under the AIP; however management voluntarily recommended a reduced AIP final pool of 120% of the preliminary pool, which was approved by the Board. The Board also assessed the CEO’s performance in respect of the ambitious CEO scorecard targets it set for 2021 and approved a multiplier of 1.05% to be applied to the CEO’s AIP award. As a result, the cash and equity-based AIP awards made to the CEO were above target. The year-over-year increase in the CEO’s awards was magnified by the 12% reduction in direct compensation (in Canadian dollars) paid to the CEO in 2020 compared to 2019, which was primarily attributable to the impact of the COVID-19 pandemic. We view this as a testament to the proper functioning of our incentive compensation program and its alignment with Shareholder interests. Linking compensation with operational performance and total Shareholder return has been, and continues to be, a key priority of the Board. Our executive compensation philosophy has proven to be successful in achieving this goal. As presented in detail in the “Effectiveness of Our Compensation Program over Time” subsection on page 56, the average actual value of every C$100 granted annually to Gary Berman in the form of direct compensation since our 2010 IPO had increased to C$161 as of December 31, 2021, an outcome symmetric with our Shareholders’ total return which reflected an increase to C$319 over the same period. A similar analysis reflecting the five-year period following our executive compensation overhaul in 2017 shows a consistently tight link between our CEO compensation and our Shareholders’ total returns.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 41 Engagement with Shareholders We strive to improve continuously in all areas, including our executive compensation design, policies and disclosure and so we aim to gather and constructively assess feedback from Shareholders and other stakeholders. To that end, Tricon’s Shareholder Engagement Policy (a copy of which can be found on our website, www.triconresidential.com) prescribes governance topics for discussion between the Board and Shareholders, guidelines regarding meeting attendance, and a means for Shareholders to contact the Board to request a meeting. We look forward to continuing our productive and valued dialogue with our Shareholders. Looking ahead, key areas of focus for the Governance Committee and the Board will be to continue to: • Attract, retain and motivate the world-class executive team our stakeholders deserve; • Preserve our highly entrepreneurial spirit; • Link executive pay to performance over the long term; • Manage pay-related shareholder dilution well within industry standards; and • Oversee and expand many of the Company’s important ESG initiatives On behalf of the Governance Committee and the Board, we thank you for your support. We welcome your feedback at any time by writing to us at board@triconresidential.com, or by mail at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7; Attention: Corporate Secretary. Sincerely, “Siân M. Matthews” Siân M. Matthews Chair of the Compensation, Nominating and Corporate Governance Committee COMPENSATION DISCUSSION AND ANALYSIS The Compensation, Nominating and Corporate Governance Committee With respect to executive compensation governance, the role of the Governance Committee is to: • Review the various components of total compensation, either when policies and programs are being developed or when they are being applied, while ensuring compliance with sound compensation governance principles; • Ensure that Tricon’s executive compensation policies and programs comply with in-force regulations and standards; • Recommend that the Board approve new compensation programs or material changes to existing programs; • Ensure that Tricon’s compensation policies and programs promote sound risk management and closely tie executive compensation paid to Tricon’s operational performance and total shareholder return; • Consider the expectations of Shareholders and of governance organizations; • Ensure that the executive compensation program can attract, motivate and retain the best and brightest executive talent; and • Exercise discretion, as it deems necessary, to adjust individual and aggregate variable compensation. Competencies of Governance Committee Members All Governance Committee members have human resources, compensation, and risk management competencies. These competencies were gained from the experience they acquired in current or former positions, in particular in their capacities as senior officers at other major corporations, as members of boards of directors or through their educational background. Below is an overview of these competencies: • Human resources and compensation: knowledge and experience in managing compensation programs and understanding of principles and practices related to human resources; • Risk management: knowledge and experience in risk management, risk assessment and risk communication; and • Leadership: experience in a senior position in a major company or institution. Michael Knowlton serves on the Governance Committee and is also the chair of the Audit Committee of the Company, which helps the Governance Committee make more informed decisions on the alignment of compensation policies and practices with the Company’s financial performance and risk management framework.

2022 MANAGEMENT INFORMATION CIRCULAR 42 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Compensation Philosophy Our compensation philosophy recognizes that a highly qualified and engaged workforce is critical to our continued success, and guides compensation decisions made by our Board of Directors and our senior management. Our compensation philosophy is intended to reinforce our belief that Shareholders should have an opportunity to fully understand how our compensation principles, policies and programs support the achievement of our performance objectives, as well as the creation of value for our Shareholders over the long term. Guiding Principles To achieve these objectives, our approach to compensation is based on the following key philosophical principles: 1. Our compensation approach aligns with Shareholders’ long-term interests We align the interests of executives with those of long-term Shareholders through effective compensation policies 2. Our compensation approach is transparent and reflects strong corporate governance We strive to be a leader on governance issues, to continually adopt leading compensation practices, to ensure our compensation program is straightforward, and to communicate openly and clearly about our compensation practices 3. Our compensation approach reflects effective risk management We ensure that compensation reflects an appropriate balance between risk and reward and does not provide incentives for excessive risk-taking or short-term decision-making 4. We pay for performance We structure our compensation plan to create a high- performance culture by placing a large proportion of executive pay at-risk, with clear relationships between pay and performance 5. Compensation enables us to attract and retain the best and brightest in the industry We set target compensation to ensure competitiveness in the markets where we operate and compete for talent. While competitive compensation helps us attract and retain talent, we know it must co-exist with sound business objectives, a healthy corporate culture, and the availability of meaningful and enriching work opportunities These principles are reviewed periodically by the Governance Committee to ensure that they remain appropriate and aligned with our corporate strategy. What Tricon Does ✔ Rely on a well-defined compensation philosophy to guide pay decisions ✔ Align performance-based compensation with corporate performance: • The majority of NEO compensation is variable, at-risk • Newly implemented performance assessment process directly ties the CEO’s AIP award multiplier to performance in respect of annual targets set by the Board • Annual Incentive Plan awards are approved by the Governance Committee and reflect annual corporate performance, business unit performance and individual performance • DSU, PSU, stock option and Restricted Share grants tie NEO compensation to Shareholder returns ✔ Require NEOs to hold Common Shares ✔ Encourage executives to take and retain gains from share-based awards in Common Shares ✔ Prohibit bypassing compensation plan objectives by hedging or speculative transactions in Common Shares ✔ Maintain a clawback policy applicable to any incentive compensation awards ✔ Balance a mix of compensation vehicles spanning various time horizons ✔ Benchmark executive compensation on a total compensation basis, not element by element ✔ Target the size-adjusted (reduced) 50th percentile of our comparator group ✔ Obtain support from an independent external compensation consultant who does not provide any other services to the Company What Tricon Does Not Do ✖ No supplemental executive retirement plan for the NEOs ✖ No excessive perquisites ✖ No bonus or multi-year grants guarantee ✖ No employment termination clause exceeding 24 months of compensation, or 30 months in the case of termination following a change of control ✖ No exercise price changes for stock options or exercise prices below fair market value

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 43 Compensation Plan Elements and Implementation of Executive Compensation Changes The table below summarizes the key elements of the Company’s executive compensation program applicable for Fiscal 2021. Type Element Description Fixed Compen- sation Base Salary Reflects the executive’s level of responsibility, skills and experience, the market value of the position and the executive’s overall performance both individually and in relation to their business unit Benefits and Perquisites • Executive benefit plans paid for by the Company provide medical and dental coverage, as well as short-term and long-term disability and life insurance • Limited perquisites are provided, including an annual medical examination Variable Compen- sation Annual Incentive Plan (AIP) (See page 48) Funding: Capped Pool • AIP funding for executive participants is based on a preliminary pool equal to the sum of all such participants’ individual AIP targets, which are based on a benchmarking study • The size of the final pool may vary, up or down, based on Core FFO performance (excluding AIP expense), compared to budget • The final pool is capped at 150% of target and subject to Board discretion Allocation • Executive participants are allocated a portion of the final AIP pool based on their individual and departmental performance. Individual and departmental performance goals for executives are developed through a consultative process with the CEO and the Governance Committee and comprised of subjective, qualitative metrics that align the individual’s specific role with the Company’s long-term corporate strategy. Performance is then assessed based on the individual’s contribution relative to such goals. • The CEO’s allocation otherwise determined is subject to an additional individual performance factor (which may increase or decrease the award) based on achievement of “scorecard” targets set by the Board at the beginning of the year. • AIP awards are allocated based on a target of 50% in cash for the CEO and 60% in cash for other executives • The remainder of executive AIP awards are equity-based and awarded: – Targeting at least 50% in PSUs cliff vesting over three years with a performance factor, based on Adjusted EPS, between 0% and 200%, and settled in cash – Targeting no more than 50% in awards with only time-based vesting (DSUs, stock options and/or Restricted Shares). Any DSUs or stock options granted will vest over three years from the grant date. Restricted Shares have much longer-term restriction periods (up to 12 years in Fiscal 2021). * Chart above reflects CEO allocation Long-Term Incentive Plan (LTIP) (See page 54) The LTIP provides an opportunity, in the form of at-risk equity, cash and DSUs, to participate directly in: • The incentive or Performance Fees earned by the Company in respect of its management of private funds and other investment vehicles; and • The investment income earned from the Co-Investment CASH 50% PSUs DSUs Options Restricted Shares EQUITY 50% AIP pool is capped at 150% of target and determined based on Core FFO (excluding AIP expense) relative to annual budget

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Setting Executive Target Compensation

The Governance Committee has adopted a comparator group to establish the Company's executive compensation structure and ensure its competitiveness relative to companies against which we compete for executive talent.

Our executive compensation structure is anchored to the comparator group's size-adjusted 50th percentile. This target position was selected given the growth objectives of the Company, our management of third-party capital, and the unique skills required of our executive team.

Our current executive compensation comparator group, which was updated in 2020 for benchmarking purposes and applied, with necessary adjustments, for Fiscal 2021, is composed of 14 companies listed below, that:

- Are publicly-traded, with a market capitalization of at least US$500 million
- Have operations in North America focused on residential real estate sectors or asset management activities, broadly reflecting Tricon's business portfolio and investment strategy

Invitation Homes Inc.	**Vornado Realty Trust**
Essex Property Trust Inc.	**Kennedy-Wilson Holdings, Inc.**
Mid-America Apartment Communities Inc.	**Morguard Corporation**
UDR Inc.	**Dream Unlimited Corp.**
American Homes 4 Rent	**Acadia Realty Trust**
Apartment Investment and Management Co	**Columbia Property Trust**
Camden Property Trust	**Independence Realty Trust Inc.**

Size-Adjusting

Executive compensation is sensitive to the size and scope of a company. This trend is also observable in Tricon's comparator group. Because Tricon's size is below the median size of comparator group companies, the Governance Committee relied on comparator group compensation data size-adjusted downward to reflect Tricon's scope.

Compensation percentile statistics used by the Governance Committee were size-adjusted using statistical regression methodologies that require an appropriate proxy for company size and scope. Given the diversity of business models in the comparator group, it was determined that market capitalization, adjusted to include the size of assets from third-party investors, is the best proxy of relative size and scope among comparator group companies. Consequently, market capitalization data were adjusted to include the size of assets from third-party investors for comparator companies and for Tricon in statistical regression analyses which resulted in size-adjusted market compensation data.

Independent External Consultant

The Governance Committee has the authority to select, engage and compensate an external compensation consultant to carry out its duties. In 2021, the Governance Committee engaged Hexarem as an external independent consultant to carry out a market benchmark study of executive and director compensation, assess compensation program effectiveness and assist with ongoing improvement of the Company's compensation program.

The following table presents the fees paid to Hexarem in Fiscal 2020 and 2021.

Independent External Consultant	Executive Compensation-Related Fees	Other Fees	Total
Fiscal 2021	C$ 84,178	C$ 0	C$ 84,178
Fiscal 2020	C$ 28,108	C$ 0	C$ 28,108

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2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 45 Compensation-Related Risk Management Practices There are certain risks inherent in the Company’s activities, which may impact the Company’s performance, financial position and the value of its securities. However, the Governance Committee ensures that policies and compensation practices in place do not encourage executives to take excessive risks. The Governance Committee has adopted the following policies and practices to mitigate the risks typically associated with a compensation program and to promote sound risk-taking. ✔ A significant portion of executive variable compensation is deferred over different risk horizons for accountability purposes Executive incentive compensation spans different risk horizons to balance several business priorities and to align executive interests with those of our Shareholders and private investors. The AIP and LTIP cover the following horizons for executive participants: • AIP cash payments reward annual individual and group achievements; • AIP payments deferred in PSUs reward sustained medium-term operational and share price performance; • AIP payments deferred in DSUs and stock options, respectively, reward medium-term and long-term share price performance and Restricted Share awards are intended to reward even longer-term share price performance; and • LTIP equity subscription opportunities, awards and payments reward the long-term performance of our private investment vehicles and ensure absolute and direct alignment with the interests of our Shareholders and private investors. (1) Equity and cash entitlements under the LTIP are allocated or vest over the life of the investment vehicle to which they pertain. DSUs issued in respect of the Co-Investment vest over a three-year period. On May 6, 2019, in order to more closely align the vesting period with the expected remaining life of the Co-Investment, the LTIP was amended by the Board to reduce the vesting period applicable to LTIP DSU awards from five to three years. 2021 2022 2023 2024 2025 2026 Annual Incentive Plan (AIP) Cash Payable after one year PSUs Vest and are payable in cash after three years Stock options and DSUs Vest over three years Restricted Shares Vest and become unrestricted after 5, 10 or 12 years Long-Term Incentive Plan (LTIP) Equity, Cash and DSUs Vest over three to five years or more1

2022 MANAGEMENT INFORMATION CIRCULAR 46 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL ✔ The AIP pool funding is capped at 150% of target and further subject to Board discretion The AIP pool for executive participants includes a cap to ensure an appropriate sharing of value between management and Shareholders and to limit the incentive to take excessive risks in order to achieve short-term, unsustainable performance. In addition, the Board may exercise discretion to reduce or increase the final AIP funding to ensure that payouts correlate with actual performance as intended at the time performance goals are set. ✔ Forfeiture and clawback policy The purpose of Tricon’s Incentive Compensation Clawback Policy is to address and redress situations in which individuals might profit from their misconduct. The policy applies to all Tricon senior management and grants a committee comprised of independent Board members broad discretion to retract, cancel or seek reimbursement of incentive compensation received by current or former senior members of management in the event of a material restatement of, or inaccuracy in, the Company’s financial statements caused by misconduct or fraud. ✔ Anti-hedging policy The Company has adopted a policy that prohibits Directors and employees from directly or indirectly hedging the value of Common Shares or equity-based entitlements held as such actions reduce the alignment with Shareholder interests that the Company’s compensation program is intended to create. More precisely, Directors and executives are prohibited from purchasing put options, selling call options or purchasing any financial instruments such as forward contracts, equity swaps, or collars, that are designed to hedge or offset variation in the market value of Tricon securities, including our Common Shares. ✔ Share ownership guidelines for senior executives The Board has instituted minimum share ownership requirements for the Company’s senior executives. We believe that requiring our executives to make a very significant direct investment in the Company, and to retain at least that level of investment, strongly aligns the Company’s decision- makers’ interests with those of our long-term Shareholders. Our President and CEO is required to accumulate and maintain equity ownership worth at least 1.5 times his variable pay target under the AIP, which corresponds to 825% of his base salary. Other NEOs have a requirement equal to 1.0 times their variable pay targets, corresponding to between 200% and 400% of their respective base salaries. Compensation of Named Executive Officers The following individuals are our named executive officers (or “NEOs”) for 2021: Gary Berman President and Chief Executive Officer Wissam Francis Executive Vice President and Chief Financial Officer David Berman Executive Chairman Jonathan Ellenzweig Chief Investment Officer Kevin Baldridge Chief Operating Officer Significant ownership requirements align executives with Shareholders

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2021 Compensation

Our NEOs receive a mix of fixed and variable compensation with a clear focus on variable compensation and deferred, at-risk components. Each component of our NEOs' 2021 total direct compensation summarized in the table below is presented in further detail on the following pages.

		AIP 2021[2]					LTIP 2021			
Name[1]	2021 Base Salary	Cash	DSUs	PSUs	Stock Options	Restricted Shares	Cash	DSUs	2021 Total Direct Compensation	% Variable
Gary Berman	$ 838,000	$ 3,483,000	$ 1,044,000	$ 1,391,000	–	$ 756,000	$ 839,000	$ 109,000	$ 8,460,000	90%
Wissam Francis	$ 399,000	$ 1,350,000	$ 228,000	$ 367,000	$ 80,000	$ 210,000	$ 89,000	$ 12,000	$ 2,735,000	85%
David Berman	$ 399,000	$ 816,000	$ 284,000	$ 254,000	–	–	$ 697,000	$ 86,000	$ 2,536,000	84%
Jonathan Ellenzweig	$ 400,000	$ 1,547,000	89,500	$ 189,500	$ 100,000	$ 120,000	$ 378,000	$ 47,000	$ 2,871,000	86%
Kevin Baldridge	$ 500,000	$ 846,000	$ 226,000	$ 226,000	–	$ 113,000	$ 5,000	–	$ 1,916,000	74%

(1) Compensation-related payments made to Messrs. Gary Berman, David Berman and Francis are made, and the value of share-based and option-based awards is computed, in Canadian dollars. For the purposes of translating these amounts into U.S. dollars, a CAD/USD conversion rate of 0.7980 was used, being the average yearly exchange rate posted on the Bank of Canada website for Fiscal 2021.

(2) See the Summary Compensation Table for the valuation of share-based and option-based awards.

NEO compensation in 2021 meaningfully exceeded 2020 compensation for a number of reasons. Chief among those is the result of the benchmarking study completed in 2020 which not only brought NEO salaries back in line with our peers, but also increased variable pay targets under the AIP (for example, the CEO's target increased from 4.25x in 2020 to 5.5x, in line with the size-adjusted benchmarking against Tricon's peer group). It was within this new framework, which will apply until 2024, that the Company's exceptional financial performance in 2021 was measured. That performance, which led to Shareholders enjoying a 72.5% total shareholder return over the year, also led to management achieving a performance multiplier of 131% under the AIP; however, management voluntarily limited the size of the final AIP pool to 120% of the preliminary pool. Finally, the extent of the year-over-year increase is also exaggerated by fact that our 2020 executive compensation had been reduced meaningfully from the 2019 fiscal year as a result of the COVID-19 pandemic.

Base Salary

The table below summarizes the NEOs' base salary for Fiscal 2021, which was based on the results of our benchmarking study and taking into account individual performance, as well as the 2022 salaries, approved by the Governance Committee, which reflect management's recommendation to voluntarily forgo salary increases this year.

	2021 Base Salary	2022 Base Salary
Gary Berman	C$ 1,050,000	C$ 1,050,000
Wissam Francis	C$ 500,000	C$ 500,000
David Berman	C$ 500,000	C$ 500,000
Jonathan Ellenzweig	US$ 400,000	US$ 400,000
Kevin Baldridge	US$ 500,000	US$ 500,000

These 2022 salaries are all consistent with a salary structure anchored at the size-adjusted median of our comparator group for each individual NEO. Individual positioning within the salary structure takes into account the particular executive's performance, responsibility, skills and experience.

No NEO salary increases for 2022

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2022 MANAGEMENT INFORMATION CIRCULAR 48 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Annual Incentive Plan (AIP) Our AIP rewards individual and collective achievement and promotes prudent risk management, as a significant portion of annual awards earned by executive participants must be deferred over time. The AIP is designed to ensure transparency and provide alignment with Shareholders through its use of non-dilutive PSUs, described below, which track the value of Common Shares to ensure Shareholder alignment, but are settled in cash to avoid Shareholder dilution. Restricted Shares are also used as a vehicle for further ensuring very long-term Shareholder alignment without diluting existing Shareholders, as Restricted Shares are acquired on the TSX and NYSE to satisfy awards. The Stock Option Plan and DSU Plan further reduce the potential for Shareholder dilution as such plans were converted from “evergreen” to ”fixed-number” plans and impose conservative limits on allowable security-based award grants on both an annual and aggregate basis. In 2021 the Company adopted a more robust performance assessment process aimed at aligning our CEO’s compensation and the achievement of individual performance targets set by the Board. For 2021, these targets were set in respect of six metrics essential to Tricon’s success: shareholder value, employees, residents, technology and innovation, ESG, and risk management & governance. At year end, the CEO’s performance is assessed by the Board in light of these scorecard targets to determine a separate multiplier to be applied to the CEO’s AIP award (ranging from 80% to 120%), which may increase or decrease the CEO’s AIP award otherwise determined.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 49 PRELIMINARY POOL The Preliminary Pool corresponds to the sum of individual, market- benchmarked AIP targets X ADJUSTMENT FACTOR (50% TO 150%) The Final Pool depends on the annual performance results compared to objectives approved by the Board at the beginning of the year FINAL POOL The Final Pool is capped at 150% of the Preliminary Pool and subject to the Board’s discretion = AIP Features Objective • The purpose of the AIP is to provide an annual cash opportunity based on the Company’s annual results and to align the interests of executives with the interests of Shareholders over the long term by including a significant portion of equity-based compensation that is at-risk and that rewards future operational and share price performance Funding • Funding is based on a formulaic approach with two main parameters: 1. Pre-set and market-benchmarked AIP target compensation level for each participant, the sum of which determines a preliminary pool 2. Company performance compared to performance objectives approved by the Board at the beginning of the year, the result of which determines an adjustment factor • The adjustment factor for Fiscal 2021 was based on Core FFO (excluding AIP expense) – At the beginning of each year, the Board approves the financial performance goals that will be used to determine the adjustment factor for the year; for 2022, the Board has established a target based 50% on achieving the Company’s budgeted Core FFO (excluding AIP expense) target, and 50% on achieving its single-family home NOI growth targets. Allocation • The final pool is allocated among participants based on their individual and collective performance • The CEO’s allocation otherwise determined is subject to an additional individual performance factor (which may increase or decrease the award) based on achievement of “scorecard” targets established by the Board at the beginning of the year • Subject to the Governance Committee’s discretion, AIP awards are allocated based on a target of 50% in cash for the CEO and 60% in cash for other executives, except in exceptional circumstances, including a participant’s one-time right under the AIP to elect to receive 100% of their AIP award for a given year in cash (which is subject to a C$500,000 limit on additional cash payable) • The remainder of executive AIP awards are equity-based and awarded in PSUs, stock options, DSUs and Restricted Shares – At least 50% in PSUs cliff vesting over three years at a rate of between 0% and 200% based on Adjusted EPS performance relative to pre-set annual targets and settled in cash. For 2021, on the basis of the Adjusted EPS performance, a multiplier of 200% was applied – No more than 50% in awards with time-based vesting only (stock options, DSUs and/or Restricted Shares). Any stock options or DSUs granted to executive participants vest in equal tranches over three years from the date of grant while Restricted Shares cliff vest on a longer timeline (10 or 12 years for 2021 awards made to the CEO)

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2021 AIP Funding Results

For Fiscal 2021, the adjustment factor was based on Core FFO (excluding AIP expense). The Board established a target of $130.7 million based on the Company's annual budget, and the Company realized $169.3 million of Core FFO (excluding AIP expense) for the year. This performance would have justified a final pool equal to 131% of the preliminary pool under the AIP, however management voluntarily recommended a reduced AIP final pool of 120% of the preliminary pool, which was approved by the Governance Committee, in recognition of the fact that the Company's 2021 performance dramatically exceeded expectations, in particular when contrasted to 2020.

Final AIP Pool voluntarily limited by management for 2021

The Governance Committee also assessed the CEO's performance in light of his individual scorecard targets it set for 2021 and approved a multiplier of 1.05% to be applied to the CEO's AIP award otherwise determined.

2021 AIP Allocation to NEOs

The Fiscal 2021 AIP awards to NEOs approved by the Governance Committee are set out below. These awards are aligned with the Company's benchmarked market-competitive pay structure and reflect the NEOs' individual contributions through Fiscal 2021.

	2021 AIP Awards[1,2]									
	Cash		DSUs		PSUs[3,4]		Stock Options		Restricted Shares	
Gary Berman	$ 3,483,000	52%	$ 1,044,000	16%	$ 1,391,000	21%	–	0%	$ 756,000	11%
Wissam Francis	$ 1,350,000	60%	$ 228,000	10%	$ 367,000	16%	$ 80,000	4%	$ 210,000	9%
David Berman	$ 816,000	60%	$ 284,000	21%	$ 254,000	19%	–	0%	–	0%
Jonathan Ellenzweig[5]	$ 1,547,000	76%	89,500	4%	$ 189,500	9%	$ 100,000	5%	120,000	6%
Kevin Baldridge	$ 846,000	60%	$ 226,000	16%	$ 226,000	16%	–	0%	113,000	8%

(1) Compensation-related payments made to Messrs. Gary Berman, David Berman and Francis are made, and the value of all AIP awards is computed, in Canadian dollars. For the purposes of translating these amounts into U.S. dollars, the CAD/USD conversion rate used for Fiscal 2021 was 0.7980, based on the average yearly exchange rate posted on the Bank of Canada website. Values and figures expressed herein have been rounded to the nearest thousand or to the nearest percent, as applicable.

(2) See the Summary Compensation Table for the valuation of share-based and option-based awards.

(3) One-third of the PSUs awarded were subject to performance evaluation in Fiscal 2021 and, on the basis of the Company's Adjusted EPS performance, a multiplier of 200% was applied.

(4) In light of the Company's exceptional 2021 performance and successful listing of the Company's Common Shares on the NYSE, achieved within the context of a tight labour market for top talent, the Board approved a mid-year award of a small portion of the AIP Pool to a large number of key contributors throughout the Company, including the NEOs. In order to encourage retention, the Governance Committee determined that the equity portion of these special awards made to NEOs be comprised exclusively of Restricted Shares, which vest over the very long term. David Berman's award was paid in DSUs. As a result, the overall 2021 AIP allocation to the NEOs deviates from the target of having at least 50% of share-based awards be comprised of PSUs.

(5) The Compensation Committee exercised its discretion to increase the cash portion of Mr. Ellenzweig's 2021 AIP award to facilitate the full repayment of his previously-outstanding employee loan prior to its maturity.

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2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 51 2021 AIP Life Cycle from Grant to Payout A significant portion of executive AIP awards are reinvested in the Company’s equity in the form of PSUs, stock options, DSUs and Restricted Shares and remain at-risk over the deferred period. The value of the deferred AIP award will vary upward or downward along with the Company’s total return and operational performance, as illustrated in the following chart. 2021 AIP Performance Assessment Cash Immediate payout PSUs 2021–2023 performance cycle based on three-year Adjusted EPS results; vesting will vary between 0% and 200% DSUs Vest in equal tranches until 2024 Stock Options Vest in equal tranches until 2024 Restricted Shares Cliff vesting in 2026, 2031 or 2033 Award: End of 2021 The Board approved the final AIP pool based on Core FFO results and executive AIP awards AIP awards were allocated based on a target of 50% in cash for the CEO and 60% in cash for other executives The remainder of the AIP awards were equity-based Beginning of 2021 The Board approved: 1. The 2021 AIP Core FFO goals; and 2. The 2021 PSU Adjusted EPS goals AIP Awards

2022 MANAGEMENT INFORMATION CIRCULAR 52 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Deferred Share Unit Key Terms Objectives • Link a portion of compensation to the future value of the Company’s Common Shares • Foster employee attraction and retention Definition • DSUs are a notional equivalent to the Company’s Common Shares Dividends • Quarterly dividends paid by the Company are credited in the form of additional DSUs Vesting • Vesting periods are established by the Governance Committee at the time of grant • DSUs awarded under the AIP vest in equal tranches annually over three years from their grant date for executive participants while DSUs awarded under the LTIP vest in equal tranches over (i) five years for DSUs awarded prior to 2019, and (ii) three years for LTIP DSU awards made in and after 2019 Payment • Vested DSUs are redeemable for Common Shares, issued by the Company from treasury, on a one-for-one basis, or, at the participant’s option and subject to the approval of the Governance Committee, for cash A more detailed summary of our DSU Plan is included in Appendix B. PSU Plan Key Terms Objectives • Link a significant portion of compensation to corporate goals and to the future value of the Company’s Common Shares • Foster employee attraction and retention Definition • PSUs entitle the participant to receive a cash amount equivalent to the value of the Company’s Common Shares at the end of a three-year performance cycle if predetermined annual performance objectives are achieved Dividends • Quarterly dividends paid by the Company are credited in the form of additional PSUs Vesting • PSUs fully vest following a three-year performance cycle (which includes the year of grant), based on a multiplier between 0% and 200% that depends on the achievement of predetermined annual Adjusted EPS targets Payment • Vested PSUs are paid in cash (non-dilutive) A more detailed summary of our PSU Plan is included in Appendix B. Stock Option Key Terms Objectives • Link a portion of compensation to the future value of the Company’s Common Shares • Foster employee attraction and retention Definition • Each option gives the participant the right to purchase one Common Share of the Company at an exercise price, determined at the time of grant, which cannot be less than the Common Shares’ closing price on the TSX or NYSE, as applicable, on the trading day prior to the grant date • The potential gain therefore lies in the appreciation of the Company’s Common Shares following the grant Vesting • Vesting periods are set at the time of grant • Awards typically vest in equal tranches over three years Exercise • Once vested, options must be exercised before their expiry date, which is set at the time of grant and may not exceed 10 years A more detailed summary of our Stock Option Plan is included in Appendix B.

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Restricted Share Plan Key Terms

Objectives	• Link a portion of compensation to the long-term future value of the Company's Common Shares • Foster employee attraction and retention
Definition	• Restricted Share awards are satisfied with Common Shares that are purchased on the TSX or NYSE (non-dilutive) and subject to long-term restrictions on sale or transfer
Dividends	• Quarterly dividends paid by the Company are credited in the form of additional Restricted Shares
Vesting	• Vesting periods and restrictions on sale or transfer are set at the time of grant • Awards are expected to cliff vest between 5 and 15 years from the date of grant
Payment	• Vested Restricted Shares are released from custodial arrangements to the participants as the restrictions are lifted

A more detailed summary of our Restricted Share Plan is included in Appendix B.

Restricted Shares granted to the CEO in 2021 are non-dilutive and demonstrate a commitment to Tricon over the *very* long term

Burn Rate Policy

The DSU Plan and Stock Option Plan effectively codify a burn rate limit, as they were converted from "evergreen" to "fixed-number" plans in 2020 with security-based award caps imposed on both an annual and aggregate basis. These limitations allow for no more than 2,000,000 new security-based awards to be granted in any one-year period, representing a burn rate cap of approximately 0.7%, a meaningful 50% reduction from the voluntary 2% burn rate limit previously in place.

The following table sets out our historical burn rate and projected limit.

	2019	2020	2021	2022 projected
Number of DSUs granted	463,002 (0.27% burn rate)	349,825 (0.18% burn rate)	928,855 (0.43% burn rate)	Burn Rate
Number of stock options granted	–	199,380 (0.10% burn rate)	57,654 (0.03% burn rate)	
Weighted average number of Common Shares outstanding	171,427,128	192,973,343	218,087,838	
Total burn rate	0.27%	0.28%	0.45%	Capped at ~0.7%

Compensation-driven dilution is capped within industry standards

TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 53

2022 MANAGEMENT INFORMATION CIRCULAR 54 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Long-Term Incentive Plan (LTIP) The Company’s LTIP is designed to align the interests of our employees, private investors and Shareholders based on the success of the private investment vehicles we manage. The key features of the LTIP are summarized below. A more detailed summary of our LTIP is included in Appendix B. LTIP Entitlements LTIP Awards in DSUs Objective • Provides an opportunity to share directly in the Performance Fees, if any, earned in respect of our management of private funds and other investment vehicles • Provides an opportunity to share directly in the investment income, if any, earned from the Company’s Co-Investment in THP1US. The Company acquired most of the limited partnership interests in THP1US from third-party investors in 2013. Because this reduced the potential Performance Fees payable by this vehicle, the LTIP awards in DSUs serve as a proxy for cash LTIP payments that might otherwise have been earned Design Features • Certain of our investment vehicles may pay Performance Fees to the Company should pre- determined return thresholds for our private investors be exceeded. 50% of all Performance Fees received is retained by the Company, and the remaining 50% is allocated to management • To give effect to this allocation, the LTIP provides for an allocation of 100 points for each investment vehicle, consisting of (i) “management co-investment points”, which represent an opportunity to purchase Promote Units (described below) and (ii) “Cash Points” (together with Promote Units, “Points”). • Certain members of senior management are given the opportunity to participate in the potential Performance Fees by investing personal at-risk capital to subscribe at fair market value for ownership interests (“Promote Units”) in the entity entitled to receive such Performance Fees pursuant to a separate management co-investment plan for the vehicle. • Management’s 50% share of the Performance Fees received from time to time by the Company in respect of a particular investment vehicle (the “Participant Share”) is split pro rata among (i) those holding Promote Units, and (ii) participants with Cash Points • Points vest as follows: (i) 20 Points when the investment vehicle is established, (ii) 20 Points on each of the three anniversaries thereof, and (iii) the remaining 20 Points in connection with the termination of the investment vehicle • Each year, the Company grants an aggregate number of DSUs having a value equal to 15% of the investment income earned by the Company in the year from the Co-Investment (which income is excluded from the calculation of AIP awards) Allocation • Point allocations are subject to Governance Committee approval • As (but only to the extent that) Performance Fees are received by the Company, individual participants participate in the Participant Share in proportion to the number of vested Points • The allocation of such DSUs among participants is subject to Governance Committee approval • Such DSUs are subject to the DSU Plan (described in Appendix B) and vest in equal installments each year from the date of grant, subject to the terms of the LTIP. DSUs awarded in years prior to 2019 vested over a five-year period. LTIP DSU awards made in 2019 and in all future years vest over a three-year period Termination • Upon termination of an LTIP participant’s employment, any unvested Points (and, in the case of a termination for cause, vested Points) are forfeited and may be reallocated to the remaining LTIP participants • As per the DSU Plan (see Appendix B)

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The following LTIP payments were received by the NEOs in respect of Fiscal 2021.

	2021 LTIP Payments[1]		
	LTIP Cash (Performance Fees)	LTIP DSUs (Co-Investment)	Total LTIP Payments
Gary Berman	$ 839,000	$ 109,000	$ 948,000
Wissam Francis	$ 89,000	$ 12,000	$ 101,000
David Berman	$ 697,000	$ 86,000	$ 783,000
Jonathan Ellenzweig	$ 378,000	$ 47,000	$ 425,000
Kevin Baldridge	$ 5,000	–	$ 5,000

(1) Compensation-related payments made to Messrs. Gary Berman, David Berman and Francis are made, and the value of DSU awards is computed, in Canadian dollars. For the purposes of translating these amounts into U.S. dollars, the CAD/USD conversion rate used for Fiscal 2021 was 0.7980, based on the average yearly exchange rate posted on the Bank of Canada website.

Share Ownership of Named Executive Officers

In accordance with the minimum share ownership guidelines for senior executives of the Company, including the NEOs, senior executives are expected to accumulate equity ownership (in the form of Common Shares and DSUs) in an amount corresponding to a multiple of their AIP target.

The NEOs' equity ownership as of December 31, 2021 is summarized below. Compliance with minimum ownership guidelines is a fluid and ongoing requirement determined on the basis of the current market value of the Common Shares. If (i) a drop in the value of the Common Shares, or (ii) an increase in compensation paid to NEO(s), has the effect of reducing an NEO's ownership below the required minimum guidelines, such NEO is required to increase their ownership accordingly.

The Governance Committee regularly monitors executive equity ownership relative to these requirements and is prepared to implement an "ownership accumulation accelerator" mechanism should the progress of any given executive over time not align with expectations.

	Required Multiple of AIP Target	Ownership as of December 31, 2021[1]				Progress	
		Common Shares[2]	DSUs Vested	DSUs Unvested	Total	Requirement	Multiple Achieved[3]
Gary Berman	1.5x	$ 27,426,000	$ 11,474,000	$ 2,487,000	$ 41,387,000	$ 6,833,000	6.1x (meets)
Wissam Francis	1.0x	$ 1,693,000	$ 297,000	$ 512,000	$ 2,502,000	$ 1,578,000	1.6x (meets)
David Berman	1.0x	$ 62,169,000	$ 5,355,000	$ 919,000	$ 68,443,000	$ 1,183,000	57.9x (meets)
Jonathan Ellenzweig	1.0x	$ 2,256,000	$ 0	$ 399,000	$ 2,655,000	$ 1,400,000	1.9x (meets)
Kevin Baldridge	1.0x	$ 1,694,000	$ 0	$ 235,000	$ 1,929,000	$ 1,000,000	1.9x (meets)

(1) All values are based on the market value of the Common Shares as of December 31, 2021 (C$19.36). For the purpose of translating ownership values and requirements into U.S. dollars, a CAD/USD conversion rate of 0.7888 was used, being the daily exchange rate as of December 31, 2021 posted on the Bank of Canada website.

(2) Common Shares include 430,010, 86,035, 18,029 and 13,025 Restricted Shares held by Mr. Berman, Mr. Francis, Mr. Ellenzweig and Mr. Baldridge respectively, pursuant to the Company's Restricted Share Plan.

(3) The following reflects each NEO's progress toward the minimum Common Share ownership guidelines in a scenario where unvested DSUs are not accounted for: Mr. Gary Berman 5.7x (meets), Mr. Francis 1.3x (meets), Mr. David Berman 57.1x (meets), Mr. Ellenzweig 1.6x (meets) and Mr. Baldridge 1.7x (meets).

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Effectiveness of Our Compensation Program over Time

The analysis presented in this subsection compares Gary Berman's compensation outcomes with total Shareholder return since the Company's IPO. Both are positively correlated, indicating that our compensation program rewards value creation. This trend is consistent for compensation received following Mr. Berman's appointment as President and CEO of the Company in March 2015, as well as in the prior period when he was President and Chief Operating Officer.

The following table compares the grant date value of compensation awarded to Gary Berman since the IPO with the actual value received (money "taken home") from compensation awards. The actual compensation received includes salary and cash incentive payments, as well as the value at maturity of DSUs granted (or current value for DSUs that are outstanding), the value of stock options exercised during the period, and the in-the-money value of stock options that remain outstanding, as well as the value of Restricted Shares outstanding adjusted for the restriction period completed. Actual compensation value is also known as the sum of "realized and realizable compensation":

- Realized compensation: Compensation "taken home" by the executive (salary; cash incentive; stock options exercised; monetized DSUs, PSUs and Restricted Shares)
- Realizable compensation: Compensation not yet monetized (value of unredeemed DSUs and PSUs, in-the-money value of unexercised stock options and the value of Restricted Shares adjusted for the restriction period completed)

The second part of the table below compares the actual value of every C$100 granted annually to Gary Berman since the IPO with the value of C$100 invested on the first day of each fiscal year in Tricon's Common Shares over the same period.

Fiscal Year[1]	Compensation Grant Date Value (C$)	Actual Total Direct Compensation Value (C$)[2] *Realized + Realizable Compensation*
2010[3]	$ 3,494,000	$ 12,577,000
2011	$ 707,000	$ 816,000
2012	$ 624,000	$ 624,000
2013	$ 2,495,000	$ 3,113,000
2014	$ 2,266,000	$ 3,881,000
2015	$ 3,502,000	$ 5,374,000
2016	$ 3,776,000	$ 7,811,000
2017	$ 4,737,000	$ 7,848,000
2018	$ 5,519,000	$ 8,679,000
2019	$ 6,826,000	$ 10,572,000
2020	$ 5,982,000	$ 8,571,000
2021	$ 10,602,000	$ 11,343,000

Comparison between C$100 invested in Tricon's Common Shares at the beginning of each period and the value of C$100 granted annually to Gary Berman		
Period	Gary Berman	Shareholder
May 2010 to Dec. 2021	$ 360	$ 459
Jan. 2011 to Dec. 2021	$ 115	$ 547
Jan. 2012 to Dec. 2021	$ 100	$ 619
Jan. 2013 to Dec. 2021	$ 125	$ 387
Jan. 2014 to Dec. 2021	$ 171	$ 309
Jan. 2015 to Dec. 2021	$ 153	$ 265
Jan. 2016 to Dec. 2021	$ 207	$ 250
Jan. 2017 to Dec. 2021	$ 166	$ 232
Jan. 2018 to Dec. 2021	$ 157	$ 186
Jan. 2019 to Dec. 2021	$ 155	$ 216
Jan. 2020 to Dec. 2021	$ 143	$ 191
Jan. 2021 to Dec. 2021	$ 107	$ 173
12-year weighted average	**C$ 161**	**C$ 319**

(1) Prior to March 2015, Mr. Berman was President and Chief Operating Officer. Mr. Berman's compensation awards increased following his appointment as President and CEO, commensurate with the change in his role.

(2) Actual value as of December 31, 2021, as detailed above.

(3) Includes awards granted in connection with the IPO in consideration for past service to the Company.

On average, actual pay is above targeted (grant date) value since IPO, consistent with positive total Shareholder return over the same period. Year-over-year variance is symmetric with total Shareholder return.

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Performance Graph

The graph and table below compare the cumulative total Shareholder return per C$100 invested in Tricon Common Shares to the cumulative total return of the S&P/TSX Total Return Index from January 1, 2017 to the end of Fiscal 2021. The calculations assume that all dividends received on the Common Shares are reinvested. Dollar amounts are expressed in Canadian dollars.

CUMULATIVE SHAREHOLDER RETURN PER C$100

(from January 1, 2017 to December 31, 2021)


Tricon Residential
S&P/TSX Composite Index
250
200
150
100
50

Total Return (C$)	Jan-01-2017	Dec-31-2017	Dec-31-2018	Dec-31-2019	Dec-31-2020	Dec-31-2021	Compound annual return
Tricon (TCN)	100.00	125.00	107.75	121.37	134.62	232.27	18.4%
S&P/TSX Composite Index	100.00	109.10	99.40	122.14	128.98	161.37	10.0%

Tricon's annualized total shareholder return of 18.4% over the last five years has outperformed the S&P/TSX Index annualized total shareholder return of 10.0%. The value of a C$100 investment in Tricon Common Shares made on January 1, 2017 would be C$232.27 on December 31, 2021, while a similar investment in the S&P/TSX Index would be worth C$161.37. Our strong operational and financial results in 2021 resulted in a one-year total shareholder return of 72.5% which outperformed the 25.1% return for the S&P/TSX Index over the same period. Consistently, as shown in the "Effectiveness of Our Compensation Program over Time" subsection of this Information Circular, the realizable value as of December 31, 2021 of our CEO's 2017 total direct compensation is 66% above the grant-date value as of December 31, 2021. This outcome indicates that our compensation framework rewards value creation and creates strong alignment with our Shareholders.

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Summary Compensation Table

The following table provides a summary of compensation paid to each of the NEOs in respect of the Company's last three fiscal years, including Fiscal 2021.

					Non-Equity Incentive Plan Compensation			
Name and Principal Position[1]	Fiscal Year	Salary	Share-Based Awards[2]	Option-Based Awards[3]	Annual Incentive Plan	Long-Term Incentive Plan	All Other Compensation[4]	Total Compensation
Gary Berman[5]	2021	$ 838,000	$ 3,300,000	$ –	$ 3,483,000	$ 839,000	$ 14,000	$ 8,474,000
President & Chief	2020	671,000	1,499,000	–	1,980,000	313,000	11,000	4,474,000
Executive Officer	2019	622,000	1,829,000	–	1,840,000	854,000	14,000	5,159,000
Wissam Francis	2021	$ 399,000	$ 817,000	$ 80,000	$ 1,350,000	$ 89,000	$ 12,000	$ 2,747,000
EVP & Chief	2020	298,000	333,000	75,000	754,000	18,000	12,000	1,490,000
Financial Officer	2019	290,000	477,000	–	779,000	103,000	11,000	1,660,000
David Berman[5]	2021	$ 399,000	$ 624,000	$ –	$ 816,000	$ 697,000	$ 8,000	$ 2,544,000
Executive Chairman	2020	373,000	425,000	–	777,000	244,000	6,000	1,825,000
	2019	377,000	570,000	–	705,000	687,000	11,000	2,350,000
Jonathan Ellenzweig	2021	$ 400,000	$ 446,000	$ 100,000	$ 1,547,000	$ 378,000	$ 18,000	$ 2,889,000
Chief Investment	2020	375,000	236,000	236,000	879,000	145,000	36,000	1,907,000
Officer	2019	340,000	586,000	–	829,000	406,000	38,000	2,199,000
Kevin Baldridge	2021	$ 500,000	$ 565,000	$ –	$ 846,000	$ 5,000	$ 29,000	$ 1,945,000
Chief Operating Officer	2020	480,000	180,000	–	540,000	–	22,000	1,222,000
	2019	450,000	175,000	–	525,000	–	24,000	1,174,000

(1) Compensation-related payments made to Messrs. Gary Berman, David Berman and Francis are made, and the value of share-based and option-based awards is computed, in Canadian dollars. For the purposes of translating these amounts into U.S. dollars, the CAD/USD conversion rates used for Fiscal 2021, 2020 and 2019 were 0.7980, 0.7461 and 0.7537, respectively, based on the average yearly exchange rates posted on the Bank of Canada website.

(2) Includes DSUs and PSUs granted in satisfaction of AIP and LTIP awards in respect of each fiscal year, regardless of when granted. Such amounts reflect the fair value of the underlying Common Shares at the time of grant. Share-based awards in respect of Gary Berman, Mr. Francis Mr. Ellenzweig and Mr. Baldridge also include awards made under the Company's Restricted Share Plan, which have been valued using the purchase price of the Restricted Shares discounted by:

(a) 51.81% (12 year vesting), 48.48% (10 year vesting) and 32.85% (5 year vesting), as applicable, for the Restricted Shares purchased in 2021;

(b) 54.72% for the Restricted Shares purchased in 2020; and

(c) 54.46% for the Restricted Shares purchased in 2019,

to reflect the fair market value of such Restricted Shares. This fair market value was determined by Hexarem, an external independent consultant, taking into consideration, among other factors, the restrictions on transfer applicable to the Restricted Shares.

(3) The Company accounts for its stock options by calculating their fair value as of the grant date using a Black-Scholes option pricing model and observable market inputs in accordance with *IFRS 2, Share-Based Payments*. The Company did not grant any stock options in 2019. The fair value of stock options granted has been estimated based on the following assumptions:

	December 15, 2020	December 15, 2021
Share price	C$ 11.67	C$ 19.18
Exercise price	C$ 11.50	C$ 18.85
Expected volatility	27%	26%
Expected dividend yield	2.40%	1.55%
Expected option life	4.97 years	5.03 years
Risk-free interest rate	0.45%	1.26%
Option expiration date	December 15, 2027	December 15, 2028
Option fair value	C$ 2.01	C$ 3.86

(4) Includes group health, dental and insurance benefits and annual medical exam.

(5) No compensation was awarded for duties performed as a Director of the Company.

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Equity Compensation Plans and Incentive Plan Awards

The following table sets out the outstanding share-based awards and option-based awards held by our NEOs and Directors as at the end of Fiscal 2021. As discussed on page 46, the Company has adopted a policy that prohibits the NEOs from purchasing financial instruments that are designed to hedge their equity-based compensation awards or the value of the securities they hold.

	Option-Based Awards				Share-Based Awards[1]		
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options[1]	Number of Shares or Units that Have Not Vested	Market or Payout Value of Share-Based Awards that Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed
Gary Berman	250,000 275,000	$ 8.85 11.35	14-Nov-2023 15-Dec-2024	$ 2,073,000 1,738,000	839,748	$ 12,824,000	$ 13,255,000
Wissam Francis	49,673 25,890	$ 11.50 18.85	15-Dec-2027 15-Dec-2028	$ 308,000 10,000	186,090	$ 2,842,000	$ 789,000
David Berman	60,000 50,000	$ 11.35 9.81	15-Dec-2024 17-Dec-2025	$ 379,000 377,000	120,001	$ 1,833,000	$ 5,818,000
Jonathan Ellenzweig	85,000 75,000 110,029 149,707 31,764	$ 8.85 11.35 9.81 11.50 14.67	14-Nov-2023 15-Dec-2024 17-Dec-2025 15-Dec-2027 15-Dec-2028	$ 705,000 474,000 829,000 928,000 19,000	103,623	$ 1,582,000	$ 546,000
Kevin Baldridge	50,000 50,000	$ 8.85 11.35	14-Nov-2023 15-Dec-2024	$ 415,000 316,000	114,634	$ 1,751,000	$ –
Michael Knowlton	8,334	$ 9.81	17-Dec-2025	$ 63,000	934	$ 14,000	$ 568,000
Peter Sacks	25,000 25,000	$ 8.85 9.81	14-Nov-2023 17-Dec-2025	$ 207,000 188,000	934	$ 14,000	$ 219,000
Siân Matthews	25,000 25,000 25,000	$ 8.85 11.35 9.81	14-Nov-2023 15-Dec-2024 17-Dec-2025	$ 207,000 158,000 188,000	934	$ 14,000	$ 1,044,000
Ira Gluskin	25,000 25,000	$ 11.35 9.81	15-Dec-2024 17-Dec-2025	$ 158,000 188,000	934	$ 14,000	$ 854,000
Camille Douglas	25,000	$ 9.81	17-Dec-2025	$ 188,000	934	$ 14,000	$ –
Frank Cohen[2]	Nil				–	$ –	$ –
Renee Glover	Nil				–	$ –	$ –
Geoff Matus	50,000 40,000 117,856	$ 8.85 11.35 9.81	14-Nov-2023 15-Dec-2024 17-Dec-2025	$ 415,000 253,000 888,000	44,035	$ 672,000	$ 428,000

(1) The value of share-based awards (being DSUs, PSUs and Restricted Shares) is calculated based on the market value of the Common Shares at the end of Fiscal 2021 (C$19.36) and the value of unexercised in-the-money options is calculated based on the difference between this market value and the exercise prices of the options. For the purposes of translating these amounts into U.S. dollars, a CAD/USD conversion rate of 0.7888 was used, being the daily closing exchange rate as of December 31, 2021 posted on the Bank of Canada website.

(2) The terms of the Blackstone Investor Rights Agreement pursuant to which Mr. Cohen was nominated as a Director provide that his annual retainer is to be paid entirely in cash.

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The following table sets forth the value of the NEOs' and Directors' option-based awards and share-based awards that (i) vested during Fiscal 2021, and/or (ii) was realized on exercise or redemption during Fiscal 2021, and sets out the value of non-equity incentive plan compensation earned by the NEOs and Directors during Fiscal 2021.

Name	Option-Based Awards – Value Vested During the Year[1]	Option-Based Awards – Value Realized During the Year[2]	Share-Based Awards – Value Vested During the Year[1]	Share-Based Awards – Value Realized During the Year[2]	Non-Equity Incentive Plan Compensation – Value Earned During the Year[3]
Gary Berman	$ Nil	$ Nil	$ 4,066,000	$ 2,731,000	$ 4,322,000
Wissam Francis	101,000	641,000	1,009,000	907,000	1,439,000
David Berman	116,000	Nil	1,730,000	1,682,000	1,513,000
Jonathan Ellenzweig	561,000	Nil	1,266,000	1,087,000	1,925,000
Kevin Baldridge	Nil	Nil	312,000	298,000	851,000
Michael Knowlton	58,000	428,000	144,000	48,000	N/A
Peter Sacks	58,000	23,000	139,000	47,000	N/A
Siân Matthews	58,000	Nil	218,000	Nil	N/A
Ira Gluskin	58,000	Nil	207,000	Nil	N/A
Camille Douglas	58,000	Nil	103,000	318,000	N/A
Frank Cohen	Nil	Nil	Nil	Nil	N/A
Renee Glover	Nil	Nil	44,000	47,000	N/A
Geoff Matus	274,000	Nil	605,000	618,000	856,000

(1) Values are based on the market value of the Common Shares on the applicable vesting date(s), less, in the case of stock options, the exercise price. For the purposes of translating all amounts in this table into U.S. dollars, the CAD/USD conversion rate was 0.7980, based on the average yearly exchange rate for Fiscal 2021 posted on the Bank of Canada website.

(2) Realized values are based on the market value of the Common Shares on the applicable date of redemption or exercise, less, in the case of stock options, the exercise price.

(3) Amounts relate to the cash component of AIP awards and LTIP payments as disclosed in the Summary Compensation Table.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides a summary, as at December 31, 2021, of the Company's compensation plans under which equity securities of the Company are authorized for issuance. In 2020, the DSU Plan and Stock Option Plan were converted from "evergreen" to "fixed-number" plans with security-based award caps imposed on both an annual and aggregate basis, effectively reducing potential Shareholder dilution. The limitations allow for no more than (i) 9,538,127 Common Shares in the aggregate to be issuable upon redemption of security-based awards, and (ii) 2,000,000 security-based awards to be granted in any one-year period, representing a current burn rate cap of approximately 0.7%, a meaningful reduction from the voluntary 2% burn rate limit previously in place.

Plan Category[1]	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)[2]
Equity compensation plans approved by securityholders:			
Stock Option Plan	2,017,327	C$10.58	4,673,225 combined
Deferred Share Unit Plan	2,847,575	N/A	

(1) Additional information relating to the equity compensation plans approved by Shareholders can be found in Appendix B. The Company has no incentive plans that have not been approved by Shareholders under which equity securities of the Company are authorized for issuance. The Common Shares issuable upon exercise or redemption of outstanding stock options and DSUs represent 0.74% and 1.04%, respectively, of the total number of Common Shares issued and outstanding as of December 31, 2021.

(2) The number of securities remaining available for issuance under the Stock Option Plan and DSU Plan is the aggregate number that is collectively available under both plans and any other security-based compensation arrangement of the Company.

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Employment Contracts

Each NEO is party to an employment agreement with Tricon for an indefinite term. Each agreement provides that the NEO will devote substantially all of their working time and attention to the due performance of their duties and will act in a manner consistent with the best interests of the Company, its affiliates and clients. Each employment agreement provides the NEO with a compensation package comprised of base salary, incentive plans and benefits, which is subject to adjustment from time to time at the discretion of the Board of Directors on the recommendation of the Governance Committee.

The Company has entered into a consulting agreement with Mandukwe Inc. for the provision of Geoff Matus' services as consultant to the Company. The consulting agreement was effective as of January 1, 2013 with an indefinite term. Mandukwe Inc. receives fees under the arrangement and is also eligible to receive additional payments under the Company's AIP and LTIP. The percentage participation in AIP awards allocated to Mandukwe Inc. annually is equal to approximately one-half of the percentage participation allocated to David Berman. The percentage participation in Performance Fees allocated to Mandukwe Inc. from all investment vehicles raised in years subsequent to 2011 is equal to approximately one-half of the percentage participation allocated to David Berman in respect of such investment vehicles. For the purposes of this Statement of Executive Compensation, the descriptions of the elements of NEO compensation and of NEO employment contracts and termination and change of control benefits apply to Geoff Matus (and/or Mandukwe Inc., as applicable), and Mandukwe Inc.'s consulting arrangements with the Company.

The employment contracts also provide for customary non-solicitation and (where permitted by law) non-competition covenants in favour of the Company, which continue for limited periods following termination of employment or consultancy. The contracts also include confidentiality covenants requiring the NEOs to maintain confidentiality during the term of the agreements and indefinitely thereafter.

Termination and Change of Control Benefits

Under the employment contracts, the Company may terminate the employment or consultancy, as applicable, without cause upon payment of an amount equal to a factor (the **"Multiple"**, described below) times the sum of (i) the NEO's base salary (or Mandukwe Inc.'s consulting fees) for the year of termination, and (ii) the average annual AIP award made to the NEO during the last three years. For Gary Berman, David Berman and Mandukwe Inc., the Multiple equals 2.0. For Mr. Baldridge, the Multiple equals 1.0. For Mr. Francis and Mr. Ellenzweig, the Multiple, which is subject to a maximum of 2.0 (except as provided below), equals the sum of (i) the number of years of service divided by twelve (12) plus (ii) in the case of Mr. Francis, 0.5, and in the case of Mr. Ellenzweig, 0.75. In all cases, if the date of termination occurs on or within twelve (12) months following a change of control of the Company, then the Multiple for each NEO increases by 0.5 to a maximum of 2.5.

If employment or consultancy, as applicable, is terminated for cause or as a result of death, disability or resignation without good reason, the employee or consultant, as applicable, is entitled to unpaid base salary and vacation pay earned through to the date of termination, and participation in the AIP bonus plan terminates immediately upon the date of termination. In the case of termination as a result of disability or death, the AIP award that may have been earned in the year of termination will be paid to the NEO, pro-rated to the date of termination.

The key termination and change of control provisions of the DSU Plan, Stock Option Plan, PSU Plan and Restricted Share Plan are presented in Appendix B and apply in respect of stock options, DSUs, PSUs and Restricted Shares held by an NEO at the time of cessation of employment.

The following table provides details regarding the estimated incremental payments that the Company would have had to make to each NEO, assuming that such NEO's employment was terminated on December 31, 2021 by the Company: (i) for any reason other than for cause or on the death of the NEO; and (ii) for any reason other than for cause or on the death of the NEO within 12 months of a change of control of the Company.

	Without Cause[1,2]	Change of Control[1,2]
Gary Berman	$ 23,809,000	$ 26,545,000
Wissam Francis	$ 5,224,000	$ 6,210,000
David Berman	$ 5,177,000	$ 6,007,000
Jonathan Ellenzweig	$ 6,275,000	$ 7,264,000
Kevin Baldridge	$ 2,231,000	$ 2,496,000

(1) All amounts include the value of, and assume the immediate cash payout of, unvested stock options and equity-based awards that vest immediately upon termination without cause. Amounts exclude: (i) the value of any stock options or other equity-based awards that vested prior to December 31, 2021; (ii) ongoing LTIP entitlements, because these are uncertain and are only payable on receipt of Performance Fees; and (iii) any AIP awards made in the year of a change of control of the Company because these would be required to take into account Company achievement for the portion of the year in which the change of control occurs and any other factors that the Governance Committee deems to be appropriate at the time.

(2) For the purposes of translating amounts payable to all NEOs other than Mr. Ellenzweig and Mr. Baldridge into U.S. dollars, a CAD/USD conversion rate of 0.7888 was used, being the daily exchange rate as of December 31, 2021 posted on the Bank of Canada website.

TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 61

2022 MANAGEMENT INFORMATION CIRCULAR 62 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL Directors’ and Officers’ Insurance and Indemnification The Company has obtained directors’ and officers’ liability insurance coverage with aggregate policy limits of $50,000,000 for the Directors and officers of the Company. The policies include securities claim coverage insuring against any legal obligation to pay on account of any securities claims brought against the Directors or officers of the Company. The total limit of liability is shared among the Directors and officers of the Company so that the limit of liability is not exclusive to any one of the respective Directors or officers. The premium paid for the directors’ and officers’ liability insurance covering the period from October 5, 2021 to October 14, 2022 was $3,918,000. The year-over-year increase in premium is attributable to the Company’s dual-listing of Common Shares on the NYSE (and related U.S. compliance requirements), which occurred in October 2021. The by-laws of the Company provide for the indemnification of its Directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations. The Company will indemnify Directors and officers in accordance with its specific indemnification agreements and to the maximum extent permitted under applicable law. Indebtedness of Directors and Executive Officers As of the date hereof, no individual who is a Director or executive officer of the Company, or at any time during the most recently completed financial year of the Company was a Director or executive officer of the Company or any of its subsidiaries, no individual proposed as a nominee for election as a Director of the Company and no associate of any such Director, executive officer or proposed nominee, is indebted to the Company. Aggregate Indebtedness The aggregate indebtedness to Tricon of all executive officers, Directors, employees and former executive officers, Directors and employees of the Company, excluding “routine indebtedness” (as defined under applicable securities laws), as at May 1, 2022 is approximately $1,563,400, as detailed in the following table. Purpose Aggregate Indebtedness to the Company or its Subsidiaries1 To Another Entity Share Purchases Nil Nil Other (Relocation and Home Purchase Assistance) $ 1,563,400 Nil (1) For the purpose of translating Canadian dollar indebtedness into U.S. dollars, a CAD/USD conversion rate of 0.7817 was used, being the daily exchange rate as of May 1, 2022 posted on the Bank of Canada website. Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs The table below presents amounts outstanding for each individual who is, or at any time during Fiscal 2021 was, a Director or executive officer of Tricon, each proposed nominee for election as Director of the Company, and each associate of any such Director, executive officer or proposed nominee. The indebtedness noted below represents a home purchase loan which had been outstanding, but was repaid in full during Fiscal 2021. There was no indebtedness outstanding in connection with any securities purchase programs. Name and Principal Position Involvement of Company Largest Amount Outstanding During Fiscal 2021 Amount Currently Outstanding1 Financially Assisted Securities Purchases During Fiscal 2021 Security for Indebtedness Amount Forgiven During Fiscal 2021 Maturity Date Jonathan Ellenzweig Chief Investment Officer Lender $ 375,559 $ 0 N/A N/A Nil N/A (1) Mr. Ellenzweig repaid the entirety of the outstanding loan balance on September 30, 2021. Interest of Informed Persons in Material Transactions To the knowledge of the Directors of the Company, no informed person of the Company (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), no proposed Director of the Company and no known associate or affiliate of any such informed person or proposed Director, during Fiscal 2021, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction which has or would materially affect Tricon or any of its subsidiaries, except as set forth in the AIF, which is incorporated by reference in this Information Circular and can be accessed on SEDAR at www.sedar.com.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 63 Additional Information Financial information about the Company is provided in its financial statements for Fiscal 2021 and related Management’s Discussion and Analysis. You may obtain a copy of the annual report for Fiscal 2021, containing the Company’s financial statements and Management’s Discussion and Analysis for Fiscal 2021, as well as a copy of the Company’s most recent financial statements and its AIF for Fiscal 2021, by writing to the Company at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7; Attention: Corporate Secretary. All of these above-mentioned documents, as well as additional information relating to the Company, are available by visiting the Company’s website at www.triconresidential.com or on SEDAR at www.sedar.com. Approval of Board of Directors The contents and the sending of this Information Circular to the Shareholders have been approved by the Board of Directors. By order of the Board of Trustees “David Berman” David Berman Executive Chairman of the Board of Directors May 10, 2022

2022 MANAGEMENT INFORMATION CIRCULAR 64 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL APPENDIX A GLOSSARY OF TERMS In this Information Circular, the following terms have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders: “Adjusted EPS” means Adjusted Diluted Earnings per Share, as defined in the Company’s most recent Management’s Discussion and Analysis, available on SEDAR at www.sedar.com. “AIF” means the Company’s Annual Information Form for Fiscal 2020. “AIP” or “Annual Incentive Plan” means the Company’s Annual Incentive Plan, as amended from time to time. “Audit Committee” means the Audit Committee of the Board of Directors. “Blackstone” means BREIT Debt Parent LLC. “Blackstone Investor Rights Agreement” means the investor rights agreement entered into in connection with the Blackstone Private Placement between the Company, Tricon PIPE and Blackstone on September 3, 2020, pursuant to which Blackstone, subject to ownership requirements enumerated in the Blackstone Investor Rights Agreement, is entitled to: (a) Board nomination rights for one nominee, (b) participation rights with respect to future offerings of Common Shares and securities exchangeable for, convertible into or exchangeable into Common Shares (excluding certain exempt issuances), (c) registration rights with respect to the Common Shares, and (d) certain other governance rights, including the right to approve certain actions proposed to be taken by the Company and its subsidiaries, as more particularly set out in the Blackstone Investor Rights Agreement. “Blackstone Private Placement” means Blackstone’s $240 million preferred equity investment in Tricon through the purchase of exchangeable preferred units of Tricon PIPE LLC, the Company’s indirectly wholly-owned subsidiary, on a private placement basis. “Board of Directors” or “Board” means the board of directors of Tricon Residential Inc. “Co-Investment” means the Company’s approximate 68% interest in THP1US. “Common Shares” means the common shares in the capital of Tricon Residential Inc. “Director” means a member of the Board of Directors. “DSU” means a deferred share unit of the Company, governed by the DSU Plan. “DSU Plan” means Tricon’s Third Amended and Restated Deferred Share Unit Plan, adopted as of December 7, 2021, as may be amended from time to time. “Exchange Price” means $8.50, the price at which the Preferred Units are exchangeable into Common Shares at any time at the option of the holder, subject to adjustment from time to time in accordance with the terms of the amended and restated limited liability company agreement of Tricon PIPE dated September 3, 2020. “FFO” means funds from operations as defined and described in the Company’s most recent Management’s Discussion and Analysis. “Governance Committee” means the Compensation, Nominating and Corporate Governance Committee of the Board of Directors. “IPO” means the Company’s initial public offering of Common Shares on the TSX in 2010. “LTIP” means Tricon’s Third Amended and Restated Long-Term Incentive Plan, dated May 10, 2022, as may be further amended or amended and restated from time to time, and, where the context requires, refers to awards or entitlements under the LTIP. “Meeting” means the annual and special meeting of the Company to be held on Wednesday June 23, 2021 at 10:00 a.m. (Toronto time), or any adjournment or postponement thereof. “Meeting Materials” means the Notice of Meeting and this Information Circular. “NEO” means a named executive officer of the Company for Fiscal 2020. “NYSE” means the New York Stock Exchange. “Performance Fees” means incentive or performance fees earned from achieving target investment returns in an investment vehicle. “PSU” means a preferred share unit, governed by the PSU Plan. “Performance Share Unit Plan” or “PSU Plan” means Tricon’s Amended and Restated Performance Share Unit Plan, adopted as of December 7, 2021, as may be amended from time to time.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 65 “Preferred Units” means the exchangeable preferred units of Tricon PIPE issued in connection with the Blackstone Private Placement. “Restricted Share Plan” means Tricon’s Amended and Restated Restricted Share Plan, adopted as of December 7, 2021, as may be amended from time to time. “Restricted Shares” means Common Shares of the Company subject to the Restricted Share Plan, including in particular the transfer restrictions provided for under the Restricted Share Plan, as described in Appendix B. “Rights Plan” means the third amended and restated shareholder rights plan of the Company, the full text of which is attached as Appendix E. “SEDAR” means the System for Electronic Document Analysis and Retrieval. “Shareholder” means a holder of Common Shares. “Starlight” means Starlight Group Property Holdings Inc. “Starlight Transaction” means Tricon’s purchase, on June 11, 2019, of all the partnership units of Starlight U.S. Multi-Family (No. 5) Core Fund resulting in the acquisition of a portfolio of 23 multi-family properties (totalling 7,289 units) located primarily in the U.S. Sun Belt. “Stock Option Plan” means Tricon’s Fourth Amended and Restated Stock Option Plan, adopted as of December 7, 2021, as may be amended from time to time. “THP1US” means Tricon Housing Partners US LP (formerly Tricon IX, L.P.), a limited partnership formed under the laws of the State of Delaware, together with associated fund entities. “Tricon PIPE” means Tricon PIPE LLC. “TSX” means the Toronto Stock Exchange.

2022 MANAGEMENT INFORMATION CIRCULAR 66 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL APPENDIX B KEY TERMS OF COMPENSATION PLANS Deferred Share Unit Plan The Shareholders of the Company last approved the Company’s DSU Plan at the Company’s annual and special meeting of Shareholders held on July 7, 2020. The DSU Plan was further amended by the Board on December 7, 2021 in respect of certain administrative amendments to facilitate participation by eligible U.S. participants and purchases of Common Shares on the NYSE (in addition to the TSX) in connection with the Company’s dual-listing of Common Shares on the NYSE in October 2021. The amendments did not require Shareholder approval as they concerned the administration of the plan. Under the DSU Plan, the Governance Committee, as designated by the Board, may grant awards in the form of DSUs (each, a “DSU Award”) to eligible participants as it, in its sole discretion, determines. Eligible participants under the DSU Plan include all of the Company’s Directors, officers and employees and any service providers of the Company as determined by the Governance Committee from time to time. In administering the DSU Plan, the Governance Committee may determine participants to whom DSUs are granted, when DSUs are granted, the number of DSUs subject to each award and the date on which each DSU vests (the “Vesting Date”). In respect of each DSU Award grant, the eligible participant is credited with that number of DSUs equal to the quotient obtained by dividing the value of such participant’s award by the closing price of the Common Shares on the TSX or NYSE, as applicable depending on the date of grant and participant’s residency, on the last trading day on which Common Shares traded prior to the grant date, such that the grant date value is not less than the market price of the Common Shares. An account (a “DSU Account”) is maintained by the Company for each participant showing the DSUs credited to such participant from time to time. DSU Plan participants are notionally entitled to receive distributions per DSU equal to the amount of dividends paid per Common Share. Such distributions are credited to the participant’s DSU Account in the form of additional DSUs. The number of DSUs credited for each dividend is equal to the aggregate amount of such dividend divided by the closing price of the Common Shares on the TSX, or NYSE, as applicable, on the last trading day on which Common Shares traded prior to the dividend payment date. All DSUs so credited have the same Vesting Date as those DSUs for which the applicable dividends were notionally declared. Following their Vesting Date, vested DSUs are redeemable for Common Shares, issued by the Company from treasury, on a one-for-one basis, or, at the participant’s option and subject to the approval of the Governance Committee, for cash. Cash payments are calculated by multiplying the number of DSUs to be redeemed for cash by the closing price of the Common Shares on the TSX, or NYSE, as applicable, on the last trading day on which Common Shares traded prior to the redemption date. Vested DSUs held by participants who are U.S. taxpayers will be redeemed no later than 10 business days following the applicable vesting date. Vested DSUs held by participants who are Canadian residents and who are not U.S. taxpayers may be redeemed at any time following the applicable vesting date, provided that if DSUs held by participants who are not independent Directors are not redeemed prior to the seventh anniversary of the date such DSUs were granted they will be automatically redeemed on such seventh anniversary. Where a participant in the DSU Plan is terminated without cause or the participant resigns for good reason, all of such participant’s unvested DSUs immediately vest and all vested DSUs are automatically redeemed 10 business days following the date of termination. Where a participant in the DSU Plan is terminated with cause, all of such participant’s vested DSUs that have not yet been redeemed, and all unvested DSUs, at the date of termination terminate immediately. Where a participant in the DSU Plan resigns or retires from the Company or ceases to be an eligible participant because of death or incapacity to work, all of such participant’s unvested DSUs at the date of termination terminate immediately and vested DSUs are automatically redeemed 10 business days following the date of termination. In the event of a Change of Control other than a Board Change of Control (in each case, as defined in the DSU Plan), unvested DSUs automatically vest and are redeemed immediately prior to completion of the Change of Control for Common Shares or cash at the option of the participant. In the event of a Board Change of Control, unvested DSUs automatically vest upon completion of the Board Change of Control and may be redeemed for Common Shares or cash at the option of the participant. The foregoing termination and vesting provisions that apply on termination of eligibility are subject to the discretion of the Governance Committee, as designated by the Board. Other material terms of the DSU Plan are as follows: (a) The aggregate number of Common Shares issuable (or reserved for issuance) upon the redemption of all DSUs granted under the DSU Plan, or any other security-based compensation arrangement of the Company (including, without limitation, the Stock Option Plan), cannot exceed 9,538,127 Common Shares; (b) The aggregate number of DSUs granted under the DSU Plan and security-based awards granted under any other security-based compensation arrangement of the Company (including, without limitation, the Stock Option Plan), cannot exceed 2,000,000 in any one- year period; (c) The DSU Plan limits insider participation such that the aggregate number of Common Shares: (i) issued to insiders within a one-year period under the DSU Plan and any other security-based compensation arrangement, and (ii) issuable to insiders at any time under the DSU Plan and any other security-based arrangement, cannot exceed 10% of the issued and outstanding Common Shares;

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 67 (d) The DSU Plan limits independent Director participation such that the number of Common Shares reserved for issuance and issuable within a one-year period under the DSU Plan and any other security-based compensation arrangement for any one independent Director cannot exceed 1% of the issued and outstanding Common Shares; (e) The DSU Plan limits the aggregate value of DSUs, together with equity awards granted under any other security-based compensation arrangement, awarded in any one year to individual independent Directors to C$150,000 (excluding equity awards under the DSU Plan taken in lieu of any cash retainer or other Director fees), including C$100,000 with respect to stock options under the Stock Option Plan specifically; (f) The DSU Plan does not provide for a maximum number of Common Shares which may be issued to an individual under the DSU Plan or any other security-based compensation arrangement, other than insiders and independent Directors (as described above); (g) The number of Common Shares underlying outstanding DSUs will be adjusted in the event of any consolidation, subdivision, conversion, exchange or reclassification of the Common Shares; (h) Subject to the terms of the DSU Plan, DSUs may not be assigned; (i) Subject to the rules of the TSX, the Governance Committee, as designated by the Board, may amend the DSU Plan without Shareholder approval in certain instances including, among others: (i) minor changes of a “housekeeping” nature; (ii) amending DSUs awarded under the DSU Plan, provided that such amendment does not adversely alter or impair any DSU previously granted to a participant without the consent of such participant; (iii) making amendments concerning the administration of the DSU Plan or that are necessary to comply with the provisions of applicable law or the applicable rules of the TSX; and (iv) making any other amendment, fundamental or otherwise, not requiring Shareholder approval under applicable laws or the applicable rules of the TSX; and ( j) Shareholder approval is required for any amendment to the DSU Plan related to: (i) amending the provisions relating to the transferability of a DSU, other than for transfers by will or the law of succession or to corporations controlled by the individual or family trusts; (ii) amending insider participation limits, if any, which result in Shareholder approval being required on a disinterested basis; (iii) amending independent director participation limits; (iv) increasing the maximum number of Common Shares which may be issued under the DSU Plan; and (v) granting additional powers to the administrators to amend the DSU Plan or entitlements without Shareholder approval. The maximum number of Common Shares available for issuance under the DSU Plan (together with other security-based arrangements of the Company, including, without limitation, the Stock Option Plan) is 9,538,127 Common Shares, representing approximately 3.49% of the total issued and outstanding Common Shares as of December 31, 2021. In 2021, the Company granted 928,855 DSUs under the DSU Plan. As of December 31, 2020, there were 2,847,575 DSUs outstanding, representing approximately 1.04% of the total issued and outstanding Common Shares. As of December 31, 2021, there are 4,673,225 Common Shares remaining available for grant under the DSU Plan (taking into account DSUs granted under the previous Amended and Restated Deferred Share Unit Plan) and other security-based compensation arrangements of the Company (including, without limitation, the Stock Option Plan), representing approximately 1.71% of the total issued and outstanding Common Shares. Stock Option Plan The Shareholders of the Company last approved the Company’s Stock Option Plan at the Company’s annual and special meeting of Shareholders held on July 7, 2020. The Stock Option Plan was further amended by the Board on December 7, 2021 in respect of certain administrative amendments to facilitate participation by eligible U.S. participants and purchases of Common Shares on the NYSE (in addition to the TSX) in connection with the Company’s dual-listing of Common Shares on the NYSE in October 2021. The amendments did not require Shareholder approval as they concerned the administration of the plan. The Governance Committee, as designated by the Board, may award stock options to eligible participants pursuant to the Stock Option Plan, as it, in its sole discretion, determines. Eligible participants under the Stock Option Plan include all of the Company’s Directors, officers and employees and any service providers of the Company as determined by the Governance Committee from time to time. In August 2015, the Board approved a Stock Option Award Policy which provides that, with the exception of stock options awarded in connection with the commencement of employment, stock option awards to employees, if any, may be made once per year at the time the Governance Committee considers annual employee bonus awards. Previous stock option grants are taken into account by the Governance Committee when it considers the granting of new stock options. The Governance Committee, as designated by the Board, may fix the terms of any stock options (including the vesting date, exercise price and expiry date) at the time such stock options are granted, subject to the terms of the Stock Option Plan. Stock options may not be exercised prior to their vesting date or following their expiry date. Subject to certain exceptions relating to blackout periods of the Company (as defined in the Company’s charters and policies governing trading in the Company’s securities), no stock option shall be exercisable after 10 years from the date on which it is granted (subject to customary blackout extensions). The exercise price of a stock option shall be determined at the time the stock option is granted, provided that such exercise price shall be no less than the closing price of the Common Shares on the TSX or NYSE, as applicable depending on the date of grant and participant’s residency, on the last trading day on which Common Shares traded prior to the date of grant.

2022 MANAGEMENT INFORMATION CIRCULAR 68 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL A participant may exercise a vested stock option by delivering, along with the notice of exercise, the aggregate exercise price for the Common Shares to be acquired. Such Common Shares will be issued by the Company from treasury. Alternatively, a participant may elect to surrender their stock option in consideration for a payment equal to the difference between: (i) the number of Common Shares subject to the stock option multiplied by the closing price of the Common Shares on the TSX or NYSE, as applicable, on the last trading day on which Common Shares traded prior to the date of exercise, and (ii) the aggregate exercise price for such option (such difference being the “Option Value”), and such payment shall be in the form of (a) Common Shares, the number of which shall be calculated by dividing the Option Value by the closing price of the Common Shares on the TSX, or NYSE, as applicable, on the last trading day on which Common Shares traded prior to the surrender date or (b) subject to the approval of the Company, cash (the “Cash-Out Right”). Where a participant in the Stock Option Plan is terminated without cause, resigns for good reason, or ceases to be an eligible participant because of death or incapacity to work, all of such participant’s unvested stock options immediately vest and all vested stock options generally expire no later than 90 days following the date of termination. Where a participant in the Stock Option Plan is terminated with cause, all of such participant’s vested stock options that have not yet been exercised, and all unvested stock options, at the date of termination terminate immediately. Where a participant in the Stock Option Plan resigns or retires from the Company, all of such participant’s unvested stock options at the date of termination terminate immediately and vested stock options generally expire no later than 90 days following the date of termination. In the event of a change of control, a participant is entitled to exercise all of their vested or unvested stock options, provided that if the consideration offered to Shareholders is not all cash, the election to exercise only applies to vested stock options. If the Common Shares subject to the exercised stock options are not taken up under an offer to purchase 50% or more of the Company’s voting securities, the stock options shall remain outstanding on the same terms and conditions and any funds tendered shall be returned to the participant. Upon the occurrence of certain transactions, the Company must make provision that participants who exercise unexpired stock options after the completion of the transaction are entitled to receive the number of securities of the successor entity as they otherwise would have received if the participant had held Common Shares on the effective date of such transaction. The foregoing termination and vesting provisions that apply on termination of eligibility are subject to the discretion of the Governance Committee, as designated by the Board. Other material terms of the Stock Option Plan are as follows: (a) The aggregate number of Common Shares issuable (or reserved for issuance) upon the exercise of all stock options granted under the Stock Option Plan, or any other security-based compensation arrangement of the Company (including, without limitation, the DSU Plan), cannot exceed 11,238,104 Common Shares; (b) The aggregate number of stock options granted under the Stock Option Plan and security-based awards granted under any other security-based compensation arrangement of the Company (including, without limitation, the DSU Plan), cannot exceed 2,000,000 in any one-year period; (c) The Stock Option Plan limits insider participation such that the aggregate number of Common Shares: (i) issued to insiders within a one-year period under the Stock Option Plan and any other security-based compensation arrangement, and (ii) issuable to insiders at any time under the Stock Option Plan and any other security-based arrangement, cannot exceed 10% of the listed and outstanding Common Shares; (d) The Stock Option Plan limits independent Director participation such that the number of Common Shares reserved for issuance and issuable within a one-year period under the Stock Option Plan and any other security-based compensation arrangement for any one independent Director cannot exceed 1% of the issued and outstanding Common Shares; (e) The Stock Option Plan limits the aggregate value of stock options, together with equity awards granted under any other security-based compensation arrangement, awarded in any one year to individual independent Directors to C$150,000 (excluding equity awards under the DSU Plan taken in lieu of any cash retainer or other Director fees), including C$100,000 with respect to stock options under the Stock Option Plan specifically; (f) The Stock Option Plan does not provide for a maximum number of Common Shares which may be issued to an individual under the Stock Option Plan or any other security-based compensation arrangement, other than insiders and independent Directors (as described above); (g) The number of Common Shares underlying outstanding stock options will be adjusted in the event of any consolidation, subdivision, conversion, exchange or reclassification of the Common Shares; (h) Subject to the terms of the Stock Option Plan, stock options may not be assigned; (i) Subject to the rules of the TSX, the Governance Committee, as designated by the Board, may amend the Stock Option Plan without Shareholder approval in certain instances including, among others: (i) minor changes of a “housekeeping” nature; (ii) amending stock options granted under the Stock Option Plan, provided that such amendment does not adversely alter or impair any stock option previously granted to a participant without the consent of such participant; (iii) making amendments concerning the administration of the Stock Option Plan or that are necessary to comply with the provisions of applicable law or the applicable rules of the TSX; and (iv) making any other amendment, fundamental or otherwise, not requiring Shareholder approval under applicable laws or the applicable rules of the TSX; and ( j) Shareholder approval is required for any amendment to the Stock Option Plan related to: (i) amending the provisions relating to the transferability of a stock option, other than for transfers by will or the law of succession or to corporations controlled by the individual or

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 69 family trusts; (ii) reducing the exercise price of stock options or other entitlements; (iii) extending the term of stock options beyond the expiration date (subject to customary blackout extensions); (iv) amending insider participation limits, if any, which result in Shareholder approval being required on a disinterested basis; (v) amending independent director participation limits; (vi) increasing the maximum number of Common Shares which may be issued under the Stock Option Plan; and (vii) granting additional powers to the administrators to amend the Stock Option Plan or entitlements without Shareholder approval. The maximum number of Common Shares available for issuance under the Stock Option Plan (together with other security-based arrangements of the Company, including, without limitation, the DSU Plan) is 11,238,104 Common Shares, representing approximately 4.12% of the total issued and outstanding Common Shares as of December 31, 2021. As of December 31, 2021, there were 2,017,327 stock options outstanding, representing approximately 0.74% of the total issued and outstanding Common Shares. As of December 31, 2021, there are 6,373,202 Common Shares remaining available for grant under the Stock Option Plan (taking into account stock options granted under the Stock Option Plan) and other security-based compensation arrangements of the Company (including, without limitation, the DSU Plan), representing approximately 2.34% of the total issued and outstanding Common Shares. Long-Term Incentive Plan LTIP provides long-term variable compensation to NEOs, in the form of cash entitlements and DSUs, that is directly linked to ongoing Company financial performance. The DSUs awarded under the LTIP are governed by the DSU Plan. The LTIP does not require Shareholder approval. The LTIP provides an opportunity for NEOs to participate directly in: (i) the incentive or performance fees (“Performance Fees”) earned by the Company in respect of its management of private funds and other investment vehicles (“Investment Vehicles”); and (ii) the investment income earned by the Company from one of its significant investments, as described below. The LTIP also provides an opportunity for certain members of senior management participate in the potential Performance Fees by investing personal at-risk capital to subscribe for ownership interests in the entity directly or indirectly entitled to receive such Performance Fees at fair market value (such ownership interests, “Promote Units”) pursuant to individual management co-investment plans (the “Management Co-Investment Plans”). In order to allow participants to share in Performance Fees, the LTIP provides for the allocation of cash points (“Cash Points”) as well as “management co-investment points” that provide the opportunity to purchase Promote Units in certain profits interest Investment Vehicles (collectively with Cash Points, “Points”). A total of 100 Points is allocated among participants in respect of each Investment Vehicle and made available as follows: (i) 20 Points when the Investment Vehicle is established, (ii) 20 Points on each of the three anniversaries thereof, and (iii) the remaining 20 Points in connection with the termination of the Investment Vehicle. Promote Units are purchased by participants when an Investment Vehicle is established and are subject to vesting as follows: (i) 1/5 upon the date of purchase, (ii) 1/5 upon each of the three anniversaries of the date of purchase, and (iii) all remaining unvested interests in connection with the termination of the Investment Vehicle. Cash Points are granted to participants annually and are fully vested when granted, (except in the case of an award made to an employee that has been employed by the Company or any of its subsidiaries for less than three years, which awards vest on the third anniversary of such participant’s employment). Point allocations are subject to Governance Committee approval. 50% of the Performance Fees earned from time to time by the Company in respect of a particular Investment Vehicle (the “Participant Share”) is split between (i) those holding Promote Interests acquired pursuant to the Management Co-Investment Plans, and (ii) participants paid in cash, over time. The aggregate amount to which participants are entitled at any given time is a percentage of the Participant Share equal to the percentage of the Cash Points and Promote Units for the Investment Vehicle that has then vested. Payments to individual participants are made in proportion to the number of vested Cash Points and Promote Units held. As additional Cash Points and Promote Units vest, additional “catch-up” payments may be made (in proportion to vested Points held), as set out more fully in the LTIP and Management Co-Investment Plans, so that the total of all amounts to which LTIP participants are entitled continues to be the percentage of the Participant Share equal to the percentage of the Cash Points and Promote Units that have vested. In respect of certain Investment Vehicles, payments to participants in respect of their Promote Units may represent proceeds from the disposition of Promote Units or the redemption of Promote Units by the Company subsidiary that is entitled to receive the associated Performance Fees. Upon termination of an LTIP participant’s employment, any unvested Points (and, in the case of a termination for cause, vested Points) allocated to the participant are forfeited and may be reallocated to the remaining LTIP participants. The LTIP also provides participants with the ability to share in the income earned from the Company’s indirect 68.4% interest in Tricon Housing Partners US LP (the “Co-Investment”). Each year, the Company grants an aggregate number of DSUs having a value equal to the AIP Percentage multiplied by the income the Company earns in the year from the Co-Investment (which income, as noted above, is excluded from the calculation of AIP awards). The allocation of such DSUs among participants is subject to Governance Committee approval. Such DSUs are subject to the DSU Plan (defined and described above) and vest in equal installments each year from the date of grant, subject to the terms of the LTIP. DSUs currently issued in respect of the Co-Investment vest over a three-year period. On May 6, 2019, in order to more closely align the vesting period with the expected remaining life of the Co-Investment, the LTIP was amended by the Board to reduce the vesting period applicable to future LTIP DSU awards from five to three years.

2022 MANAGEMENT INFORMATION CIRCULAR 70 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL The LTIP, as amended from time to time, first came into effect as of January 1, 2013, prior to which certain NEOs had entitlements to share in Performance Fees earned in respect of then-existing Investment Vehicles. Such prior arrangements are not affected by the current LTIP. Performance Share Unit Plan The PSU Plan was initially adopted in 2018 as a new at-risk, variable and non-dilutive component of executive compensation intended to reduce reliance on the Company’s DSUs and stock options as compensation tools. The adoption of the PSU Plan was not subject to Shareholder approval under the rules of the TSX as it will not result in the issuance or potential issuance of securities from treasury. The PSU Plan was further amended by the Board on December 7, 2021 in respect of certain administrative amendments to facilitate participation by eligible U.S. participants and account for trading prices of Common Shares on the NYSE (in addition to the TSX) in connection with the Company’s dual-listing of Common Shares on the NYSE in October 2021. The amendments did not require Shareholder approval as they concerned the administration of the plan. The purpose of the PSU Plan is to: • motivate and reward officers and employees of the Company (“PSU Participants”) for increasing the corporate performance of the Company and the price of the Company’s Common Shares; • align the interests of PSU Participants with the interests of Shareholders; • reinforce a long-term accountability culture within the Company and foster a common sense of purpose and direction; and • provide competitive reward opportunities that will assist in attracting and retaining valuable employees. The PSU Plan empowers the Board, directly or through a committee of the Board (the “Administrators”), to make grants of performance share units (“PSUs”) to PSU Participants in such amounts and on such terms as the Administrators determine. Each PSU is economically equivalent to one Common Share. PSUs granted to PSU Participants vest on the date the Board approves Tricon’s annual financial statements for the final year of the applicable “Performance Period” for any grant of PSUs (which Performance Period shall in no event extend beyond December 31 of the third calendar year following the calendar year in respect of which a PSU award is granted), subject to accelerated vesting or forfeiture on the termination of a PSU Participant’s employment or a change of control (as described below). Vested PSUs are redeemed and settled in cash following the expiration of the Performance Period for an amount equal to the number of vested PSUs held by the PSU Participant at such time multiplied by the weighted average closing price of the Common Shares on the TSX or NYSE, as applicable depending on the date of grant and participant’s residency, for the 20 trading days immediately prior to the release of the Company’s audited financial statements in respect of the final year of the Performance Period. The number of PSUs held by a PSU Participant is adjusted annually (such adjusted number, the “Adjusted PSU Number”) based on (i) Tricon’s achievement of certain performance measures consisting of a defined metric or set of metrics and performance objectives (the “Performance Measures”) and an adjustment factor (the “Performance Multiplier”) that is linked to the achievement of thresholds set out in the Performance Measures (with results in between thresholds interpolated or calculated by other methods, as determined by the Administrators) and (ii) any additional PSUs granted to a PSU Participant on account of cash dividends paid on the Company’s Common Shares (as described below). In the event that cash dividends are paid on the Common Shares, additional PSUs will be credited to the PSU account maintained by the Company for each PSU Participant, as determined by dividing (i) the amount determined by multiplying (A) the PSU Participant’s Adjusted PSU Number for the Performance Period as at the relevant dividend record date by (B) the amount of dividends paid by the Company on each Common Share, by (ii) the fair market value of a Common Share on the dividend payment date. Any such PSUs will accumulate during the Performance Period and will vest and be subject to the same terms, Performance Measures and Performance Multiplier as the original grant to which they relate. PSUs granted to PSU Participants do not otherwise entitle PSU Participants to any dividend rights or any other rights as Shareholders, including voting rights or rights on liquidation. In the event of the termination of a PSU Participant for cause, upon the voluntary termination of employment or resignation of a PSU Participant or upon a PSU Participant who is not otherwise an employee of the Company ceasing to be an officer of the Company or a subsidiary of the Company, all unvested PSUs and all vested PSUs held by such PSU Participant that have not been redeemed will immediately terminate as of the date of such termination or resignation. In the event of the termination of a PSU Participant as a result of such PSU Participant’s death or disability, or upon such PSU Participant’s retirement, any PSUs forming part of such PSU Participant’s Adjusted PSU Number as of the end of the year of the Performance Period immediately preceding the year of termination or retirement, plus a pro rata portion of PSUs granted in respect of the year of termination or retirement (without application of any Performance Multiplier in respect of such year) will vest, and any remaining PSUs in such PSU Participant’s PSU account will immediately be cancelled.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 71 In the event of the termination of a PSU Participant’s employment without cause, or upon the resignation of a PSU Participant for any reason that would be considered to amount to constructive dismissal at common law, any PSUs forming part of such PSU Participant’s Adjusted PSU Number as of the end of the year of the Performance Period immediately preceding the year of termination or resignation, plus any PSUs granted to the PSU Participant in respect of the remaining years of the Performance Period (without application of any Performance Multiplier in respect of such years), will vest. The Administrators may, in their sole and absolute discretion, at any time prior to or following any of the foregoing events of termination, permit the vesting and redemption of any or all PSUs held by the relevant PSU Participant in the manner and on the terms authorized by the Administrators. In the event of a change of control of the Company, other than as a result of or in connection with a contested election of directors at which at least two-thirds of the director nominees named in the most recent management information circular of the Company for election as directors are not elected (a “Board Change of Control”), all of a PSU Participant’s unvested PSUs will automatically vest and be redeemed immediately prior to the completion of such change of control. In connection with any such redemption, the Administrators shall determine the Performance Multiplier to be applied for each PSU Participant in respect of the fiscal years in a Performance Period that end after the date of the change of control, based on (i) the achievement of each Performance Measure for the fiscal year in which the change of control occurs up to the date of the change of control, (ii) the achievement of the Performance Measures in any earlier fiscal years in the applicable Performance Period, and (iii) any other factors that the Administrators deem to be appropriate. Upon a Board Change of Control, all of a PSU Participant’s unvested PSUs will automatically vest upon the completion of such Board Change of Control and be redeemed on the same terms as if such PSUs had been redeemed upon the expiration of the Performance Period (as described above). The Board reserves the right to amend, suspend or terminate the PSU Plan without obtaining the approval of Shareholders, subject to requirements under applicable law and regulations (including the regulations of the TSX). Restricted Share Plan The Restricted Share Plan was initially adopted in 2018 to serve as a cost-effective long-term incentive plan for select employees of the Company. The adoption of the Restricted Share Plan was not subject to Shareholder approval under the rules of the TSX as it will not result in the issuance or potential issuance of securities from treasury. The Restricted Share Plan was further amended by the Board on December 7, 2021 in respect of certain administrative amendments to facilitate participation by eligible U.S. participants and account for trading prices of Common Shares on the NYSE (in addition to the TSX) in connection with the Company’s dual-listing of Common Shares on the NYSE in October 2021. The amendments did not require Shareholder approval as they concerned the administration of the plan. The purpose of the Restricted Share Plan is to: • advance the interests of the Company and its Shareholders by attracting, retaining and motivating officers, directors and employees of the Company (“RS Participants”); • provide RS Participants with a performance incentive for continued and improved service with the Company; and • enhance RS Participants’ contribution to increased profit by promoting an alignment of interests between those individuals and Shareholders. The Restricted Share Plan empowers the Board, directly or through a committee of the Board, to make grants of Restricted Shares to RS Participants for services rendered. A RS Participant’s Restricted Shares are subject to restrictions on sale or transfer for such periods as are determined by the Board on the date of the grant and only become free of the restrictions imposed once the restriction terms and conditions are satisfied. Restricted Shares granted to RS Participants are purchased on the facilities of the TSX or NYSE, as applicable depending on the date of grant and participant’s residency, by a third-party broker and are held in custodial arrangements with a designated custodian (the “Custodian”) while the applicable restrictions remain unsatisfied, being released from such custodial arrangements to the RS Participant only as the restrictions are fulfilled (subject to earlier forfeiture or accelerated vesting as described below). It is expected that vesting periods will range from between eight and fifteen years from the date of the grant. Restricted Shares for which restriction terms and conditions are not satisfied are forfeited and the Participant thereafter has no ownership interest in the forfeited Restricted Shares. Subject to the restrictions on transfer noted above, a RS Participant will have ownership of the Restricted Shares granted and enjoy the same rights and benefits as other Shareholders, including the right to vote and receive any dividends or special distributions, unless otherwise determined by the Board. Dividends earned on Restricted Shares are reinvested in additional Restricted Shares that are subject to the same restrictions as the original grant.

2022 MANAGEMENT INFORMATION CIRCULAR 72 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL In the event of the termination of a RS Participant for cause, or upon the voluntary termination of employment or resignation of a RS Participant (subject to certain exceptions) prior to the expiry of the applicable restrictions, any Restricted Shares held by the RS Participant that remain subject to restrictions shall be forfeited and deemed to be donated to the Company for no consideration. In the event of the termination of a RS Participant without cause, or upon the voluntary termination of employment or resignation of a RS Participant for any reason that would amount to constructive dismissal at common law, or upon the death or disability of a RS Participant, the restrictions applicable to the Restricted Shares will immediately lapse and the Custodian will release or dispose of such Restricted Shares on behalf and at the direction of the RS Participant. In the event of the retirement of a RS Participant, or in the event that a RS Participant who is a director ceases to be a director of the Company, prior to the expiry of the applicable restrictions, the Restricted Shares will continue to be held by the Custodian as nominee and on behalf of such RS Participant and will remain subject to the applicable restrictions and the terms of the Restricted Share Plan. In the event of a change of control of the Company, all remaining restrictions attaching to the Restricted Shares will immediately expire and the Company shall confirm to the Custodian that all such Restricted Shares may be released as directed by, or disposed on behalf of, the RS Participants, immediately prior to the completion of the change of control. The Board reserves the right to amend, suspend or terminate the Restricted Share Plan without obtaining the approval of Shareholders, subject to requirements under applicable law and regulations (including the regulations of the TSX).

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 73 APPENDIX C CHARTER OF THE BOARD OF DIRECTORS The purpose of this Charter is to set out the mandate and responsibilities of the board of Directors (the “Board”) of Tricon Residential Inc. (the “Company”), subject to the provisions of applicable statutes. 1. Composition The Board shall be constituted with a majority of individuals who qualify as “independent” as defined in the New York Stock Exchange Listed Company Manual and National Policy 58-201 – Corporate Governance Guidelines. 2. Responsibilities of the Board of Directors The Board is responsible for the stewardship of the Company and in that regard shall be specifically responsible for: (a) adopting a strategic planning process and approving, on at least an annual basis, a budget, and evaluating and discussing a strategic plan for the upcoming year which takes into account, among other things, the opportunities and risks of the Company’s business and investments; (b) supervising the activities and managing the investments and affairs of the Company; (c) approving major decisions regarding the Company; (d) defining the roles and responsibilities of management; (e) reviewing and approving the business and investment objectives to be met by management; (f) assessing the performance of and overseeing management; (g) reviewing the Company’s capital and debt strategy; (h) identifying and managing risk exposure; (i) ensuring the integrity and adequacy of the Company’s internal controls and management information systems; ( j) Director and management succession planning; (k) establishing committees of the Board, where required or prudent, and defining their respective mandates; (l) approving policies and supporting practices that guide conduct, ethics and fidelity; (m) receiving and evaluating reports and recommendations from the committees of the Board from time to time; (n) maintaining records and providing reports to shareholders; (o) ensuring effective and adequate communication with shareholders, other stakeholders and the public; (p) overseeing the Company’s ESG program and initiatives; and (q) determining the amount and timing of dividends or distributions to shareholders. It is recognized that every Director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence. In addition, Directors are expected to carry out their duties in accordance with policies adopted by the Board from time to time. It is expected that management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Company and any subsidiaries of the Company to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance. 3. Meetings The Board will meet not less than four (4) times per year: at least three (3) meetings to review quarterly results, and one (1) prior to the issuance of the annual financial results of the Company. The Board shall have an independent lead Director and the non-management Directors shall meet periodically without management present to ensure that the Board functions independently of management. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent Directors will take place. Individual Directors shall be permitted to engage outside advisors at the cost of the Company, subject to the prior approval of the Compensation, Nominating and Corporate Governance Committee. “Non-management” directors are those directors who are not executive officers, and includes such directors who are not independent by virtue of a material relationship, former status or family membership, or for any other reason.

2022 MANAGEMENT INFORMATION CIRCULAR 74 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL The independent directors of the Board shall meet without the non-independent members present at least four times per year and more frequently as may be provided for in the Company’s corporate governance guidelines. The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinion to assist the Directors in their deliberations. Management attendees will be excused for any agenda items which are reserved for discussion among Directors only. 4. Board Meeting Agendas and Information The Chair, in consultation with management, will develop the agenda for each Board meeting. Agendas will be distributed to the Directors before each meeting, and all Board members shall be free to suggest additions to the agenda in advance of the meeting. Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the Directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance. 5. Telephone Board Meetings A Director may participate in a meeting of the Board or in a committee meeting by means of telephone, web conference or such other communications facilities as permit all persons participating in the meeting to communicate with each other, and a Director participating in such a meeting by such means is deemed to be present at the meeting. While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters, ad hoc telephone or web conference Board meetings may be required to be called in order for Directors to be in a position to better fulfill their legal obligations. Alternatively, management may request the Board to approve certain matters by unanimous consent. 6. Expectations of Management Management shall be required to report to the Board on the performance of the Company, new and proposed initiatives, the Company’s business and investments, management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair any significant developments, changes, transactions or proposals respecting the Company or any of its subsidiaries. 7. Communications Policy The Board approves the content of the Company’s major communications to shareholders and the investing public including the Annual Report, Management Information Circular, the Annual Information Form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the Management Discussion & Analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring all of the Company’s external communications. However, the Board believes that it is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. The Board shall have responsibility for reviewing the Company’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Company in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Company’s policies relating to communications and disclosure on an annual basis. Generally, communications from shareholders and the investment community will be directed to the Chief Executive Officer or their delegate, who will coordinate an appropriate response depending on the nature of the communication. It is expected that if communications from stakeholders are made to the Chair or to other individual Directors, management will be informed and consulted to determine any appropriate response. 8. Measures for Receiving Shareholder Feedback All publicly disseminated materials of the Company shall provide for a mechanism for feedback of shareholders. 9. Internal Control and Management Information Systems The Board has responsibility for the integrity of the Company’s internal control and management information systems. All material matters relating to the Company and its business, including, for greater certainty and without limitation, any investments made by the Company which require Board approval under the Company’s Investment Allocation policy (as amended by the Board from time to time), require the prior approval of the Board. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business and investments. The Audit Committee has responsibility for ensuring internal controls are appropriately designed, implemented and monitored and for ensuring that management and financial reporting is complete and accurate, even though management may be charged with developing and implementing the necessary procedures.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 75 APPENDIX D RESOLUTION TO CONTINUE, AMEND AND RESTATE SHAREHOLDER RIGHTS PLAN BE IT RESOLVED AS AN ORDINARY RESOLUTION OF SHAREHOLDERS THAT: 1. The shareholder rights plan of the Company be continued, amended and restated and the Third Amended and Restated Shareholder Rights Plan in the form substantially set forth in Appendix E to the management information circular of the Company dated May 10, 2022, which amends and restates the Second Amended and Restated Rights Plan dated as of May 6, 2019, as amended from time to time, between the Company and TSX Trust Company, as rights agent, and continues the rights issued under such plan is hereby approved; and 2. Any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and, if appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

2022 MANAGEMENT INFORMATION CIRCULAR 76 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL APPENDIX E THIRD AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF MAY 10, 2022 BETWEEN TRICON RESIDENTIAL INC. AND TSX TRUST COMPANY AS RIGHTS AGENT THIRD AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of May 10, 2022 (amending and restating the Second Amended and Restated Shareholder Rights Plan Agreement dated as of May 6, 2019) between TRICON RESIDENTIAL INC. (the “Company”), a company incorporated under the laws of the Province of Ontario, and TSX TRUST COMPANY, a company existing under the laws of Canada (the “Rights Agent”) WHEREAS: (a) effective May 20, 2010, the Board of Directors of the Company, in the exercise of its fiduciary duties, determined that it is advisable and in the best interests of the Company to adopt a shareholder rights plan to ensure, to the extent possible, that the Board of Directors has sufficient time to properly develop and pursue the alternatives that could maximize value for all shareholders of the Company and to ensure that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company; (b) effective April 6, 2016, the Board of Directors approved certain amendments to the Company’s shareholder rights plan (the “First Amended and Restated Agreement”); (c) effective May 6, 2019, the Board of Directors approved certain further amendments to the First Amended and Restated Plan (the “Second Amended and Restated Agreement”); (d) effective July 7, 2020, the Company changed its name from ‘‘Tricon Capital Group Inc.’’ to “Tricon Residential Inc.’’; (e) effective May 10, 2022, the Board of Directors approved certain further amendments to the Second Amended and Restated Plan (as amended and restated herein, the “Rights Plan”); (f) pursuant to Section 5.17 of the Rights Plan, the Rights Plan requires reconfirmation every third annual meeting of the shareholders of the Company; (g) the Board of Directors has determined that the Rights Plan shall continue its ongoing effectiveness, upon receiving the requisite approval of Independent Shareholders; (h) in order to continue the Rights Plan, the Board of Directors has confirmed its authorization and issuance of: (i) one Right effective at the Record Time in respect of each Common Share outstanding at the Record Time; and (ii) one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; (i) each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth in this Agreement; ( j) the Company has appointed the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent has agreed to act on behalf of the Company in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement; and (k) capitalized terms used above without definition have the meanings given to such terms in Article 1 of this Agreement;

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 77 NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the Company and the Rights Agent agree as follows: ARTICLE 1 – INTERPRETATION 1.1 Certain Definitions For purposes of this Agreement, the following terms have the meanings indicated; (a) “Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Securities; provided, however, that the term “Acquiring Person” shall not include: (i) the Company or any Subsidiary of the Company; (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Securities as a result of one or any combination of: (A) a Voting Security Reduction, (B) a Permitted Bid Acquisition, (C) an Exempt Acquisition, (D) a Convertible Security Acquisition, or (E) a Pro Rata Acquisition; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Securities by reason of one or any combination of (A), (B), (C), (D) or (E) above and thereafter becomes the Beneficial Owner of additional Voting Securities in an amount greater than 1% of the outstanding Voting Securities (other than pursuant to one or any combination of (A), (B), (C), (D) or (E) above), then as of the date such Person becomes the Beneficial Owner of such additional Voting Securities, such Person shall become an “Acquiring Person”; (iii) for a period of 10 days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Securities as a result of such Person becoming disqualified from relying on Clause (B) of the definition of “Beneficial Owner” solely because such Person makes or proposes to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person (for the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or has announced an intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person, and includes, without limitation, a report filed pursuant to NI 62-103 or NI 62-104); (iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Securities in connection with a distribution to the public of securities of the Company, which includes, without limitation, a distribution of securities pursuant to a prospectus or by way of private placement; or (v) a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Securities of the Company determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Securities in an amount greater than 1% of the outstanding Voting Securities (other than pursuant to one or any combination of a Voting Security Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition). (b) “Affiliate”, when used to indicate a relationship with a Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. (c) “Agreement” means this shareholder rights plan agreement, as the same may be amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement. (d) “Associate”, when used to indicate a relationship with a specified Person, means (i) a spouse of that Person, (ii) any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, (iii) a child of that Person, or (iv) a relative of that Person or of a Person mentioned in items (i), (ii) or (iii) of this definition if that relative has the same residence as that Person.

2022 MANAGEMENT INFORMATION CIRCULAR 78 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL (e) A Person shall be deemed the “Beneficial Owner” of, to have “Beneficial Ownership” of, and to “Beneficially Own”: (i) any securities as to which such Person or any of such Person’s Affiliates or Associates is, directly or indirectly, the owner at law or in equity; (ii) any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, including but not limited to any lock-up agreement or similar agreement, arrangement or understanding that is not a Permitted Lock-up Agreement, whether or not in writing (other than (A) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and (B) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; and (iii) securities which are Beneficially Owned within the meaning of Clauses 1.1(e)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert; provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security because: (A) the holder of such security has agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, or such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur; (B) such Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that: (1) the ordinary business of any such Person (the “Investment Manager”) includes the management of mutual funds or other investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and the Investment Manager holds such security in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”), including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law, (2) such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts, (3) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies, (4) such Person is a Crown agent or agency (a “Crown Agent”), or (5) such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”) or is a Plan registered under the laws of Canada or any province thereof or the laws of the United States of America or any State thereof; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Crown Agent, the Administrator or the Plan, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Securities or other securities by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, in each case, alone or by acting jointly or in concert with any other Person; (C) such Person is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security; (D) such Person is the registered holder of securities solely as the result of carrying on the business of or acting as a nominee of a securities depositary; or (E) such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 79 (f) “Board of Directors” means the board of directors of the Company. (g) “Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in City of Toronto, Ontario are authorized or obligated by law to close. (h) “Canadian Dollar Equivalent” of any amount, which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. – Canadian Exchange Rate in effect on such date. (i) “Canadian – U.S. Exchange Rate” means, on any date, the inverse of the U.S. – Canadian Exchange Rate in effect on such date. ( j) “close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in the City of Toronto, Ontario of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office in Toronto of the Rights Agent) is closed to the public; provided, however, that for the purposes of the definitions of “Competing Permitted Bid” and “Permitted Bid”, “close of business” on any date means 11:59 p.m. (local time at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time at the place of deposit) on the next succeeding Business Day). (k) “Common Shares” means the common shares in the capital of the Company. (l) “Competing Permitted Bid” means a Take-over Bid that: (i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the “Prior Bid”); (ii) satisfies all the provisions of the definition of a Permitted Bid, other than the requirement set out in Clause (ii) of the definition of Permitted Bid; and (iii) contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that: (A) no Voting Securities shall be taken up or paid for pursuant to such Take-over Bid (x) prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid, and (y) then only if, at the time that those Voting Securities are first taken up or paid for, more than 50% of the then outstanding Voting Securities held by Independent Shareholders have been deposited or tendered pursuant to that Take-over Bid and not withdrawn; and (B) in the event that the requirement set out in Subclause 1.1(l)(iii)(A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Securities for not less than 10 days from the date of that public announcement; provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Securities made pursuant to such Competing Permitted Bid, including any acquisitions of Voting Securities theretofore made, will cease to be a Permitted Bid Acquisition. (m) A Person is “controlled” by another Person if: (i) in the case of a body corporate: (A) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert; and (B) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; (ii) in the case of a Person that is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or on behalf of the Person or two or more Persons acting jointly or in concert; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly. (n) “Convertible Securities” means, at any time, any securities issued by the Company from time to time (other than the Rights) carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Securities or other securities which are convertible into, exercisable into or exchangeable for Voting Securities (in each case, whether such right is exercisable immediately or within a period of 60 days from that time and whether or not on condition or the happening of any contingency or the making of any payment). (o) “Convertible Security Acquisition” means the acquisition by a Person of Voting Securities upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition. (p) “Co-Rights Agents” has the meaning ascribed thereto in Subsection 4.1(a). (q) “Disposition Date” has the meaning ascribed thereto in Subsection 5.2(c).

2022 MANAGEMENT INFORMATION CIRCULAR 80 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL (r) “Election to Exercise” has the meaning ascribed thereto in Clause 2.2(d)(ii). (s) “Exempt Acquisition” means an acquisition of Voting Securities or a Convertible Securities Acquisition (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.2, (ii) pursuant to a distribution of Voting Securities or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Company pursuant to a prospectus or private placement provided that the Person does not become the Beneficial Owner of a greater percentage of the securities offered in the distribution than the percentage of Voting Securities Beneficially Owned by that Person immediately prior to the distribution, or (iii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval, or (iv) made as an intermediate step in a series of related transactions in connection with an acquisition by the Company or its Subsidiaries of a Person or assets, provided that the Person who acquires such Voting Shares and/or Convertible Securities distributes or is deemed to distribute such securities to its securityholders within 10 Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Company’s then-outstanding Voting Shares. (t) “Exercise Price” means, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, subject to adjustment in accordance with the terms hereof, shall be $100 per Common Share determined as at the Separation Time. (u) “Expansion Factor” has the meaning ascribed thereto in Clause 2.3(a)(x). (v) “Expiration Time” means the close of business on the date of termination of this Agreement pursuant to Section 5.17. (w) “Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person. (x) “holder” has the meaning ascribed thereto in Section 2.8. (y) “Independent Shareholders” shall mean holders of Voting Securities, other than: (i) any Acquiring Person; (ii) any Offeror, other than any Person who by virtue of Clause (B) of the definition of “Beneficial Owner” is not deemed to Beneficially Own the Voting Securities held by such Person; (iii) any Affiliate or Associate of any Acquiring Person or Offeror; (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror; and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company unless the beneficiaries of the plan or trust direct the manner in which the Voting Securities are to be voted or direct whether the Voting Securities are to be tendered to a Take-over Bid. (z) “Market Price” per security of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the adjustment provided for in Section 2.3 or as the Board of Directors shall otherwise determine in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per security of any securities on any date shall be: (i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading; (ii) if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal national United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading; (iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 81 (iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors; provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally recognized investment dealer or investment banker. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof. (aa) “NI 62-103” means National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, as same may from time to time be amended, re-enacted or replaced; (bb) “NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as same may from time to time be amended, re-enacted or replaced; (cc) “Nominee” has the meaning ascribed thereto in Subsection 2.2(c). (dd) “Offer to Acquire” includes: (i) an offer to purchase or a solicitation of an offer to sell Voting Securities or Convertible Securities; and (ii) an acceptance of an offer to sell Voting Securities or Convertible Securities, whether or not such offer to sell has been solicited; or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell. (ee) “Offeror” means a Person who has announced a current intention to make or who is making a Take-over Bid; (ff) “Offeror’s Securities” means Voting Securities Beneficially Owned by an Offeror on the date of the Offer to Acquire. (gg) “Permitted Bid” means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following provisions: (i) the Take-over Bid is made to all holders of Voting Securities, other than the Offeror, as registered on the books of the Company; (ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Securities will be taken up or paid for pursuant to the Take-over Bid (x) prior to the close of business on the date which is not earlier than 105 days following the date the take-over bid circular is sent to shareholders of the Company or such shorter minimum period as determined under NI 62-104 for which a Take-over Bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposit of securities thereunder and (y) then and only if at the close of business on the date Voting Securities are first taken up or paid for under the Take-over Bid, more than 50% of the Voting Securities held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn; (iii) the Take-over Bid contains an irrevocable and unqualified provision that unless the Take-over Bid is withdrawn, Voting Securities may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause 1.1(gg)(ii) and that any Voting Securities deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and (iv) the Take-over Bid contains an irrevocable and unqualified provision that in the event that the provisions set forth in Clause 1.1(gg)(ii) are satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Securities for not less than 10 days from the date of such public announcement; provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Securities made pursuant to such Permitted Bid, including any acquisition of Voting Securities theretofore made, will cease to be a Permitted Bid Acquisition. (hh) “Permitted Bid Acquisition” means an acquisition of Voting Securities made pursuant to a Permitted Bid or a Competing Permitted Bid.

2022 MANAGEMENT INFORMATION CIRCULAR 82 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL (ii) “Permitted Lock-up Agreement” means an agreement between a Person and one or more holders of Voting Securities or Convertible Securities (each a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date of such agreement), pursuant to which each such Locked-up Person agrees to deposit or tender Voting Securities or Convertible Securities (or both) to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner; provided that: (i) the agreement: (A) permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Securities or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that represents an offering price for each Voting Security or Convertible Security that exceeds, or provides a value that is greater than, the offering price or value represented or proposed to be represented by the Lock-up Bid; or (B) (1) permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Securities or Convertible Securities from the agreement in order to tender or deposit the Voting Securities or Convertible Securities to another Take-over Bid, or to support another transaction that provides for a consideration for each Voting Security or Convertible Security that exceeds by as much as or more than a specified amount (the “Specified Amount”) the consideration for each Voting Security or Convertible Security contained in or proposed to be contained in, and is made for at least the same number of Voting Securities or Convertible Securities as, the Lock-up Bid; and (2) does not by its terms provide for a Specified Amount that is greater than 7% over the consideration for each Voting Security or Convertible Security contained in or proposed to be contained in the Lock-up Bid; and, for greater clarity, the agreement may contain a right of first refusal or permit a period of delay to give such Person an opportunity to at least match a higher consideration in another Take-over Bid and may provide for any other similar limitation on a Locked-up Person’s right to withdraw Voting Securities or Convertible Securities (or both) from the agreement, as long as the Locked-Up Person can accept another bid or tender to another transaction; and (ii) no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of: (A) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and (B) 50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, is payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Securities or Convertible Securities (or both) to the Lock-up Bid, withdraws Voting Securities or Convertible Securities (or both) previously tendered thereto or supports another transaction. ( jj) “Person” includes any individual, firm, partnership, association, trust, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other entity. (kk) “Pro Rata Acquisition” means an acquisition by a Person of Voting Securities or Convertible Securities pursuant to: (i) a stock dividend, stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Securities or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class, classes or series; (ii) the acquisition or the exercise by the Person of only those rights to purchase Voting Securities distributed to that Person in the course of a distribution to all holders of securities of the Company of one or more particular classes or series pursuant to a rights offering (other than the Rights) or pursuant to a prospectus provided that the Person does not thereby acquire a greater percentage of such Voting Securities, or securities convertible into or exchangeable for Voting Securities, so offered than the Person’s percentage of Voting Securities Beneficially Owned immediately prior to such acquisition; or (iii) a distribution of Voting Securities, or securities convertible into or exchangeable for Voting Securities (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Securities, or securities convertible into or exchangeable for Voting Securities, so offered than the Person’s percentage of Voting Securities Beneficially Owned immediately prior to such acquisition. (ll) “Record Time” means the close of business on May 20, 2010. (mm) “Redemption Price” has the meaning ascribed thereto in Subsection 5.1(a).

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 83 (nn) “Right” means a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement. (oo) “Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment I. (pp) “Rights Register” has the meaning ascribed thereto in Subsection 2.6(a). (qq) “Securities Act” means the Securities Act (Ontario) as amended from time to time, and the regulations thereunder, and any comparable or successor laws or regulations thereto. (rr) “Separation Time” shall mean the close of business on the 10th Trading Day after the earlier of: (i) the Stock Acquisition Date; (ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such; or, in the case of clauses (ii) and (iii) of this definition, such later date as may be determined by the Board of Directors in good faith; provided that if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take- over Bid shall be deemed, for the purposes of this provision, never to have been made. (ss) “Shareholder Approval” means approval by a majority of the votes cast by the holders of Voting Securities at a meeting called and held in accordance with applicable laws and the articles and by-laws of the Company or a written resolution approved by holders of a majority of the outstanding Voting Securities excluding, in all cases, Voting Securities held by Persons who are not Independent Shareholders. (tt) “Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to NI 62-103, NI 62-104 or any other applicable securities laws) by the Company or an Acquiring Person of facts indicating that an Acquiring Person has become such. (uu) A corporation shall be deemed to be a “Subsidiary” of another corporation if: (i) it is controlled by: (A) that other; (B) that other and one or more corporations each of which is controlled by that other; or (C) two or more corporations each of which is controlled by that other; or (ii) it is a Subsidiary of a corporation that is that other’s Subsidiary. (vv) “Take-over Bid” means an Offer to Acquire Voting Securities, or securities convertible into Voting Securities, where the Voting Securities subject to the Offer to Acquire, together with (i) the Voting Securities into which securities subject to the Offer to Acquire are convertible and (ii) the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Securities at the date of the Offer to Acquire. (ww) “Trading Day”, when used with respect to any securities, means a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day. (xx) “U.S. – Canadian Exchange Rate” means, on any date: (i) if on such date the Bank of Canada sets a daily rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and (ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith. (yy) “U.S. Dollar Equivalent” of any amount, which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian – U.S. Exchange Rate in effect on such date. (zz) “Voting Security Reduction” means an acquisition or redemption by the Company of Voting Securities or any other transaction which, by reducing the number of Voting Securities outstanding, increases the proportionate number of Voting Securities Beneficially Owned by any person to 20% or more of the Voting Securities then outstanding. (aaa) “Voting Securities” shall mean the Common Shares of the Company and any other securities in the capital of the Company entitled to vote generally in the election of all directors.

2022 MANAGEMENT INFORMATION CIRCULAR 84 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 1.2 Currency All sums of money, which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified. 1.3 Headings The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Securities For purposes of this Agreement, the percentage of Voting Securities Beneficially Owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula: 100 x A/B where: A = the number of votes for the election of all directors generally attaching to the Voting Securities Beneficially Owned by such Person; and B = the number of votes for the election of all directors generally attaching to all outstanding Voting Securities. For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Voting Securities which may be acquired pursuant to Convertible Securities, such Voting Securities shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Securities Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Voting Securities which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding. 1.5 Acting Jointly or in Concert For the purposes of this Agreement, a Person is acting jointly or in concert with every other Person who, as a result of any agreement, commitment, or understanding, whether formal or informal, with the first Person acquires or offers to acquire Voting Securities or Convertible Securities, and an Affiliate of such Person (other than (A) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by way of prospectus or private placement; or (B) pledges of securities in the ordinary course of business). ARTICLE 2 – THE RIGHTS 2.1 Issuance and Evidence of Holdings of Rights One Right in respect of each Common Share outstanding at the Record Time and each Common Share which may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof. Notwithstanding the foregoing, one Right in respect of each Common Share issued after the Record Time upon the exercise of rights pursuant to Convertible Securities outstanding at the Stock Acquisition Date may be issued after the Separation Time but prior to the Expiration Time. Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend: “Until the Separation Time (as defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights described in a Third Amended and Restated Shareholder Rights Plan Agreement dated as of May 10, 2022, as may be amended or supplemented from time to time (the “Shareholder Rights Agreement”) between Tricon Residential Inc. (the “Company”) and TSX Trust Company (formerly, Equity Financial Trust Company) (the “Rights Agent”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may expire, may be amended or redeemed, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable, after the receipt of a written request therefor.” Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share represented thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time. Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Company’s securities register for shares.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 85 2.2 Exercise of Rights; Detachment of Rights (a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void. (b) Until the Separation Time: (i) the Rights shall not be exercisable and no Right may be exercised; and (ii) each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share. (c) From and after the Separation Time and prior to the Expiration Time: (i) the Rights shall be exercisable; and (ii) the registration and transfer of Rights shall be separate from and independent of the Common Shares. Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)) at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose): (x) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and (y) a disclosure statement describing the Rights, provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. (d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent: (i) the Rights Certificate evidencing such Rights; (ii) an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and (iii) payment by certified cheque, banker’s draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised. (e) Upon receipt of a Rights Certificate, together with a duly completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly: (i) requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions); (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares; (iii) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; (iv) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver any cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and (v) tender to the Company all payments received on exercise of the Rights.

2022 MANAGEMENT INFORMATION CIRCULAR 86 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL (f) In case the holder of any Rights exercises less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.6(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns. (g) The Company covenants and agrees that it will: (i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable. (ii) take all such actions as may be necessary and within its power to comply with the requirements of its constating documents, the Securities Act and the securities laws or comparable legislation of each of the provinces and territories of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights; (iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date; (iv) cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; (v) pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and (vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights. 2.3 Adjustments to Exercise Price; Number of Rights The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3. (a) In the event the Company at any time after the Separation Time and prior to the Expiration Time: (i) declares or pays a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) other than pursuant to any optional dividend reinvestment plan or a dividend payable in Voting Securities in lieu of a regular periodic cash dividend; (ii) subdivides or changes the then outstanding Common Shares into a greater number of Common Shares; (iii) consolidates or changes the then outstanding Common Shares into a smaller number of Common Shares; or (iv) otherwise issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement, or consolidation, the Exercise Price, the number of Rights outstanding and the securities purchasable upon exercise of the Rights shall be adjusted as of the record or effective date as follows: (x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the “Expansion Factor”) that a holder of one Common Share immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof (assuming the exercise of any such exchange, conversion or acquisition rights); and (y) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such distribution, subdivision, change, consolidation or issuance, so that each such Common Share will have exactly one Right associated with it. To the extent that any such exchange, conversion or acquisition rights are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would be in effect, based on the number of Common Shares actually issued on the exercise of such rights.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 87 In the event the Company at any time after the Record Time and prior to the Separation Time issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares), each such Common Share shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share. (b) If, after the Separation Time and prior to the Expiration Time, the Company shall issue any equity securities other than Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire shares of any such capital stock) in a transaction of a type described in Clause 2.3(a)(i) or (iv), the shares of such capital stock shall be treated herein as nearly equivalent to Common Shares to the extent practicable and appropriate under the circumstances, as determined by the Board of Directors, and the shares purchasable upon exercise of Rights shall be adjusted as necessary such that the shares purchasable upon exercise of each Right after such adjustment will be the shares that a holder of the shares purchasable upon exercise of one Right immediately prior to such issuance would hold thereafter as a result of such issuance. Notwithstanding Section 5.5, the Company and the Rights Agent are authorized and agree to amend this Agreement in order to give effect to the foregoing. (c) In the event that at any time after the Record Time and prior to the Expiration Time there shall occur: (i) a reclassification or redesignation of the Common Shares or any change of the Common Shares into other shares (other than as the result of an event described in Subsection 2.3(a)); (ii) a consolidation, merger or amalgamation of the Company with or into another body corporate (other than a consolidation, merger or amalgamation which does not result in a reclassification of the Common Shares or a change of the Common Shares into other shares); or (iii) the transfer of all or substantially all of the assets of the Company to another body corporate; a holder of a Right shall thereafter be entitled to receive and shall accept upon exercise of such Right, in lieu of the number of Common Shares to which such holder was theretofore entitled to acquire upon such exercise, the kind and amount of shares and/or other securities or property which such holder would have been entitled to receive as a result of such occurrence if, on the effective date thereof, such holder had been the holder of the number of Common Shares to which such holder was then entitled upon exercise of such Right. The Company shall take all necessary steps so that holders of Rights shall thereafter be entitled to acquire such shares and/or other securities or property, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 2.3. (d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by this Section 2.3 shall be made no later than the earlier of: (i) three years from the date of the transaction which gives rise to such adjustment; and (ii) the Expiration Time. (e) irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder. (f) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment. (g) Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any: (i) consolidation or subdivision of Common Shares; (ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares; (iii) stock distributions; or (iv) issuance of rights, options or warrants, hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

2022 MANAGEMENT INFORMATION CIRCULAR 88 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL (h) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, the Company shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time: (i) file with the Rights Agent and with each transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and (ii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights. Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of such adjustment or change. (i) The Company covenants and agrees that, after the Separation Time, it will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights. 2.4 Date on Which Exercise Is Effective Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open. 2.5 Execution, Authentication, Delivery and Dating of Rights Certificates (a) The Rights Certificates shall be executed on behalf of the Company by its Chairman, President, Chief Executive Officer or Chief Financial Officer under the corporate seal of the Company reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates. (b) Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid. (c) Each Rights Certificate shall be dated the date of countersignature thereof. 2.6 Registration, Transfer and Exchange (a) After the Separation Time, the Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Company shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered. (b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange. (c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Rights Agent duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 89 2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered. (b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time: (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security or indemnity as may be reasonably required by each of them in their sole discretion to save each of them and any of their agents harmless; then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen. (c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith. (d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder. 2.8 Persons Deemed Owners of Rights The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. In this Agreement, unless the context otherwise requires, the term “holder” of any Right means the registered holder of such Right (or, prior to the Separation Time, the associated Common Share). 2.9 Delivery and Cancellation of Certificates All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company on request. 2.10 Agreement of Rights Holders Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights that: (a) such holder of Rights shall be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held; (b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right; (c) after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein; (d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; (e) such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein); and

2022 MANAGEMENT INFORMATION CIRCULAR 90 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL (f) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation. (g) subject to the provisions of Section 5.5, without the approval of any holder of Rights or Voting Securities and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein. 2.11 Rights Certificate Holder Not Deemed a Shareholder No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive distributions or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive distributions, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof. ARTICLE 3 – ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS 3.1 Flip-in Event (a) Subject to Subsection 3.1(b) and Sections 5.1 and 5.2, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Company shall take such action as shall be necessary to ensure and provide, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities laws or comparable legislation so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred). (b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by: (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Person acting jointly or in concert with an Acquiring Person); or (ii) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Person acting jointly or in concert with an Acquiring Person), that has the purpose or effect of avoiding this Clause 3.1(b), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. (c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend: “The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.” provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 91 ARTICLE 4 – THE RIGHTS AGENT 4.1 General (a) The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents (the “Co-Rights Agents”) as it may deem necessary or desirable subject to the approval of the Rights Agent. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder, with the prior approval of the Company. The Company also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement. (b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons. (c) The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company. 4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent (a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement. (b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement. 4.3 Duties of Rights Agent The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound: (a) the Rights Agent may at the Company’s expense retain and consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the prior approval of the Company, such approval not to be unreasonably withheld, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert or advisor; (b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman, President, Chief Executive Officer, Chief Financial Officer or any other authorized signing officer of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

2022 MANAGEMENT INFORMATION CIRCULAR 92 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL (c) nothing in this Agreement shall be construed to relieve the Rights Agent of liability for its own gross negligence, bad faith or wilful misconduct; (d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only; (e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable; (f) the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement; (g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, President, Chief Executive Officer, Chief Financial Officer or any other authorized signing officer of the Company, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such person; (h) the Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement; (i) nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and ( j) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof. 4.4 Change of Rights Agent The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered or certified mail. The Company may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.10. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Company), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon receipt of any and all outstanding amounts owing by the Company to the Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.10. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 93 4.5 Compliance with Money Laundering Legislation The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10-day period, then such resignation shall not be effective. 4.6 Privacy Provision The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. ARTICLE 5 – MISCELLANEOUS 5.1 Redemption of Rights (a) Subject to the prior consent of the holders of Voting Securities or Rights obtained as set forth in Section 5.5(b), or 5.5(c), as applicable, the Board of Directors, acting in good faith, may at any time prior to the occurrence of a Flip-in Event, as to which the application of Section 3.1 has not been waived pursuant to Section 5.2, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3, if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”). (b) If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under Subsection 5.2(b) hereof, outstanding Voting Securities, the Board of Directors of the Company shall, immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price. (c) Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price. (d) If the Board of Directors elects to or is deemed to have elected to redeem the Rights (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to Subsection 5.1(f), no further Rights shall thereafter be issued. (e) Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the share register maintained by the Company’s transfer agent or transfer agents. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made. (f) Upon the Rights being redeemed pursuant to Subsection 5.1(c), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred.

2022 MANAGEMENT INFORMATION CIRCULAR 94 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 5.2 Waiver of Flip-In Events (a) Subject to the prior consent of the holders of Voting Securities or Rights obtained as set forth in Section 5.5(b), or 5.5(c), as applicable, the Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Securities otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of Voting Securities or otherwise than in the circumstances set forth in Subsection 5.2(c), waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent. (b) The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur as a result of a Take-over Bid made by way of a take-over bid circular sent to all holders of Voting Securities, waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent; provided, however, that if the Board of Directors waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Securities prior to the expiry of any Take- over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.2(b). (c) The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.2(c) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Securities such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto. 5.3 Expiration No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement. 5.4 Issuance of New Rights Certificates Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement. 5.5 Supplements and Amendments (a) The Company may, at any time without the approval of shareholders of the Company or holders of Rights, make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder. Notwithstanding anything in this Section 5.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment. (b) Subject to Subsection 5.5(a), the Company may, with the prior consent of the holders of Voting Securities obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Securities duly called and held in compliance with applicable laws and the articles of the Company. (c) The Company may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 95 (d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s articles of incorporation and by-laws with respect to meetings of shareholders of the Company. (e) Any amendments made by the Company to this Agreement pursuant to Subsection 5.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall: (i) if made before the Separation Time, be submitted to the holders of Voting Securities of the Company at the next meeting of holders of Voting Securities and the holders of Voting Securities may, by the majority referred to in Subsection 5.5(b), confirm or reject such amendment; and (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.5(d), confirm or reject such amendment. Any such amendment shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be. 5.6 Fractional Rights and Fractional Shares (a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Company shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right. (b) The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise. 5.7 Rights of Action Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement. 5.8 Regulatory Approvals Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance of or delivery of equity securities of the Company upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior necessary approvals of the Toronto Stock Exchange and any other exchange upon which the Common Shares may be listed to the extent required by the rules of the Toronto Stock Exchange or other exchange at the relevant time.

2022 MANAGEMENT INFORMATION CIRCULAR 96 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 5.9 Declaration as to Non-Canadian Holders If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. If it would be necessary in any jurisdiction other than Canada to register any of the Rights or securities issuable on exercise of Rights prior to such issue or delivery, the Company will use its best efforts to establish procedures whereby shareholders entitled to such Rights, or holders of Rights entitled to securities upon the exercise of Rights, will have the ability to trade or exercise such Rights, or be issued such securities, without the need to register those securities in the jurisdiction in which they reside, through the establishment of a trustee to hold and sell such securities in Canada, or such other mechanism as the Board of Directors believes is appropriate. 5.10 Notices (a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by first class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows: Tricon Residential Inc. 7 St. Thomas Street Suite 801 Toronto, ON M5S 2B7 Canada Attention: David Veneziano Facsimile No.: 416-925-5022 Email: dveneziano@triconcapital.com With a copy to: Goodmans LLP Bay Adelaide Centre 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7 Attention: John Connon Facsimile No.: 416-979-1234 Email: jconnon@goodmans.ca (b) Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by first class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows: TSX Trust Company 100 Adelaide St. W, Suite 301 Toronto, Ontario M5H 4H1 Attention: Vice President, Corporate Trust Facsimile No.: 416-361-0470 Email: tmxestaff-corporatetrust@tmx.com (c) Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for the Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 97 (d) Any notice given or made in accordance with this Section 5.10 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). (e) Each of the Company and the Rights Agent may from time to time change its address for notice under Subsection 5.10(a) or (b) by notice to the other given in the manner aforesaid. 5.11 Costs of Enforcement The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder to enforce his rights pursuant to any Rights or this Agreement. 5.12 Successors All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder. 5.13 Benefits of this Agreement Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights. 5.14 Governing Law This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province. 5.15 Severability If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable. 5.16 Effective Date Notwithstanding its amendment and restatement as of the date hereof, this Agreement is effective and in full force and effect in accordance with its terms from and after May 20, 2010 and replaces and supersedes the Second Amended and Restated Agreement. 5.17 Reconfirmation This Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by all holders of Voting Securities who vote in respect of such reconfirmation at every third annual meeting of the shareholders following the meeting at which this Agreement is confirmed. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting of the shareholders, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of the applicable annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.2), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.17. 5.18 Determinations and Actions by the Board of Directors All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Company to any liability whatsoever to the holders of the Rights.

2022 MANAGEMENT INFORMATION CIRCULAR 98 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 5.19 Time of the Essence Time shall be of the essence in this Agreement. 5.20 Execution in Counterparts This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. 5.21 Fiduciary Duties of Directors Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written. TRICON RESIDENTIAL INC. By: Name: Title: TSX TRUST COMPANY By: Name: Title: By: Name: Title:

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 99 ATTACHMENT I TRICON RESIDENTIAL INC. SHAREHOLDER RIGHTS PLAN AGREEMENT FORM OF RIGHTS CERTIFICATE Name of Registered Holder: Certificate No. Number of Rights: THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID. RIGHTS CERTIFICATE This certifies that , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Third Amended and Restated Shareholder Rights Plan Agreement, dated as of May 10, 2022, as the same may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between Tricon Residential Inc., a corporation incorporated under the laws of the Province of Ontario (the “Company”) and TSX Trust Company (formerly, Equity Financial Trust Company), a company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Company (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent, together with payment of the Exercise Price by certified cheque, bank draft or money order payable to the Company, at the Rights Agents’ principal office in the City of Toronto. The Exercise Price shall be $100, expressed in Canadian dollars, (as such term is defined in the Shareholder Rights Agreement) per Common Share at the Separation Time, subject to adjustment in certain events as provided in the Shareholder Rights Agreement. This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Company. This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised. No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement. No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof; nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a holder of Voting Securities of the Company or any right to vote for the election of directors or upon any matter submitted to holder of Voting Securities at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting holders of Voting Securities (except as provided in the Shareholder Rights Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

2022 MANAGEMENT INFORMATION CIRCULAR 100 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent. WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Date: TRICON RESIDENTIAL INC. By: Authorized Signature Countersigned: Date: TSX TRUST COMPANY By: Authorized Signature

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 101 FORM OF ELECTION TO EXERCISE (To be exercised by the registered holder if such holder desires to exercise the Rights represented by this Certificate.) TO: The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of: (Name) (Address) (City and Province) (Social Insurance Number or other taxpayer identification number) If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to: Name) (Address) (City and Province) (Social Insurance Number or other taxpayer identification number) Dated: Signature: Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.) Signature must be guaranteed by a Canadian Schedule 1 chartered bank or by medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program. CERTIFICATE (To be completed if true.) The undersigned party exercising Rights hereunder hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement. Signature (please print name of signatory)

2022 MANAGEMENT INFORMATION CIRCULAR 102 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL NOTICE In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby, the Company will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable. (To be attached to each Rights Certificate.)

2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL 2022 MANAGEMENT INFORMATION CIRCULAR 103 FORM OF ASSIGNMENT (To be executed by the registered holder if such holder desires to transfer the Rights represented by this Certificate.) FOR VALUE RECEIVED hereby sells, assigns and transfers unto (Please print name and address of transferee.) the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint , as attorney, to transfer the within Rights on the books of the Company, with full power of substitution. Dated: Signature: Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.) Signature must be guaranteed by a Canadian Schedule 1 chartered bank or by medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program. CERTIFICATE (To be completed if true.) The undersigned party transferring Rights hereunder hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement. Signature (please print name of signatory) (To be attached to each Rights Certificate.)

2022 MANAGEMENT INFORMATION CIRCULAR 104 2022 MANAGEMENT INFORMATION CIRCULAR TRICON RESIDENTIAL NOTICE In the event the certification set forth above in the Form of Assignment is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7 T 416 925 7228 F 416 925 7964 www.triconresidential.com Imagine a world where housing unlocks life’s potential